

05007866

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Royal Wessanen

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1306 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT: 5/13/05

Royal Wessanen nv

Wessanen

Annual Report 2004



Wessanen in brief

Our corporate profile
Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category/channel management, strong brands, value-added distribution services and transatlantic alignment.

Our mission statement
Wessanen will be the leading transatlantic company for branded authentic Health and Premium Taste foods.

Our sources of value creation
- We build brand equity
- We expand and balance our market presence in retail, specialized and 'out-of-home' channels in North America and Europe
- We optimize our supply chain scale and provide adequate control to the chain to guarantee product authenticity
- We grow the Health and Premium Taste food categories in retail
- We help professionalize the specialized store channel

Our differentiating capabilities focus on
- Excellence in category and channel management
- Strong and focused brands and excellent branding skills
- Strong transatlantic presence
- Best-in-class distribution services

Business objectives for 2005
- Further EBITAE improvement to the range between EUR 70 million to EUR 85 million
- Continued focus on cash generation by further reducing working capital
- Creating growth in our Branded and Distribution businesses
- Completing Operation Phoenix and 'Build on the Roots' restructuring programs
- Further alignment of Private Label activities with Branded business

Contents

in millions euro, unless stated otherwise

	2004	2003
Net sales and income figures		
Net sales	**2,119.5**	2,431.8
EBITAE	**60.2**	9.9
as a percentage of net sales	***2.8%***	*0.4%*
Exceptional items (before tax)	**(49.5)**	(68.9)
Goodwill amortization	**(11.2)**	(11.3)
Operating result	**(0.5)**	(70.3)
as a percentage of net sales	***(0.0%)***	*(2.9%)*
Change in valuation long-term receivables	**-**	4.4
EBIT	**(0.5)**	(65.9)
as a percentage of net sales	***(0.0%)***	*(2.7%)*
Net result	**1.8**	(33.2)
as a percentage of net sales	***0.1%***	*(1.4%)*
Net result before amortization of goodwill and exceptional items	**36.1**	9.7
as a percentage of net sales	***1.7%***	*0.4%*
Financing and investments		
Shareholders' equity as a percentage of total assets	**50.1%**	45.5%
EBITDAE/interest ratio	**7.7**	4.6
Net debt	**95.9**	176.3
Cash flow from operating activities	**82.2**	12.2
Investments in property, plant and equipment	**28.1**	22.9
Net cash flow from acquisitions and divestments	**0.0**	(16.3)
Employees		
Number of employees on December 31	**8,445**	9,707
Employees outside the Netherlands	**7,689**	8,897
Financial information per share (in euro)		
Shareholders' equity	**6.89**	7.43[1]
Net income before goodwill amortization and exceptional items	**0.52**	0.14
Net income	**0.03**	(0.47)
Diluted earnings	**0.03**	(0.46)
Dividend	**0.58**	0.58
Highest share price	**12.49**	10.05
Lowest share price	**8.80**	4.30
Share price on December 31	**9.45**	9.39
Number of outstanding shares at year end	**72,588,501**	72,588,501
Average number of shares (excluding treasury stock)	**69,321,279**	69,946,431
Treasury stock at year end	**2,533,745**	5,966,495

1 Recalculated with number of shares outstanding, excluding treasury stock, at end of year

Please turn to page 56 for an explanation of terminology used.

Net sales by geographic location

2004

1 North America 59%
2 Europe 41%


2

Net sales by group

2004

1 North America Branded 6%
2 North America Distribution 53%
3 Europe Branded 23%
4 Europe Distribution 6%
5 Europe Private Label 12%



Restructuring and reorganizing a company requires strategic insights to determine goals, courage to make tough decisions and endurance to keep on pushing forward whatever the setbacks. These are the realities in turning an organization around.

Ad Veenhof
President and CEO



Doede Vierstra[1]
Chief Financial Officer



Alec Covington
North American activities



Niels Onkenhout
European activities



2004: The Year of Delivery
Whereas 2003 was the year in which we drafted plans, started cost-cutting initiatives and outlined the strategy for the future, 2004 was the year in which we had to deliver on our promises. We knew it would not be easy: Wessanen needed a complete make-over and all aspects of the organization were affected by profound strategic, operational and financial measures. While maintaining high performance of the daily business, management had to divide their attention between cost savings on the one hand and growth initiatives on the other. We all realized we needed to deliver on our promises and we had to act quickly.

And so we did. Over a period of only 12 months we have taken tremendous steps in all four key business areas: strategy, finance, operations and management. We strongly improved our financial performance, reduced our debts and further solidified our balance sheet and cash flow position. We aligned our organizational and operational structures in North America and Europe to support our strategic focus on branding and distribution of authentic Health and Premium Taste food products in the North American and European markets. And we improved control over our operations by appointing new management, installing tight monitoring systems and redefining and improving our processes and procedures.

The achievements of 2004 form the foundation for the opportunities ahead in 2005. Our first priority is the introduction of the new branding and marketing concepts we have developed for several of our main brands in the European market. We will need these concepts to grow our business, as we expect that the European market itself will continue to be under pressure in 2005. In North America, we still need the coming six to eight months to complete our improvement plans for our Distribution business, while implementing new branding and marketing concepts for our Branded business. Furthermore, to strengthen our portfolio, smaller acquisitions will also be considered this year.

We are pleased that the results so far indicate that we are on the right track, even though we realize that 2005 is going to be another vital year in making Wessanen a successful company. This year we have paved the way by taking out costs and putting the right people and the right structures in place, creating a stronger base for future growth.

The dedication, energy and teamwork of our employees worldwide have been the driving forces behind the successes we have achieved in 2004. We highly value the extra efforts they have made to realize our ambitious goals for the year and are looking forward to celebrating another successful year with them in 2005.

1 Doede Vierstra succeeded Koos Kramer as Chief Financial Officer on January 1, 2005. At the Shareholders' Meeting on April 27, 2005, it will be proposed to appoint Mr. Vierstra as Executive Board Member

Short-term objectives for 2004[1]

- Restoring profitability
- Timely execution of Operation Phoenix initiatives
- Complete headcount reduction of 1,300 to 1,400 positions (of which in 2004: 900 to 1,000)
- Implement 'Build on the Roots' program at Tree of Life North America (TOL NA)

1 As stated in the Annual Report 2003

The management agenda for 2004 was dominated by restoring our financial performance, implementing Operation Phoenix cost saving plans, putting new organizational structures and management in place in North America and Europe, and preparing initiatives for future growth.

Operation Phoenix: improving our bottom-line performance

Implementation of the various initiatives took much of our attention throughout 2004, in particular during the first half of the year.

North America: building on the roots of a successful company

In North America, the main focus was on improving customer service levels, product assortments and inventories, implementing the right processes, and appointing the right management to take the business to the next level. The 'Build on the Roots' program, as initiated in November 2003, has already led to a 30% decrease in SKUs, improved service levels, and a strong improvement in financial performance. In the second half of 2004, however, the business was hit by a decline in low-carb sales, as well as extraordinary events such as hurricanes, prompting us to announce and implement a further intensification of our North American reorganization program in January 2005.

Europe: streamlining of cost structure

In Europe, Operation Phoenix involved, among others, closing factories in Belgium and the UK, combining operations in the Netherlands, Belgium and France, closing offices in France and Spain, reducing management layers, and outsourcing warehousing activities. Simultaneously, we combined warehousing and distribution for health food stores in the Netherlands and Belgium. All these projects were completed successfully, without any noteworthy disruptions to the daily business.

Operation Phoenix delivers on its promises

Compared to targets set out at its launch in August 2003, Operation Phoenix overachieved in terms of job reductions, with a reduction of 1,042 in 2004 versus a target for the year of 900 to 1,000. Annualized savings of EUR 102 million were on target.

Bringing our operational structure into line with our business focus

As a foundation for future growth, we brought our organizational structure into line with our strategy.

North America: focused, lean and flexible

In North America, we are implementing a new organizational structure as part of our 'Build on the Roots' initiative. The reorganization process reduces the company's seven US regions to three, concentrating all of TOL NA's operations into offices located in St. Augustine, Florida, Dallas, Texas, and Bloomington, Indiana, each responsible for multiple satellite distribution facilities. In addition, we are currently implementing a reorganization of all procurement-related activities. The purchasing function is being divided into category management, vendor management and inventory management. This structure will promote focus and business excellence in supply chain management, product assortment, gross margin and service level, consistently across our national network.

Europe: country-based structure to enable quick and targeted growth

In Europe, we transformed our subsidiaries from a series of largely independent operating companies to a tight and coherent group structure, exploiting synergies yet enabling flexibility and speed-to-market. The European group of companies is now made up of two business lines, each aimed squarely at the requirements of a particular retail channel. One business line focuses on our (branded) products for grocery and out-of-home markets. The other business line is dedicated to serving the needs of local independent health food stores in each of our European markets. As a vital part of the European structure, category management, product innovation management and procurement are coordinated on a European level. We have installed country units with shared service teams, serving the two business lines. Steps are currently being taken to further align Private Label activities with the Branded business.

Long-term operational targets[1]**:**

- Achieve a more balanced geographic split between North America and Europe
- Grow our 'small' brands into 'leading' international brands
- Strengthen our capabilities in Health foods and broaden our brand portfolio in Premium Taste foods through acquisitions and/or alliances

1 As stated in the Annual Report 2003

Financial targets for 2004[1]

- EBITAE of at least EUR 70 million
- Cost reduction of EUR 100 to 115 million (run-rate by end of 2004)
- Positive cash flow
- Higher margins as a result of lower operating expenses, improved performance of the Branded business and more effective procurement

1 As stated in the Annual Report 2003

Exceptional items

Exceptional items related to	Amount in EUR million
Operation Phoenix	(25.6)
Build on the Roots	(10.8)
Other restructuring projects	(10.0)
US special investigation	(2.5)
Releases of provisions and accruals	1.7
Gain on divestiture Specialty Partners business	1.1
Other operating expenses	(3.4)
	(49.5)
Financial income interest rate swap	11.2
Total 2004 exceptional result before taxes	(38.3)
Taxes on exceptional items	11.8
Reversal of impairment non-consolidated participations	2.3
	(24.2)

Building a platform for growth

Another objective for 2004 was creating growth engines for the future. In this respect, various initiatives were carried out.

In Europe, we developed new branding and marketing concepts for our main brands Bjorg, Beckers, Zonnatura, Whole Earth and Gayelord Hauser, while others are currently underway. Based on thorough consumer research, we are refining positioning statements, developing new innovative products, redesigning packaging and/or logos and preparing marketing campaigns. In the course of 2005, this should lead to a clearly visible renewal of our portfolio on the Health and Premium Taste shelves.

After a reassessment of the portfolio of our North America Branded business, new product introductions for brands such as Daily's, Sesmark and Ka-Me are ready to be marketed or have already been introduced. Our North American Distribution business developed the Smart Assortment℠ marketing service, which can identify and recommend the optimal Health and Premium Taste product assortment for specific retail store locations for any type of retailer in North America.

Financial performance back on track

We have made solid improvements in our financial performance. EBITAE rose from EUR 9.9 million in 2003 to EUR 60.2 million in 2004. As stated in November 2004, we were unable to meet the EUR 70 million target we had set for ourselves at the beginning of the year due to a sharp decline in low-carb sales, an unusually heavy hurricane season in the United States and higher costs of raw materials. Working capital showed a decrease of EUR 54 million, mainly driven by reduction in stock levels and tighter invoicing and payment procedures. Gross margins improved as loss-making businesses were discontinued and improved purchasing policies were implemented. Operating expenses were reduced strongly due to a cutback of 1,262 positions in 2004, equivalent to 13% of Wessanen's total workforce. Further improvement of the balance sheet was realized by reducing our net debt by EUR 81 million to EUR 96 million, resulting in a solvency ratio of 50%, despite a dividend payout of EUR 40 million. Finally, cash flow from operating activities was strong at EUR 82.2 million (2003: EUR 12.2 million).

Exceptional items

Exceptional items in 2004 are mainly related to the restructuring of the business. Operation Phoenix was started in August 2003 and will be finalized in 2005. The total expenses of this restructuring program in 2003 and 2004 amount to EUR 53.6 million. The total expected expenses of TOL NA's 'Build on the Roots' program are EUR 16 million, of which EUR 10.8 million relate to 2004. Other restructuring projects in 2004 were initiated to align the organization with the business focus.

In addition to restructuring expenses, further exceptional operating expenses included various smaller exceptional items at TOL NA and ABC and expenses related to the US special investigation, which was carried out in 2003 and in the first half year of 2004[1]. The total expenses of this investigation are EUR 11.0 million.

More details on exceptional items are included in the financial statements (page 32).

1 See page 7 for more details

Earnings per share
Net income per share from ordinary activities before exceptional items and amortization of goodwill is EUR 0.52 (2003: EUR 0.14). After exceptionals and amortization of goodwill, the earnings per share are EUR 0.03 (2003: EUR 0.47 negative).

Outlook 2005: continued improvement anticipated for second half of 2005
Wessanen expects EBITAE in 2005 to continue to improve and arrive anywhere between EUR 70 to 85 million. The expected improvement is anticipated for the second half of 2005. The outcome is dependent on a number of variable factors, such as market developments and the effect of price pressures in the European retail channel, the speed of the completion of the turnaround in the North American Distribution business, the development in raw material prices (meat, fuel, resin), and the development of low-carb sales. The company will narrow down the range when further insight in the aforementioned factors develops.

Financial overview per group
in millions euro, unless stated otherwise

	North American business		European business				
	North America Branded	North America Distribution	Europe Branded	Europe Distribution	Europe Private Label	Corporate	Total
2004							
Net sales	**134.6**	**1,117.3**	**480.0**	**133.2**	**254.4**	**–**	**2,119.5**
EBITAE	**11.3**	**(9.7)**	**36.3**	**5.0**	**24.3**	**(7.0)**	**60.2**
Exceptional items	**(2.2)**	**(17.2)**	**(8.5)**	**(2.7)**	**(14.5)**	**(4.4)**	**(49.5)**
ROS	**8.4%**	**(0.9%)**	**7.6%**	**3.8%**	**9.5%**	**–**	**2.8%**
Average capital employed	**55.7**	**233.8**	**99.4**	**28.4**	**55.7**	**(0.9)**	**472.1**
ROI	**20.3%**	**(4.2%)**	**36.6%**	**17.6%**	**43.4%**	**–**	**12.8%**
2003							
Net sales	145.0	1,437.9	488.2	113.6	247.1	–	2,431.8
EBITAE	6.6	(40.6)	33.4	3.6	15.3	(8.4)	9.9
Exceptional items	(7.7)	(53.4)	(10.0)	0.0	(0.8)	7.4	(64.5)
ROS	4.6%	(2.8%)	6.8%	3.2%	6.2%	–	0.4%
Average capital employed	66.4	315.9	103.7	20.5	68.5	(12.4)	562.6
ROI	9.9%	(12.9%)	32.2%	17.6%	22.3%	67.7%	1.8%

Please turn to page 56 for an explanation of terminology used.

North American business

As of January 2004, Wessanen's North American operations were reorganized into two separate groups – North America Branded and North America Distribution – focusing on Wessanen's core competencies in branding, category management and value-added distribution services.

North American Market Health and Premium Taste Foods 2004[1]

The US and Canadian markets for Health and Premium Taste foods continue to show impressive growth. The North American market for Health food[2] expanded by 11.7% as compared to 2003, organic being the greatest driver for growth (+18.0%). Premium Taste foods[3] showed a 5.4% growth over the year.

While the number of Americans on low-carb diets declined sharply during 2004, from 9.1% of the population in January to 3.6% in November, other factors emerged to stimulate growth. The US Department of Agriculture updated its influential dietary guidelines to include recommendations for whole grains rather than refined, more protein from fish and less sugar. These recommendations all validated the healthy foods lifestyle. One of the hottest emerging food categories of 2004, wheat free/gluten free, is sure to get a further boost when the Food Allergy and Consumer Protection Act, which requires that all allergens are disclosed on product packaging, takes effect on January 1, 2006.

1 Source: Wessanen Corporate Marketing, based upon data from NBJ, NMI, Reuters Business Insight and Packaged Facts, January 2005
2 Includes the segments organic and natural foods (excluding fresh produce, meat and dairy), non-dairy, vegetarian, positive dietetic, health teas and natural personal care
3 Includes the segments ethnic, specialty and gourmet foods

Key figures total North American business

in millions euro, unless stated otherwise

	2004	2003
Net sales	**1,251.9**	1,582.9
Net sales at constant exchange rates	**1,388.1**	1,582.9
EBITAE	**1.6**	(34.0)
EBITAE margin (as a % of net sales)	**0.1%**	(2.1%)
Exceptional items	**(19.4)**	(61.1)
EBIT	**(19.5)**	(93.0)

North American business: great achievements, yet still much to be done

Cost reduction and efficiency improvement measures are paying off

Implementation of Operation Phoenix cost reduction initiatives and the group's 'Build on the Roots' restructuring program had a significant positive impact on the results of Wessanen's North American business. Operating expenses were clearly lower than last year at an index of 83; return on sales were up from 2.1% negative to 0.1% positive. Working capital was decreased by EUR 62 million to EUR 163 million.

Lowering the cost base

Key focus of our North American business was on a return to profitability. In this respect, several measures were taken to lower the group's cost base. First of all, we needed to scrutinize our product assortment to arrive at a balanced product mix of profitable items. By reducing the number of SKUs by 30% we managed to reduce complexity, lower our cost base and reduce our capital invested in inventory. We also consolidated and closed distribution facilities and reduced the company's seven US operating regions to three. All in all, in 2004, we reduced our workforce by 769 positions, a number that will increase in 2005 by another 125 positions following the restructuring implemented in January 2005 and another 25 positions in the North American Branded business line.

Reviewing customer relationships

To arrive at the targeted margin of 4% on Distribution activities on a run-rate by the end of 2007, we needed to evaluate our customer relationships and determine the proper mix of customers to ensure future growth. In 2004, we stabilized relationships with our key customers, renewed several contracts and eliminated loss-making business relationships. In addition, late in 2004 we started soliciting new customers that would match our criteria for added-value distribution services. These efforts have already led to a number of new distribution agreements.

Improving service levels
Order quality and service level have a significant impact on our sales and customer relationships. Entering 2004, a combination of past poor procurement and inventory management practices had put us in a position where we had inadequate stocks of many products that were selling and surplus inventory of products that weren't. During the year we took aggressive steps to regain control of both our service level and the quality of our facility inventories. We recruited and hired super users for our E3 procurement system, implemented central controls over procurement practices nationally and established Inventory Management, with direct responsibility for service level, as a separate department reporting directly to Logistics. By the end of 2004, service levels had improved a full 4% from 2003 and had become very competitive with industry standards.

Building a dedicated Brand group
The North American Brand Group was established in 2004 to form a dedicated consumer and brand oriented organization focusing on growing Wessanen's branded sales in the United States and Canada. By combining the branded operations of Liberty Richter, American Beverage Corporation and the former American Natural and Specialty Brands, Wessanen has now separated its North American branded operations from its distribution activities.

Assessing labels and brands
After an analysis of the existing brand operations, which carried a small number of niche brands with limited consumer and customer equity and many different labels, SKUs and labels were rationalized and clustered. Furthermore, category and brand attractiveness were assessed, resulting in a selection of priority brands that should realize future growth (Daily's, Sesmark, Ka-Me and Mi-Del).

2005: Completing the reorganization process
We will need the first six to eight months of 2005 to complete our improvement plans for the North American Distribution business. Our main focus will be on completing the formation of the East Region, completing the facility rationalization processes, continuous focus on SKU reduction and working capital improvement, restructuring national procurement and implementing our national sales strategy. In our Branded business we will implement new branding and marketing concepts.

Special investigation
In August 2003, the company took a write-down of EUR 14 million following a balance sheet review at TOL NA. The review focused primarily on receivables, inventory and capitalized customer expenses, such as business acquisition fees and start-up expenses. An independent accounting firm and law firm were retained to conduct an in-depth investigation into the appropriateness of the company's financial and accounting processes and procedures and to determine whether the amounts written down should have been reflected in prior years.

The investigation concluded that items had been improperly recorded in TOL NA's books and records with the knowledge of management personnel. As a result of the investigation's findings and recommendations, Wessanen has made significant remedial changes to both its financial and accounting procedures and its organizational structure. These include the establishment of new finance and accounting controls and the continuing reorganization of the TOL NA accounting and finance departments into a centralized operation with direct lines of reporting. The training process on the new finance and accounting controls throughout TOL NA was completed in 2004.

In addition, significant changes in financial and operational management have been made throughout the organization. Furthermore, Wessanen has incorporated remedial actions recommended by the review into TOL NA's ongoing 'Build on the Roots' reorganization program. Further measures comprise the formation of an Internal Audit department at corporate level. All of these measures have been put into place to ensure the integrity of Wessanen's financial reporting going forward.

Exceptional items
Exceptional items related to the North American business led to operational expenses, amounting to EUR 19.4 million. The EUR 1.1 million gain on sale of the North American Specialty Partners business was classified as exceptional revenue. Restructuring projects were the most important drivers for exceptional items. Elements of the 'Build on the Roots' program, the transfer of the juice manufacturing activities from Nashua, New Hampshire, to ABC's Verona, Pennsylvania, facility, the special investigation expenses and the necessary follow-up actions to the outcome of the special investigation caused the majority of the exceptional expenses.

North America Branded

The formation of this new, dedicated consumer and brand-oriented organization enables Wessanen to grow its branding activities in the North American market for Health and Premium Taste foods. By combining the branded operations of Liberty Richter and American Beverage Corporation (ABC), Wessanen's North American brand group holds a number of key brands with growth potential, such as Ka-Me and Daily's.

Key objectives 2004[1]

- Develop the Branded business

Key achievements 2004

- Formation of Branded business group
- Rationalization and clustering of labels and SKUs
- Splitting up AN&SB; transferring brands to Liberty Richter
- Rebuilding of business model at Liberty Richter
- Brand repositioning of the Daily's brand

Key objectives 2005

- Implement marketing concepts for Daily's, Ka-Me and Sesmark
- Further rationalize third party business

1 As stated in the Annual Report 2003

Main brands

- Ka-Me (a broad range of authentic Asian food products)
- Daily's (non-alcoholic frozen blended cocktail mixes based on real fruit ingredients)
- Mi-Del (a family of wholesome cookies and snacks made from the finest natural ingredients)
- Sesmark (a selection of unique crunchy flavored crackers)


RiceThins
Teriyaki


Sesmark
Savory Rice Minis
Sesame Garlic


KAME

Sales per segment
2004

1 Health 4%
2 Premium Taste 96%


1
2

Number of employees
on December 31


520
409
2004
2003

Strategic focus

The North American Brand Group is responsible for the distribution, marketing and promotion of our Health and Premium Taste brands within the on and off premise channels, which includes supermarkets, mass merchandisers, supernaturals, independent retailers, liquor stores and bars and restaurants. The strategy is to build our brands into leadership positions with new product innovation and brand positionings that are ownable and differentiating while leveraging the proposition of authenticity and best taste experience.

Key figures

in millions euro, unless stated otherwise

	2004	2003
Net sales	**134.6**	145.1
Net sales at constant exchange rates	**147.1**	145.1
EBITAE	**11.3**	6.6
EBITAE margin (as a % of net sales)	**8.4%**	4.5%
Exceptional items	**(2.2)**	(7.7)
EBIT	**9.2**	(1.1)

Risks and responses

Reducing market risks through product innovation and customer alignment

Continued pressure from large manufacturers who continue to support their brands with strong consumer support, as well as through new product introductions, is placing increased pressure on our brands. In order to allow our brands the greatest chance for success, a comprehensive consumer and market research was undertaken to help reposition our key brands to offer consumers a relevant and differentiable positioning.

Continued escalating costs of raw materials and fuel are putting significant margin pressure on our brands. Price increases have been implemented to help offset some of the raw material and fuel increases.

North America Distribution

Wessanen's North American Distribution group (TOL NA) includes all warehousing and distribution activities of Tree of Life, Inc. in the United States and Canada. This lean and efficiency-driven group focuses on providing distribution service excellence and customized value-added, marketing services to supermarkets, drugstores and many thousands of independent retail stores nationwide.

Key objectives 2004[1]
Implement 'Build on the Roots' program:
- Regain the high quality of business processes
- Further align the cost base
- Improve service levels
- Increase knowledge in category management
- Improve sourcing and merchandising process

Key achievements 2004
- Improved customer satisfaction and service levels
- Implemented new policies related to minimum order size, customer returns and unit of sale criteria (each-pick or case)
- SKUs reduced by 30%
- Strong improvement in working capital dollars and days
- Expense reduction continues through elimination of redundancy and regional consolidation
- Re-engineering Northwest Region facility completed

Key objectives 2005
- Implement new organization structure for TOL NA
- Implement 'Smart Assortment℠' marketing service
- National sales strategy: attract new customers
- Further facility rationalization and cost alignment
- Continued focus on SKU reduction and improvement of working capital

1 As stated in the Annual Report 2003



Sales per channel
2004

1 Supermarkets and mass markets 77%
2 Specialized stores 21%
3 Supernaturals 2%



3
2

Number of employees
on December 31



4,016
4,893
2004
2003

Strategic focus
The group is committed to the continuous improvement of the services that we offer our retail customers. The focus of our strategy is on providing excellence in buying, selling, merchandising and logistics – the fundamentals of good retail distribution. We create added value for our customers by utilizing our innovative Smart Assortment℠ marketing service designed to provide optimal Health and Premium Taste product assortments customized to the needs of individual retail operators and locations. Our goal is to understand the needs of the shopper who buys the products we distribute, identify the retail stores where they shop, and then develop the merchandising and product assortment plans tailored to the individual needs of that retail operator and retail environment.

Key figures

in millions euro, unless stated otherwise

	2004	2003
Net sales	**1,117.3**	1,437.8
Net sales at constant exchange rates	**1,241.0**	1,437.8
EBITAE	**(9.7)**	(40.6)
EBITAE margin (as a % of net sales)	**(0.9%)**	(2.8%)
Exceptional items	**(17.2)**	(53.4)
EBIT	**(28.7)**	(91.9)

Risks and responses
New organizational structure will limit risks
Continuously increasing competition in all distribution channels is driving increased price competition between large retailers, supernaturals and independent specialized stores, resulting in pricing pressures on suppliers. TOL NA has addressed this issue by further streamlining the organization to improve efficiencies and reduce overhead.

Our four largest supermarket customers represent approximately 30% of TOL NA's sales. To serve all our customers well, TOL NA has implemented a lean, efficiency-driven distribution unit focused on operational excellence and network optimization. Furthermore, a nationally-controlled business management unit was implemented to ensure customer service and profitability and safeguard optimal product purchasing and replenishment.

Finally, the company's high dependence on sophisticated order and distribution processes is supported by a national IT system, data synchronization and a data-warehousing system.

European business

As of January 2004, Wessanen's European operations have been reorganized to form a more united and transparent organization. The new structure is designed to support the focus on Health and Premium Taste branded food products (Europe Branded), distribution to health food stores (Europe Distribution) and manufacturing of private label products (Europe Private Label).

The Branded and Distribution groups are subdivided by country to ensure flexibility and efficiency when operating in their respective local markets. At the same time, coordination in product innovation is ensured through central coordination within selected pan-European categories.

European market for Health and Premium Taste foods 2004[1]

Although slightly below last year's level, the European Health foods market[2] again showed satisfactory growth in nearly all segments (9.8% against 10.8% in 2003). This growth was particularly boosted by the positive dietetic and natural personal care segments, which represent only a minor part of Wessanen's branded portfolio. Excluding these two segments, the European Health foods market grew by 4.9% (against 2.8% in 2003).

The European market for Premium Taste foods[3] grew more rapidly than in previous years (5.3% against 4.3% in 2003), which was partly caused by strong sales in the ethnic foods segment. Despite this positive market, price pressure in retail became more and more of an issue for producers. The slow economic climate also translated into less consumer spending in 'out-of-home'.

Key figures total European business

in millions euro, unless stated otherwise

	2004	2003
Net sales	867.6	848.9
Net sales at constant exchange rates	865.0	848.9
EBITAE	65.6	52.3
EBITAE margin (as a % of net sales)	7.6%	6.2%
Exceptional items	(25.7)	(10.8)
EBIT	36.0	38.3

European business: tough market conditions, yet satisfactory performance

In Europe, with savings generated through Operation Phoenix, difficult market conditions and increases in raw material prices were successfully countered. The return on sales in 2004 increased from 6.2% to 7.6%. Sales grew by 2.2%. But as 2.6% of this growth was caused by the acquisitions during 2003 which were fully accounted for in 2004, and 0.3% resulted from GBP exchange differences, autonomous growth was slightly negative (0.7%) due to deliberately terminated turnover and the weak 'out-of-home' market.

The Branded businesses showed a marked improvement in EBITAE at stable sales, creating a strong base for future profitable growth. EBITAE improvement was mainly driven by Operation Phoenix savings. The Distribution activities performed in line with expectations, with a modest growth and healthy margins. The Private Label operations made a strong contribution to the positive performance of the European business, which benefited from a strategy focusing on value-added products, the implementation of various Operation Phoenix initiatives, and a number of favorable 'one-offs'. Steps are currently being taken to further align Private Label activities with the Branded business.

1 Source: Wessanen Corporate Marketing, based upon data from NBJ, NMI, Reuters Business Insight, Datamonitor and Packaged Facts, January 2005
2 Includes the segments organic and natural foods (excluding fresh produce, meat and dairy), non-dairy, vegetarian, positive dietetic, health teas and natural personal care
3 Includes the segments ethnic, specialty and gourmet foods

New European governance structure
In Europe, we are implementing a new governance structure with the key objective of creating a business model appropriate to the focused team-oriented Wessanen. The original structure of a series of largely independent operating companies is being replaced by a structure with two business lines (Health and Premium Taste Branded business and Health Food Store business), each aimed squarely at a particular retail channel (large retailers and supermarkets and health food stores, respectively).

Creating a European marketing platform
Wessanen's growth potential is founded in pan-European innovation and speed-to-market.

With the transformation of our European business from a series of largely independent operating companies to a tight and coherent group we are now able to start exploiting synergies and increase cooperation in different strategic areas. By establishing European category innovation teams and implementing a lead buying management process we are combining our expertise and best practices to grow our sales in selected categories.

Building stronger brands
In 2004, we have reviewed the positioning of five of our European brands: Zonnatura, Beckers, Whole Earth, Bjorg and Gayelord Hauser. Based on extensive market research and solid consumer insight we have applied our branding expertise on upgrading our brands on four levels: (1) brand repositioning; (2) innovating and aligning the product portfolio; (3) adapting brand logos and packaging; and (4) renewing the marketing communications strategies.

In addition, the efficiency and quality of Beckers' production organizations will be further streamlined so as to meet the cost pressure in the market.

Exploiting synergies between European distribution activities
In 2004, we reduced our costs and enhanced our marketing power by exploiting synergies within the supply chain that serves the Benelux specialist health food channel. The distribution activities of Hagor and Bioservice were consolidated at one Belgian depot, which acts as a satellite of Natudis' distribution center at Harderwijk, the Netherlands. By combining the product portfolios of Natudis, Bioservice and Hagor at Harderwijk, we can now offer Dutch and Belgian health food stores a broader assortment of Health foods.

In the Netherlands and Belgium, transport and logistics for the retail and out-of-home channels were already outsourced. During 2004, we extended this arrangement by outsourcing the warehousing of Boas to a third party. During 2005, the warehousing operations of Distriborg Belgium will be integrated within those of our logistics supplier.

In France, activities carried out by Soreau, Brugier Sillon, Terradis and (part of) Distriborg are now concentrated in Lyon, our French headquarters. This new unit, named 'Kalisterra', will be able to provide a better assortment and benefit from a lower cost base due to shared services and logistics.

Streamlining our Private Label activities
The production and warehousing activities of private label manufacturer Dailycer were reorganized, reducing the group's headcount by over 200. In the UK, the Telford plant was closed, to leave Deeside as the sole British production facility. Warehousing was outsourced, enabling the closure of the Penkridge depot. In the Netherlands, Dailycer's production activities were integrated into those of Delicia, both of which are based in Tilburg. In France, the Faverolles plant has been upgraded, enabling it to raise its production volumes and achieve better economies of scale.

2005: Focus on growth
Besides finalizing the organizational restructuring in Europe, extra attention will be paid to reducing working capital through tighter control of payment and better inventory management. Our European Branded business will continue to focus on establishing growth by exploiting new innovative marketing concepts. In addition, the European Private Label activities will be further aligned with the Branded business.

Exceptional items
Operating result in Europe was negatively affected by exceptional items, amounting to EUR 25.7 million. Operation Phoenix and several other restructuring initiatives were the main drivers for these exceptional expenses. The most important of these are the termination of Dailycer product lines in the UK, the closure of facilities of Beckers, Natudis and Distriborg in Belgium, France and Spain, and product and customer rationalization projects at various European operating companies.

Europe Branded

Wessanen's European brand group combines the branded operations of Beckers, Boas, Distriborg, Kallo Foods and Whole Earth in five national units focusing on the local Health and Premium Taste markets in France, the United Kingdom, Germany, the Netherlands and Belgium.

Key objectives 2004[1]
- Build brand equity for selected brands
- Control supply chain to guarantee product authenticity
- *Grow Health and Premium Taste categories in retail*
- Expand Health and Premium Taste markets in 'out-of-home' and foodservice

Key achievements 2004
- Realignment of businesses to new governance structure
- Reassessment of product and brand portfolio
- Repositioning and restyling of Zonnatura brand
- New product development at Zonnatura
- Introduction of new brand strategy at Beckers

Key objectives 2005
- Establish a European category management organization
- Roll out the first European product initiatives
- Restyle and relaunch brands
- Performance above market growth

1 As stated in the Annual Report 2003

Sales per channel
2004

1 Supermarkets/mass markets 55%
2 Specialized stores 26%
3 Out-of-home 18%
4 Other channels 1%

Number of employees
on December 31

2004	2003
2,458	2,803

Main Health and Premium Taste brands

Health:
- Bjorg (extensive range of organic food products)
- Gayelord Hauser (positive dietetic)
- Whole Earth (natural cereals, fruit spreads and drinks)
- Zonnatura (wide variety of natural and organic foods)

Premium Taste:
- Beckers (adventurous, delicious and easy-to-prepare foods)
- Merza (authentic Mediterranean products)

Key figures

in millions euro, unless stated otherwise

	2004	2003
Net sales	480.0	488.2
Net sales at constant exchange rates	479.4	488.2
EBITAE	36.3	33.4
EBITAE margin (as a % of net sales)	7.6%	6.8%
Exceptional items	(8.5)	(10.0)
EBIT	25.3	21.0

Strategic focus
The Health and Premium Taste (HPT) business line *is responsible for our Branded business in Europe.* Essentially, it manages the distribution, promotion and marketing of our mainstream HPT brands through the grocery channel which includes larger retailers and supermarkets. The strategy is to keep individual brands local but, where appropriate, HPT will export underlying product concepts and market them with other local branding.

Risks and responses
Reducing market risks through brand equity and optimal control
Although to some extent susceptible to changes in the economic climate, the European Branded group is well equipped to deal with market risks, thanks to its improved differentiated positioning in the supermarket and out-of-home channels. Continuous product innovations, strong brands and category management are securing the group's positions in both channels. The group's sensitivity to price fluctuations in raw materials is reduced by entering into long-term purchasing contracts where possible.

Optimal supply chain control is crucial to guarantee product authenticity and prevent health and quality issues.


BECKERS


BECKERS


SOcrispy
SOcrispy


Gayelord
Mincir
Biorythmes


Gayelord
Mincir
Biorythmes


Gayelord
Mincir
Biorythmes

Europe Distribution

The European Distribution organization is made up of national units offering value-added distribution services to health food stores in the United Kingdom (Tree of Life UK) and the Benelux (Natudis).

Key objectives 2004[1]
- Help professionalize specialized channel

Key achievements 2004
- Consolidation of distribution activities of Hagor and Bioservice (Belgium)
- Combining the product portfolios of Natudis, Bioservice and Hagor at Natudis (Netherlands)
- Outsourcing warehousing of Boas
- Integration of Brugier Sillon into Distriborg headquarters in Lyon

Key objectives 2005
- Integrating warehousing operations of Distriborg Belgium within those of our logistics supplier
- Reducing working capital
- Improving service levels
- Coordinating pan-European product initiatives
- Expanding selected European brands to other countries



1 As stated in the Annual Report 2003



Sales per channel
2004

1 Specialized stores 98%
2 Supermarkets/mass markets 2%

2

Number of employees
on December 31


390
407
2004
2003

Health Food Store brands
- De Rit
- Molenaartje
- Allos
- Tartex
- Bonneterre
- Evernat
- Dr Ritter



Key figures

in millions euro, unless stated otherwise

	2004	2003
Net sales	133.2	113.6
Net sales at constant exchange rates	132.3	113.6
EBITAE	5.0	3.6
EBITAE margin (as a % of net sales)	3.8%	3.2%
Exceptional items	(2.7)	–
EBIT	2.1	3.5

Strategic focus
The Health Food Store (HFS) business line is responsible for serving the needs of local specialist health food stores in each of our European national markets. It will continue to market and promote local brands, and also to leverage these brands and labels in the independent store sectors of other European countries. Credibility for our products in this channel stems from the stores themselves, which are trusted by consumers whose purchasing decisions are mainly driven by principle.

Risks and responses
Although to some extent susceptible to changes in the economic climate, the European Distribution group is well equipped to deal with market risks, thanks to its well differentiated positioning in the specialized health food stores. The geographical spread and large customer base also protect the market position. Optimal supply chain control is crucial to guarantee product authenticity and prevent health and quality issues.

Europe Private Label

Wessanen's Private Label group is made up of private label manufacturers Dailycer (traditional breakfast cereals and innovative cereal specialties with high added value), Delicia (chocolate vermicelli and flakes) and Gelderland Frischwaren Gesellschaft mbH (bacon-based products)[1]. Steps are currently being taken to further align our Private Label business with our European Branded business.

Key objectives 2004[2]

- Successful consolidation and closure of Telford (UK) activities
- Outsourcing distribution in UK
- Increasing sales of added-value cereal products (e.g. healthy flakes, cereal bars)

Key achievements 2004

- Consolidation and closure of Telford (UK) activities
- Outsourcing warehousing and closure of Penkridge (UK) facility
- Upgrading Faverolles (France) production facility
- Strengthening sales of added-value cereal products

Key objectives 2005

- Further align Private Label business with European Branded business

Number of employees
on December 31


1,004
1,136
2004
2003

Key figures

in millions euro, unless stated otherwise

	2004	2003
Net sales	254.4	247.1
Net sales at constant exchange rates	253.3	247.1
EBITAE	24.3	15.3
EBITAE margin (as a % of net sales)	9.5%	6.2%
Exceptional items	(14.5)	(0.8)
EBIT	8.6	13.8

Strategic focus

Steps are currently being taken to further align the Private Label business with our European Branded business.

Risks and responses

The group's customers are mainly European supermarket chains. Excellent service and high quality standards are essential in order to hold on to current customers in the increasingly competitive market for private labels. Hence, the pricing policy needs to be closely linked to that of the A-brands. Furthermore, the operating result of the group is sensitive to fluctuations in the price of raw materials, since increases cannot always be passed on to customers. The group aims to mitigate this risk by a continuous focus on cost reductions, process efficiencies and an optimal product mix.

1 Early January 2005 Wessanen announced the divestment of GFG
2 As stated in the Annual Report 2003




Céréales fourrées
Style
Style
Picky
Picky

Financing

One of the centrally managed activities within Wessanen is financing, which enables us to benefit from economies of scale and to meet our financial needs in a flexible and cost-effective manner. Wessanen Finance bv is managing these activities.

	2004	2003
Solvency	50.1%	45.5%
Debt-to-equity	19.5%	35.0%
EBITDAE-interest ratio	7.7	4.6
Long-term net debt (in millions euro)	114.6	26.0
Short-term net debt (in millions euro)	(18.7)	150.4
Interest expenses (in millions euro)	0.5	9.1

Continuously strong financial ratios

Mainly as a result of the improved cash flow from operations, net debt has decreased from EUR 176.3 million to EUR 95.9 million at the end of 2004. The balance sheet remained solid in spite of a historically weak US dollar. Our financing strategy is aimed at mitigating as much as possible the impact of the volatility of foreign currencies on our shareholders' equity through local currency denominated financing of our subsidiaries. During 2004, this strategy substantially mitigated the negative effect of the decline of the US dollar, which resulted in a solvency ratio of 50% at the end of 2004. The EBITDAE/interest ratio, excluding the exceptional gain from the interest rate swap in 2004, improved to 7.7, substantially above our target level of 6.0.

Securing long-term financing and reducing financial risks

The financing strategy is aimed at securing the long-term financing of the company, on an investment grade basis, in order to achieve our strategic targets and to reduce financial risks by managing our currency and interest rate exposures. The strong improvement of our cash flow in 2004 has further widened the debt capacity, supporting the future growth of Wessanen.

In addition to the financing strategy, one of the objectives of our value based management program is to control total capital utilization. This, together with our interest rate hedging objectives and the netting of our worldwide bank balances, is supportive of our aim to minimize interest expenses.

At the end of 2004, our interest-bearing debt consisted mainly of drawings under a recently arranged EUR 250 million three-year credit facility, and of capital leases. With the availability of the new credit facility, Wessanen decided to prepay the outstanding USD 136 million private placement on July 28 2004, rather than to renew the private placement in December 2004. The EUR 250 million three-year credit facility with Rabobank and Fortis Bank was signed on June 28, 2004.

Minimizing currency risks

Currency risks are minimized by financing our subsidiaries outside the euro-zone with local currency denominated loans. Basically, all transaction exposures in foreign currencies are hedged through foreign exchange instruments.

Market developments: further decline of long-term EUR interest rate

In the course of 2004, the EUR long-term interest rate declined further, setting historic lows while USD short-term interest rates increased substantially. As a substantial part of our interest-bearing debt was fixed for 2004, the impact of these movements of interest rates on our profit and loss account has been very limited.

Lower interest expenses

Interest income and expenses declined substantially from EUR 9.1 million in 2003 to EUR 0.5 million in 2004. The decline in interest expenses was mainly related to an exceptional gain of EUR 11.2 million, which was the result of an interest rate swap contract. In line with our financing strategy, Wessanen entered into this USD interest rate hedging contract in May 2003, anticipating the renewal of the then existing US private placement expiring in December 2004. This swap was settled in August 2003, resulting in a gain of USD 14.0 million. In line with the accounting rules applicable for special hedges, this gain remained deferred on the balance sheet as of December 31, 2003. Following the arrangement of a three-year EUR 250 million credit facility in June 2004, Wessanen decided not to renew the private placement in July 2004 and the gain was therefore released to the profit and loss account in 2004.

For 2005, a lower level of interest expenses is foreseen, given the relatively low short-term interest rate environment and the lower level of interest bearing debt at the end of 2004.

Increase in cash flow from operating activities

The cash flow from operating activities increased by EUR 70.0 million to EUR 82.2 million, mainly driven by the restoration of operating results and improved control on working capital. The latter showed a decrease of EUR 54 million, mainly as a result of reduction in stock levels and tighter invoicing and payment procedures.

The 2004 cash flow from operating activities was mainly used to decrease net debt by EUR 81 million.

Acquisitions and investments

The cash flow from investing and divesting activities decreased from minus EUR 38.5 million in 2003 to minus EUR 14.1 million in 2004, mainly because in 2004 no acquisitions were carried out. Investments in property, plant and equipment at EUR 28.1 million, and also disposals at EUR 6.4 million were higher than in 2003, primarily because of Operation Phoenix and other restructuring projects. Early 2004, Wessanen divested its American Specialty Partners business and in December 2004, Wessanen do Brasil was divested.

Risk management and control

In 2004, Wessanen strengthened financial control of the business. The company appointed CFOs for Europe and North America that report directly to the CFO of Wessanen. Furthermore, we adopted organizational changes to the corporate accounting department in order to create a more transparent division of responsibilities and to safeguard its role as an independent controlling and accounting function.

The main focus areas of the CFO for Europe and North America are operational business support, business analysis, control and reporting. The financial managers in the divisions/companies have a direct reporting line to their regional CFO. Corporate Accounting focuses on consolidation, internal and external reporting as well as compliance with applicable accounting policies and standards. Corporate Treasury is responsible for financing, cash management, as well as reducing financial risk (interest/currency). Corporate Tax focuses on optimizing the global tax position of Wessanen.

Further strengthening control mechanisms

The company's accounting and reporting practices are monitored by the Audit Committee. This Committee meets periodically with management, internal audit, the independent auditors and internal financial controllers. Both the independent auditors and the head of the Internal Audit Department have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

The newly appointed head of the Wessanen Internal Audit Department is currently establishing an Internal Audit department, which will be partly based in the US, partly in Wessanen headquarters.

The company's general and financial management has been upgraded in a comprehensive training program. The main focus areas of these courses were the accounting policies and procedures based on the International Financial Reporting Standards, treasury procedures and the basics of a framework for internal control.

In 2005, Wessanen will start to develop a Wessanen-wide uniform framework for internal control.

Monthly and quarterly reporting

Wessanen monitors the financial results of its operating companies through a system of monthly and quarterly reporting. The monthly report consists of a financial reporting package, together with management commentary on the main variances. The profit and loss statement and development of primary working capital, fixed assets and FTE are discussed in a Monthly Business Review Meeting between the Executive Board of Wessanen, the regional CFO and the management of the operating company. The Quarterly Business Review Meeting has a more extended agenda. In this meeting, the balanced scorecard, the progress on the previously agreed action plans and the new action plans are also discussed.

Risk management

The 2003 risk management assessment entailed a review of the strategic, operational and financial risks facing the companies. We reviewed both the preventive and the corrective control mechanisms in place to mitigate these risks and defined action plans to improve the controls on these risks. During 2004, these action plans were followed up. A new risk management system will be adopted in 2005, based on the generally accepted COSO framework.

Converting to IFRS

The preparations for the conversion of our reporting systems to International Financial Reporting Standards (IFRS) started at the end of 2002. As of 2005, all European stock quoted companies are obliged to base their financial reports on the IFRS accounting rules. In order to be able to report comparative figures with the IFRS based quarterly financial results in 2005, we are near to completion of the conversion of our opening balances from January 1, 2004, and the quarterly figures of 2004 to IFRS. IFRS is not expected to significantly impact Wessanen's financial statements.

At first adoption, the changes in valuation of balance sheet items will be charged directly to equity. The main changes to our equity will be a higher provision for pensions, mainly offset by the capitalization of some externally acquired brands that are currently not valued. A positive impact to net result is expected, due to termination of amortization of goodwill, which is replaced by an annual impairment test. The moderate negative effect on EBITAE results from increased pension scheme expenses and a reclassification of amortization on capitalized brands to operating expenses.

Managing foreign exchange risks

Wessanen's foreign exchange risks are mainly related to the US dollar and the UK pound sterling. As with interest risks, foreign exchange risks arising from operational transactions are managed by our central Treasury department. This department uses various financial instruments such as forward foreign-exchange and interest-rate contracts in combination with foreign-exchange and interest-rate options.

The results of our operating companies are recorded in local currency. These are converted in the consolidated income statement at the average exchange rate for the year. In 2004, the weakening of the US dollar had a minimal effect on Wessanen's net result, since the North American activities reported a break-even EBITAE. The effect of further movements between the US dollar and the euro in 2005 is expected to be around EUR 35,000 for every one cent deviation between the US dollar and the euro, and as such relatively minor for Wessanen's net result level.

We do not hedge translation risks that arise from converting the balance sheets of foreign subsidiaries into euros. These differences are reflected in consolidated shareholders' equity at the end of the year. In 2004, this currency translation had an adverse effect of EUR 6.4 million, because the euro increased by 8% against the US dollar compared with year end 2003.

Employees

In 2004, a start was made towards a more coordinated approach in Human Resources policies and processes to better support our common business objectives. The focus in 2005 will be on improving quality standards, and building on the changes made in the organization and HR processes during 2004.

Employees per country

1 US and Canada 53.7%
2 France 24.7%
3 The Netherlands 9.1%
4 Germany 6.4%
5 United Kingdom 4.4%
6 Belgium 1.7%



Improving quality standards: Quality Leadership
Improving quality standards will require a collective commitment by employees at all levels. It also requires open channels of communication between employees and management which allow dissemination of information and clarification of expectations, as well as keeping everyone in touch and focused on the common commitment.

We have introduced a dynamic theme, designed to attract attention and motivate. The theme is: 'You make the difference', giving a clear focus on performance, individual contribution and differentiation.

In 2004, the Wessanen Leadership Model was designed to illustrate what is needed for each employee to be successful at each level of the organization. This Leadership Model will provide the framework for driving 'Quality Leadership' improvements in 2005, as it provides a common language across the organization to address leadership challenges.

The Leadership Model, in combination with the Wessanen strategy, was also used to define the Wessanen Leadership Competencies, which describe successful behavior.

We have selected the following Leadership Competencies:

- Inspire commitment: applies understanding of people to motivate them and get the best from them. Creates presence, gains respect, inspires others and the organization.
- Excellence in execution: focuses attention on delivering desired business results. Shows accountability and determination to achieve the vision. Sets high standards and seeks innovative ways of improving these.
- Focus on customer: identifies and defines the needs of internal and external customers. Is proactive in anticipating and responding appropriately to customer needs.
- Develop organization: raises the capability of the organization through continuous learning and development.

The Leadership Competencies will be incorporated in key Wessanen HR processes, such as the Executive Performance Commitment process, and the Management Development Review process, during 2005.

Major drivers for HR programs and priorities
The most important elements which will be developed and implemented using a common, centralized approach are incorporated in Wessanen's HR strategy.

The HR strategy focuses on:

- Generating and enhancing capabilities and competencies, with a strong focus on category management, innovation and the introduction of leadership competencies.
- Effective deployment of policies and decisions, fostering employee involvement, clarifying Wessanen Governance and Management systems.
- Constantly reviewing, developing, pruning and simplifying our organization for transparency, focus, efficiency, speed of change and speed of decision-making.
- Raising the overall talent bar through management development reviews, and performance management.

Generating and enhancing capabilities and competencies
The Wessanen Academy leadership development programs were placed on hold during 2004 while the Leadership Model was being developed. In 2004, a large-scale Accounting, Treasury and Control Training program was developed for key financial managers worldwide, with a more general training for General Management. In total, eight training sessions were held for 117 participants in four countries. Further functional training in 2004 included a Category Management program, which was developed for and held at Tree of Life NA, and MEDIC training programs were started in 2004 and will be further rolled out across all Wessanen companies in 2005.

During 2005, a complete training strategy based on the challenges made explicit in the Leadership Model will be developed, and the most critical needs for development identified. This will enable Wessanen to prioritize the development needs in the organization, and determine whether these should and can be addressed by the Wessanen Academy or if this should be done more ad hoc or externally. As such, investment in enhancing capabilities will be made in the most effective way.

Effective deployment of policies and decisions
To ensure more effective global deployment, the HR Executive Team was set up in 2004, with regular meeting forums to discuss, align, develop and launch Corporate HR policies and decisions. This team consists of the Corporate HR Director, and the regional HR Directors for North America and Europe. Regional HR Directors then further progress and embed these policies with their HR teams, thereby ensuring shared ownership and responsibility for the success of HR processes across Wessanen. The year 2005 will see the Wessanen-wide deployment of the Leadership Model and competencies through this construction.

Employees (continued)

Constantly reviewing, developing, pruning and simplifying our organization
The past year has seen many efforts to rebuild organizations in North America and Europe which are lean and effective. The measures taken in the 'Build on the Roots' program and the European Governance structure created in 2004 are explained in more detail in the group sections of the Annual Report, as they are integral to understanding the changes and performance of the regional businesses.

On a Wessanen-wide level, in 2004 we started to implement one standard for Job Grading and Ranking to facilitate the deployment of the Wessanen Reward Philosophy for Senior Management in 2005. During 2005, we will review our current Reward Strategies and Policies, including competitive benchmarks, pay practices and grading structure. These Wessanen HR standards and policies will lend a transparency to decisions on how jobs, and therefore individuals, are rewarded.

Raising the overall talent bar
At Wessanen, we recognize that our leadership position depends upon the successful contributions of our people. In 2004, the Management Development Review (MDR) process at Wessanen was separated from Quarterly Business Review discussions and was elevated to a key Management Process. The purpose of the MDR is to provide a process whereby individual achievement and development are linked to business challenges now and in the future. Besides giving Wessanen an insight into the current strengths and weaknesses of the leadership and organization as a whole, this helps us prepare now to ensure sufficient talent for our future needs, and establish succession plans up to the most senior levels in the organization. In 2005, the quality of the MDR will be improved by covering the desired target group, and by ensuring feedback from the MDR to the individuals discussed.

In 2004, we started to deploy the Wessanen Performance Commitment Cycle throughout the company. More than 3,000 employees are already participating in this common way of working in performance management. Through the Executive Performance Commitment (EPC) we want to strengthen the alignment of the strategic company objectives to performance objectives, and to link the EPC to Salary Review, and the Short-term (STIP) and Long-term (LTIP) incentive programs.

The first introduction of Performance (restricted) Shares has been evaluated and we are preparing the launch of new Long and Short Term Incentive Plans for Senior Management in 2005, with more clear and strict target setting and performance hurdles.

Number of employees as at December 31

	Europe	*of which in the Netherlands*	North America	Total
2004 total current activities[1]	**3,909**[1]	*756*[1]	**4,536**[1]	**8,445**[1]
North America Branded	–	–	**520**	**520**
North America Distribution	–	–	**4,016**	**4,016**
Europe Branded	**2,458**	*376*	–	**2,458**
Europe Distribution	**390**	*183*	–	**390**
Europe Private Label	**1,004**	*140*	–	**1,004**
2003 total current activities[1]	4,402[1]	*813*[1]	5,305[1]	9,707[1]
North America Branded	–	–	409	409
North America Distribution	–	–	4,893	4,893
Europe Branded	2,799	*441*	–	2,799
Europe Distribution	407	*164*	–	407
Europe Private Label	1,136	*148*	–	1,136

1 Also including corporate staff (December 31, 2004: 57; December 31, 2003: 63)

Sustainability

Wessanen is committed to making its contribution to sustainable development in all of its businesses. We continuously balance the interests of all our stakeholders in economic, social and environmental issues by utilizing the positive influence of our activities, while minimizing the burden on the environment.

Corporate sustainability from an international perspective
Wessanen takes part in the Dutch program 'Corporate sustainability from an international perspective'. Each month, a cluster of 20 corporations meet to outline concrete proposals to practice corporate responsibility in an international context[1]. As part of this program, Wessanen initiated its 'Building our Greenhouse' project, which includes:

1 Formulating a detailed policy on sustainability, our strategy and objectives (2004);
2 Converting these objectives into concrete plans and actions (2005);
3 Designing a system to manage, monitor and evaluate the effects of our policy.

The 'Building our Greenhouse' project is subject to a grant scheme of SenterNovem[2], a group that executes the sustainability policies of various governmental bodies and the European Union.

Sustainability themes
Based on our business principles (as described in the Wessanen Company Code[3]), our mission statement and an analysis of the company's key issues with regard to corporate responsibility, we have identified seven themes that will lead us to realizing sustainable growth in the coming five years. The resultant 'Sustainability Policy' was introduced in 2004.

Transparency and accountability
We seek to provide honest, clear, open and timely communications about our performance, business activities and products. We encourage an open dialogue with our stakeholders.

Supply chain responsibility
We recognize that our company is part of a larger system and we take responsibility for our role in this system. We strive to optimize the supply chain (people, planet and profit) by close cooperation with our supply chain partners. Important aspects of our supply chain responsibility are transparency (food safety, traceability, authenticity), control (supplier management) and continuous improvement (partnerships in the chain, certificates, professionalization, education of partners).

Governance
We believe that good stewardship and responsible management is vital to our success. We therefore aim for a transparent corporate governance structure. We are also implementing Total Quality Management (TQM) principles to achieve continuous improvement of our business.

Environment
We care for the environment. We aim to minimize the direct impact of our business activities on the environment, for instance by reducing energy consumption. Moreover, we encourage environmentally-friendly business practices with all our partners in the supply chain through special projects and partnerships. What is more, our product portfolio of natural and organic foods supports the development of ecologically sound cultivation.

Employees
We support employee empowerment. By guaranteeing favorable working conditions in our business principles, we encourage our employees to be engaged, motivated and involved with our business processes. We believe that people are responsible for their own work, and we invest in their autonomy and employability.

Human rights
We respect and support human rights of our employees and all other parties in society associated with our business. Wessanen does not conduct any business in so-called 'risk countries'. In addition, we aim to provide transparency with regard to human rights issues in our supply chain.

Product responsibility
Our brands represent authentic products. Apart from being safe and bona fide, this also signifies a pure taste, a contribution to a balanced nutrition, or a genuine heritage. As a food company, we attach great value to safeguarding and contributing to the health of our consumers. Honest, elaborate and comprehensible information about our products is part of this responsibility.

Putting sustainability into action
In 2005, Wessanen will implement the following concrete actions that will lead to sustainable growth:

- Implement ISO 9001 and 14001 as the basis for supply chain control and continuous improvement of our business processes;
- Set up reporting of our sustainability performance to become transparent to all stakeholders.

1 More information on www.internationaalduurzaamondernemen.nl. This website is in Dutch only
2 More information on www.senternovem.nl. This website is in Dutch only
3 The Wessanen Company Code is published on our corporate website, www.wessanen.com

Since 2003 Wessanen has embraced the Corporate Governance initiatives of the Tabaksblat Committee and the company endorses the principles and best practices of the Dutch Corporate Governance Code. There is still one exception which shall be addressed at the Annual General Meeting of Shareholders by way of a proposal to change the articles of association of Royal Wessanen.

In general, Wessanen believes that good progress was realized in 2004; the principles and best practices of the Dutch Corporate Governance Code have substantially been implemented.

Corporate governance structure Wessanen
The governance structure of Wessanen complies with the Dutch Governance Code. Principles and best practice provisions are published, either internally or externally, in respect of:

- General Meeting of Shareholders
- Supervisory Board
- Executive Board
- External and Internal Audit

All relevant documentation to meet the Code and to explain Wessanen's Corporate governance structure is accessible for stakeholders and others on the website of Wessanen (www.wessanen.com).

Role and responsibilities of the Executive Board
The Executive Board, with statutory responsibility for the overall conduct of the business, has four members and has been appointed by the General Meeting of Shareholders. In the report of the Executive Board on pages 2 to 21, the Executive Board explains the company's strategy and objectives as submitted to the Supervisory Board for approval. As mentioned on page 16, the proper working of the internal risk management and control system is under constant review by the Executive Board. This system includes the Wessanen Company Code, a Whistleblowers' procedure and a Disclosure policy; all examples of strengthening the company's responsibility in further improvement of transparency within Wessanen.

The Wessanen Company Code includes the mission statement, core values, business principles and guidelines for conduct. To further implement the Company Code, Wessanen will develop a management system in 2005 to guarantee that new employees are trained and well informed on the Company Code. The Company Code is followed in business decisions:

- Employees know what to do in case of violations
- Performance will be monitored and measured
- Evidence exists of implementation and functioning of the Company Code

Remuneration policy
The remuneration package for members of the Executive Board is established by the Selection, Appointment and Remuneration Committee of the Supervisory Board. The compensation packages are fully aligned with the requirements of the Corporate Governance Code and comply with the Code. The details of the remuneration are given in the notes to the annual financial statements, on page 36. This information is also available on our website. The Executive Board seeks to avoid any conflicts of interest. In line with the Code, a 'personal investment policy' is applicable to the company's Executive and non-Executive Directors.

Role and responsibilities Supervisory Board
The Supervisory Board oversees company policy as conducted by the Executive Board and acts as an advisory body to the Executive Board. The members of the Supervisory Board are appointed by the General Meeting of Shareholders. The profile and activities of the Supervisory Board and its committees are governed by a set of formal standing rules. The Supervisory Board's report of its activities during the year under review can be found on pages 22 and 23.

The Supervisory Board is structured in such a way that it includes all the expertise necessary to perform its tasks properly and to operate independently of and critically towards each other, as well as the company's management, and all other decision-making related to their responsibilities. The remuneration of its members is not linked to the company's net income.

Wessanen's Supervisory Board currently has four members. A body of this size is not required by the Code to establish separate committees. Wessanen, however, believes that good preparation and decision-making are important and has therefore decided to establish two such committees in line with the Corporate Governance Code. These are the Audit Committee and the Selection, Appointments and Remuneration Committee.

General Meeting of Shareholders
A General Meeting of Shareholders (AGM) is held at least once a year. Shareholders are entitled to request the Executive Board or the Supervisory Board to add items to the agenda of this meeting. Such requests have to meet the conditions as defined in the company's articles of association. Wessanen facilitates voting by proxy. As soon as it becomes feasible, electronic voting will also be made possible. As Wessanen is a member of 'Stichting Communicatiekanaal Aandeelhouders' (Shareholders' Communications Channel Foundation), Wessanen believes it is very important to maintain a close relationship with its shareholders. This explains the reason for its membership. This Foundation simplifies the contact between the company and its shareholders, naturally without affecting the privacy of shareholders. Further information can be found on www.communicatiekanaal.nl.

Role of the Stichting Administratiekantoor Wessanen
In the opinion of both the Supervisory Board and the Executive Board, the certification of shares which is presently in place should not serve as protection against a hostile take-over. In order to substantiate this view it will be proposed to the shareholders to abolish the restriction of 5% in case of the transfer of shares, as is now included in article 11 of the articles of association of the company. The consequence of adopting this change will be that certificates can be freely exchanged into shares with the associated voting rights. At the same time, the Supervisory Board and the Executive Board will endeavor to persuade the 'Administratiekantoor' to facilitate a system of granting unrestricted power of attorney to holders of certificates. Fact is that legislation as of October 1, 2004, enables the 'Administratiekantoor' to restrict or even revoke powers of attorney in times of 'war'. Against that, the Dutch Corporate Governance Code rules that powers of attorney must be granted unlimited and under all circumstances, and therefore also in times of 'war'.

The Supervisory Board and the Executive Board also aim to increase the involvement of certificate holders of the company. One way to achieve this goal is to increase the attendance at the AGM, either in person or by proxy. Today, a small minority of holders of certificates could eventually determine the direction of the AGM without the presence of the 'Administratiekantoor'. Once the objective of increased attendance has been achieved, the only remaining reason to continue the 'Administratiekantoor' will cease to exist and then, consequently, the 'Administratiekantoor' can be dissolved.

The proposed changes to the articles of association also include the introduction of the mandatory offer in order to protect the minority shareholders against holders of 30% or more of the shares and so to seize the control over the company without the obligation to make an offer for the remainder of the shares. The mandatory offer cannot be classified as a protective measure since it puts up a threshold but does not represent a waterproof defense wall. Therefore, the introduction of the mandatory offer fits in with our corporate governance policy. Moreover, introduction of the mandatory offer anticipates changes to this effect in Dutch law.

Communications with the financial world
Wessanen claims that it is of great importance to maintain open and transparent communication with its investors and with the financial world in general. We are in regular contact with analysts and investors (roadshows), as well as with the financial media, which form the main source of information for private investors. Our fair disclosure policy is designed to ensure the careful and simultaneous provision of information to all shareholders. Further information on upcoming events can be found in our financial calendar, published on the website of Wessanen.

Risk management and control system
Since 2003 Wessanen has improved the awareness and acceptance for Risk Management within the company by starting a Risk Assessment. This 2003 Risk Assessment must be qualified as a pilot for Wessanen. During 2004, action plans, as output of the Risk Assessment, were followed up in the regular Quarterly Business Review meetings. In 2004, Wessanen also implemented, amongst others, a procedure for management of the operating companies to sign an internal representation letter (LOR) to the Executive Board, addressing responsibility for design and functioning of internal control procedures.

In April 2004, the special investigation in respect of Tree of Life North America was completed, leading to significant changes in financial and accounting procedures and management. Subsequently Wessanen has substantially completed all remedial actions within Tree of Life North America. Rebuilding trust was an important objective for the turnaround program within this operating company.

After having implemented the changes as described above, Wessanen will adopt a new risk management system in 2005. Sponsored by the Audit Committee and the Executive Board, managers within the operating companies will be the owners of this new Risk Management System. They will ensure local management teams control significant and key risks as they arise and will act as facilitator during the Risk Assessments. This 2005 Risk Management System of Wessanen will be based on the generally accepted COSO framework. Through the Assessment, Wessanen aims that risks are identified, assessed, managed, monitored and reported in a uniform and structured manner within each operating company as well as at Wessanen corporate headquarters. Objective of the Risk Assessment is that upon occurrence of developments, with major impact on the realization of the organizational goals, financial reporting standards or non-compliance to law and regulations, both the Executive Board of Wessanen and the operating companies will promptly act in order to mitigate the imminent risks.

By operating in this manner, Wessanen will be able to further improve the control of its main operational, financial and compliance risk areas over 2005.

Taking the further improvements as stated above into account, the Executive Board expects to be able to judge the effectiveness of design and operating effectiveness of the risk management and control system by the end of 2005.

Internal and external auditing
In September 2004, Wessanen established an Internal Audit department. Internal Audit is reporting directly to the Chief Executive Officer, as well as to the Chairman of the Audit Committee. The Internal Audit department has full access to all other members of the Executive Board and the Supervisory Board. The annual audit program for 2005 is discussed with the external auditor and approved by the Executive Board and the Audit Committee. During 2004, the external auditor has taken cognizance of the findings of the Internal Audit department.

The Executive Board is responsible for the quality and completeness of Wessanen's financial reporting. Internal procedures on risk areas have been put in place for guidance and governance. For 2004, the external auditor has been appointed by the General Meeting of Shareholders, at the suggestion of the Supervisory Board. It is also the Supervisory Board which ensures that the external auditor's performance is assessed once every four years.

Amstelveen, March 7, 2005

Executive Board
Ad Veenhof, President and CEO
Doede Vierstra, CFO[1]
Alec Covington
Niels Onkenhout

1 At the Shareholders' Meeting on April 27, 2005, it will be proposed to appoint Mr. Vierstra as Executive Board Member

Consultation

In total, the Supervisory Board met seven times during 2004. Between these meetings, the Executive Board regularly informed the Supervisory Board of developments during the year. At the February and August meetings, the Supervisory Board convened with the external auditor. One meeting was held in the absence of the Executive Board, at which the Supervisory Board discussed both its own performance as well as the relationship with individual members of the Executive Board. Next to the regular topics such as strategy, operational developments, periodical results, the financial position of the company, budgets, long-term plans and the organization, the meetings also addressed the following subjects: the special investigation at TOL NA; operational and financial objectives; risks and risk management; and pension liabilities. In addition, considerable time was devoted to Corporate Governance, in the context of the Dutch Corporate Governance Code. The Supervisory Board appreciates the contribution made by the Code on Corporate Governance and will ensure that the Code is applied within Wessanen. Should deviations from the final Code be deemed necessary or desirable, a full explanation will be provided.

Shareholders' meetings

The Supervisory Board attended a General Meeting of Shareholders on March 31, 2004, as well as the Annual General Meeting of Shareholders that took place on October 1, 2004. The delayed timing of the Annual General Meeting of Shareholders was due to the fact that the special investigation at TOL NA was concluded in April of 2004 after which KPMG resumed the auditing process. KPMG signed off the 2003 accounts at the end of August of 2004, with an unqualified opinion. The external auditor was present at the Annual Meeting of Shareholders and answered a number of questions on that occasion.

At the shareholders' meeting of March 31, 2004, the following agenda items were successively discussed: report of the Executive Board over 2003, preliminary 2003 results, the reserve and dividend policy, a pay-out of the reserves and the extension of the time period to finish the accounts. Also discussed were Corporate Governance, the remuneration policy of the Executive Board, the remuneration of the Supervisory Board, and the authority for the Executive Board to issue shares and to buy back shares. At this meeting Mr. A.C. Covington was appointed as member of the Executive Board with responsibility for our North American activities. We wish Alec Covington every success in carrying out his duties. At the Annual General Meeting of Shareholders held on October 1, 2004, Mr. J.G.A.J. Hautvast was appointed as member of the Supervisory Board. We wish Jo Hautvast every success in his position as member of our Board.

Independent governance

The Supervisory Board is governed by a set of formal standing rules and a so-called 'profile'. Both are available on the company website. The members of the Supervisory Board hold no shares or depositary receipts of shares in the company. Nor do they own any tradeable options on such shares or depositary receipts of shares, and they shall not be granted options on the company's shares or depositary receipts of shares. The remuneration is not linked in any way to the company's results. None of the members of the Supervisory Board have been employed by the company during the past five years. And none of its members supply any form of consultancy services to the company, holds any form of so-called 'interlocking directorship', or is in the position of being a 'dominant shareholder'. With these regulations in place, the company complies with the 'best practice' policy regarding the independence of the Supervisory Board.

Committees

Today, Wessanen's Supervisory Board has four members. Although the Dutch Corporate Governance Code stipulates that a Supervisory Board of this size is not required to establish separate sub-committees, Wessanen has established an Audit Committee and a Selection, Appointments and Remuneration Committee.

Audit Committee

The Audit Committee assesses the company's financial reporting process, the internal system for managing financial risks, the audit procedures, as well as processes for monitoring compliance with relevant legislation and regulations. The Committee met a total of six times during 2004, of which four meetings took place in the presence of the external auditor upon publication of the results.

Other subjects addressed at Audit Committee meetings included the annual financial statements, the special investigation at Tree of Life North America, the introduction of IFRS, the external auditor's report, proposals for the appointment and remuneration of the external auditor, ICT systems and procedures, risk management, insurance and pensions. On the advice of the Audit Committee, and based on the special investigation, an Internal Audit Department at corporate level was established in the second half of 2004.The members of the Audit Committee in 2004 were Mr. J.A.N. van Dijk (Chairman) and Mr. F.H.J. Koffrie.

Selection, Appointments
and Remuneration Committee

The members of the Selection, Appointments and Remuneration Committee in 2004 were Mr. K.J. Storm (Chairman) and Mr. H. Wiegel, who was replaced by Mr. J.G.A.J. Hautvast from October 1, 2004. Mr. Hautvast replaced Mr. Storm as Chairman of the Committee on January 1, 2005, in order to comply with the Corporate Governance Code. Given the size of the Supervisory Board, the Remuneration Committee and the Selection and Appointments Committee have been combined. In 2004, the Committee met three times and focused on assessing the performance of individual members of the Executive Board, recruiting a new member of the Executive Board, reviewing the bonus scheme, setting up a share options scheme, and reviewing the pension scheme for members of the Executive Board. The remuneration policy for members of the Executive Board was approved at the General Meeting of Shareholders on March 31, 2004. The remuneration report over 2004 is available on the company website.

Statement

In accordance with the Articles of Association, the financial statements for 2004, which have been prepared by the Executive Board and audited by KPMG Accountants N.V., Amstelveen, the Netherlands, and the Report of the Executive Board have been submitted to us. We concur with these financial statements and the dividend proposal. We recommend that the Annual General Meeting of Shareholders approve these financial statements and that the members of the Executive Board be granted discharge from their management duties and the members of the Supervisory Board from their supervision thereof insofar as said management is reflected in the financial statements.

Composition of the Supervisory Board

According to schedule, Mr. J.A.N. van Dijk and Mr. F.H.J. Koffrie will resign from the Supervisory Board at the next Shareholders' Meeting. Mr. Koffrie is available for reappointment. Mr. van Dijk, who was appointed as Supervisory Board member in 1997 and became Chairman of the Audit Committee in 2002, is not available for reappointment. Also, Mr. K.J. Storm has decided to resign from the Supervisory Board. Mr. Storm was appointed as member of the Supervisory Board in 1996 and became Chairman of the Supervisory Board in 2002. The Supervisory Board is grateful to Mr. Storm and Mr. van Dijk for their dedication and strong leadership in steering Wessanen through turbulent times. Thanks to their contribution, Wessanen is now back on track and ready for the next phase in fulfilling its strategic and financial goals. At the Annual General Meeting of Shareholders, to be held on April 27, 2005, the Supervisory Board will propose to appoint Mr. D.I. Jager as member and new Chairman of the Supervisory Board, and Mr. L.M. de Kool as member of the Supervisory Board and new Chairman of the Audit Committee.

The Supervisory Board is highly grateful to all the company's staff for the results achieved and expresses its gratitude for their great efforts and dedication during the year 2004.

Amstelveen, March 7, 2005

Supervisory Board
K.J. Storm, Chairman
J.A.N. van Dijk
J.G.A.J. Hautvast
F.H.J. Koffrie

Members of the Supervisory Board

K.J. Storm (male, Dutch nationality, 1942), Chairman
Former Chairman of the Executive Board of AEGON N.V.; appointed to the Supervisory Board in April 1996, decided to resign in 2005. Other positions: Chairman of the Supervisory Board of Laurus N.V. and KLM N.V.; member of the Supervisory Board of AEGON N.V., and Pon Holdings B.V.; Board member of Interbrew S.A. and Baxter International, Inc.

J.A.N. van Dijk (male, Dutch nationality, 1938)
Former Senior Vice President of the Sara Lee Corporation and member of the Board of Management of Sara Lee/DE N.V.; appointed to the Supervisory Board in April 1997, term ending in 2005 (not eligible for reappointment). Other positions: Chairman of the Supervisory Board of Delta Lloyd N.V., Transavia Airlines B.V. and C.V. Verenigde Bloemenveilingen Aalsmeer (V.B.A.) B.A.; Chairman of the Supervisory Board of the University of Utrecht.

J.G.A.J. Hautvast (male, Dutch nationality, 1938)
Former Vice President Health Council of the Netherlands, member of DSM's Advisory Board Nutrition and member of the Advisory Committee of TNO Nutrition-PAR and former General-Director Wageningen Centre for Food Sciences; term ending in 2008 (eligible for reappointment).

F.H.J. Koffrie (male, Dutch nationality, 1952)
Chairman of the Executive Board of Buhrmann NV; appointed to the Supervisory Board in 2001; term ending in 2005 (eligible for reappointment).

Stichting Administratiekantoor van aandelen Koninklijke Wessanen°

To the holders of depositary receipts of ordinary shares in Koninklijke Wessanen nv
The conditions of the Trust under which the above-mentioned depositary receipts are issued by the Trust were changed by deed on March 30, 2004, before Mr. G.W.Ch. Visser, civil law notary in Amsterdam. Holders of depositary receipts may obtain copies of these conditions free of charge from the Trust or the N.V. Algemeen Nederlands Trustkantoor in Amsterdam (ANT), Herengracht 420, 1017 BZ (phone: +31 20 522 25 55, fax: +31 20 522 25 00, e-mail: conversie@ant-trust.nl).

In compliance with Article 15 of the Trust conditions the undersigned hereby conveys that the activities during the financial year 2004 consisted of holding in its name, acquiring and taking into administration ordinary shares in Royal Wessanen nv, each with a nominal value of EUR 1.00 and of issuing in respect thereof convertible bearer depositary receipts as well as, when necessary, re-converting depositary receipts into original shares, all with due regard to the Articles of Association of Royal Wessanen nv, and furthermore, of exercising the rights attached to the shares, including the voting rights at the Annual General Meeting of Shareholders.

As at December 31, 2004, the nominal value of the administered shares in Royal Wessanen nv for which depositary receipts were issued was EUR 72,246,323 constituting an increase of EUR 48,802 compared with December 31, 2003. In total, EUR 48,802 depositary receipts were issued for this amount against which registration took place in the shareholders' register.

The final dividend for 2003 and the interim dividend for 2004, which were declared by Royal Wessanen nv on April 14 and September 10, 2004, respectively, became payable on depositary receipts issued by the Trust on these same dates.

Based on the information provided to the shareholders, the members of the Trust Board have regularly apprized themselves of the developments in the company. The Trust Board met three times in the report year. In view of both the Shareholders' meeting that was held on March 31, 2004, and the Annual General Meeting of Shareholders on October 1, 2004, the Trust Board agreed on how they would vote on each agenda item under the condition that the Board representatives could change their vote during that meeting if they felt this was warranted by the discussions. The members also consulted each other by telephone from time to time.

The Trust was represented at the General Meeting of Shareholders on March 31, 2004, with 94.4% of the votes cast. In accordance with the resolutions adopted at the preceding meeting of the Trust Board, these votes were cast in favor of all agenda items put to the vote.

The second meeting of the Trust Board took place prior to the Annual General Meeting of Shareholders on October 1, 2004. The Trust represented 96.9% of the votes cast.

During the Shareholders' meeting of March 31, 2004, the Trust Board voted in favor of the proposal to amend the articles of association, after this proposal was adjusted in order to retain the 5% restriction on the transfer of shares. The Trust Board takes the view that deleting this article may lead to a dominant position of a large shareholder which is not in the interest of other shareholders. Only if this dominant shareholder would be obliged to make an offer to acquire all outstanding (certificates of) shares, the objection of the Trust will seize to exist. The change in legislation which is foreseen in May of 2006 in the context of the 13th European Directive in order to implement the mandatory offer could offer a solution. Despite repeated deliberation with the company, an acceptable alternative has so far not been found, while the mandatory offer will already now be included in the articles of association of the company.

On January 12, 2005, a meeting of holders of certificates took place in Amsterdam at the convocation of the Trust Board. Besides discussing the Dutch Corporate Governance Code and the impact of the Code on the trust conditions the meeting enabled the holders of certificates to make a recommendation regarding the vacancy that will emerge in April of 2005 when Mr. H. Langman will withdraw from the Trust Board. The meeting did not express its confidence in the Trust Board. At the meeting approximately 10% of the total number of certificates outstanding was present, including one holder of certificates with a 5% interest with the related overriding impact at the meeting. Since the Trust has been established to prevent that a large party can direct the meeting in case of a low attendance, the Trust Board has decided not to accept the consequences of the poll that was held at the meeting. As candidates to succeed Mr. H. Langman, the holders of certificates present at the meeting proposed to appoint Mrs. C.W. van der Giessen, and as second, Mr. P.P.F. de Vries, as member of the Trust Board. The Trust Board will consider filling the vacancy.

The current members have no shares or depositary receipts of shares in the company. The Trust has agreed with the company that the company will bear any reasonable costs which are incurred by the Trust. These include EUR 25,926 for consultancy services and insurance policies. The amount of remuneration paid to the Chairman of the Trust Board was EUR 5,500, and the amount paid to the other members was EUR 4,500 per person.

Wessanen participates in a proxy voting project which is organized by the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel). Depositary receipt holders are now entitled to obtain voting rights by proxy, either remotely through ANT or in person at meetings. This year, Mr. H. Langman will resign by rotation. The administrator of the Trust is the n.v. Algemeen Nederlands Trustkantoor (ANT), Amsterdam.

Amsterdam, March 7, 2005

Stichting Administratiekantoor van Aandelen Koninklijke Wessanen nv,
Trust Board of Directors
Mr. Drs. H. Langman, Chairman
Drs. R. Pieterse
Drs. C.J. van Rees

Declaration
The Executive Board of Royal Wessanen nv and the Board of the Stichting Administratiekantoor van Aandelen Koninklijke Wessanen hereby declare that in their joint opinion the requirements regarding the independence of the Trust members have been satisfied as set out in Annex X of the Trust Regulations of Euronext Amsterdam N.V., Amsterdam.

Amsterdam, March 7, 2005

Executive Board of Royal Wessanen nv
Board of the Stichting Administratiekantoor van Aandelen Koninklijke Wessanen

Financial statements 2004

Principles for valuation
Income and shareholders' equity are determined on the basis of historical cost, except if otherwise stated. The amounts presented in the balance sheet are based on the historical cost or nominal amount, less any necessary provisions. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Significant estimates include those required in determining the amounts for provisions, goodwill, impairments, pensions and income taxes.

Changes in accounting policies
As of 2004, there were no changes in the Guidelines for Annual Reporting (Dutch GAAP) that resulted in changes in the Wessanen accounting policies.

Changes in presentation
In 2004, the Wessanen organization and governance model was aligned with the new strategy. Following a geographical division between North America and Europe, further segmentation is based on the strategic focus on 'Health and Premium Taste' consumers. A division is made in Branded business versus Distribution and Private Label.

Furthermore, a reclassification was made to the 2003 figures in the balance sheet between current and deferred tax payables and receivables to make the presentation consistent with 2004.

Consolidation
The consolidated financial statements include the financial statements of Royal Wessanen nv and all entities that are controlled by Royal Wessanen nv. Control is presumed to exist if the parent owns, directly or indirectly, more than one half of the voting power of an enterprise or is able to exercise dominant influence. Minority interests are identified and presented separately in the net assets and net result.

In accordance with Sections 379 and 414, Title 9, Book 2 of the Dutch Civil Code, a list of the consolidated group companies and non-consolidated participations is deposited at the Trade Register of the Amsterdam Chamber of Commerce.

Foreign currency
Transactions in foreign currencies are recorded using the exchange rate in effect on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euro at exchange rates in effect at the balance sheet date. Any exchange rate differences arising are included in the income statement.

Group companies outside the Netherlands are considered as independent foreign entities.

The financial figures of these group companies and participations are stated in the currency in which these group companies predominantly perform their business (functional currency).

Results of the foreign operations are translated to euro, using average exchange rates of the year under review. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Differences arising from the translation of the net investment in foreign group companies and from related permanent group financing are taken directly to shareholders' equity.

The average rate is calculated from the sum of the end of month rates divided by 12.

The euro exchange rates for the most important currencies for Wessanen are:

	2004		2003	
	Average	**Year end**	Average	Year end
US dollar	**1.25**	**1.36**	1.14	1.26
Pound sterling	**0.68**	**0.71**	0.69	0.71

Derivative financial instruments
Derivative financial instruments are used in order to manage interest rate, foreign exchange and commodity risks. These instruments are measured at fair value and any changes in the value at the balance sheet date are taken to net result. Where derivatives are used to hedge future cash flow transactions that are highly probable, the change in fair value is deferred until the underlying hedged exposure affects earnings. The deferred income or expense is recognized in current assets or liabilities (accrued income or accrued expenses and other liabilities).

Interest rate and foreign exchange rate differences arising from derivative financial instruments used to hedge interest and foreign exchange rate risks are recognized as financial income and expenses. Gains and losses from derivative financial instruments used to hedge commodity risks are recognized in operating expenses.

Revenue recognition
Net sales represent the proceeds of goods and services delivered to third parties, less any VAT.

Revenue is recognized when products are shipped to end users, independent distributors, retailers and wholesalers, and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable.

Customer deductions for slotting fees, coupons, rebates, goods returned and discounts are recorded as reductions to sales and are included in net sales in the consolidated income statement. Generally, the selling prices include the cost of delivery.

Revenue derived from newsletters, trade fairs, third party warehouse activities and backhaul transportation activities are shown under other revenue.

Exceptional items
Exceptional items are defined as items of income and expense within profit and loss from ordinary activities of such size, nature or incidence, that in the view of the management their disclosure is relevant to explain the performance of the company for the period.

In order to facilitate the analysis of the result, the notes to the accounts show a split between net result before and after exceptional items.

Intangible fixed assets
Goodwill regarding acquisitions is calculated as the difference between the purchase price and the Wessanen share in the fair values of the acquired assets and liabilities at the date of acquisition. This goodwill (including the value of brands) is capitalized and amortized on a straight-line basis over the estimated economic lifetime. The estimated economic lifetime of goodwill on branded activities is 20 years, on distribution activities ten years and on other activities five years.

Before 2001, the goodwill was charged directly to equity.

Business acquisition fees represent the fee paid by the company to its customers for the ability to sell to and service their store. Such fees paid in accordance with signed agreements are capitalized and amortized over the life of the agreement, typically one to three years.

Property, plant and equipment
Property, plant and equipment are valued at historical cost less depreciation calculated according to the straight-line method on the basis of their economic life. Land is not depreciated. The economic life of the property, plant and equipment, on which the depreciation is based, is as follows:

Buildings and offices	30 years
Machinery and equipment	10 – 15 years
Computers, including software	3 – 5 years
Other	3 – 5 years

Assets not in use and assets held for sale are not depreciated and are recorded at the lower of their book value and recoverable amount.

Financial fixed assets
Investments in associates over which significant influence is exercised in the financial and operating policies are included at net asset value.

Securities and investments over which no significant influence is exercised are valued at their cost or lower market value. Dividends received are recognized upon declaration.

Due to their predominantly non-current nature, deferred tax assets are presented separately under financial fixed assets.

Impairments
Fixed assets are reviewed for impairment if events or changed circumstances indicate that the carrying amount may not be recoverable. If a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant cash generating unit, or disposal value, if higher. If an asset is impaired, the carrying amount is reduced to the estimated recoverable amount.

Inventories
Trade inventories and inventories of raw materials, semi-finished products, finished products, supplies and packaging materials are stated at the lower of historical cost or market value. Inventory is valued using the FIFO (first-in, first-out) method. Inventory is valued net of vendor allowances and reserves for slow-moving and discontinued products. The carrying value of trade inventories, semi-finished products and finished products includes the purchase costs, direct production costs, allocated warehouse costs and, if applicable, allocated indirect production costs such as maintenance, production planning and manufacturing overhead.

Provisions
Provisions have been made for liabilities of uncertain timing or amount. These are stated at nominal value except for pensions, early retirement and self-insurance, which are all stated at present value using actuarial assumptions.

A restructuring provision is recognized when certain criteria are met. Such criteria include the existence of a detailed plan that identifies the business concerned, the location(s) affected, the approximate number of employees whose employment contracts will be terminated, the timing and the estimated costs as well as communication of the main features of the plan to the employees affected.

The self-insurance provision consists mainly of workers' compensations, which is a provision for costs deriving from compensation to employees for injuries incurred during working hours and is based on historical loss experiences and projected loss development.

Income taxes
Income taxes are calculated on the basis of tax laws and regulations applicable in the countries of operation.

Deferred income taxes, arising from differences between the tax basis and the accounting basis of assets and liabilities, are recorded on the balance sheet to the extent that such deferred taxation will be payable or recoverable in the future. Deferred tax balances are based upon the future nominal rates effective in the various countries concerned. Deferred tax assets, including those resulting from tax-loss carry-forwards, are recognized only to the extent that the company has sufficient taxable temporary differences or there is other convincing evidence that sufficient taxable profit will be available.

Deferred tax liabilities on future dividends from foreign group companies are recognized unless the distribution of dividend is not being considered.

Stock options and share rights
Stock options and share rights may be granted to the Executive Board and other Wessanen employees.

The difference between the market value and the exercise price of stock options is charged to the income statement at grant date. In case stock options are exercised, the exercise price paid is added to the general reserve. The purchase price of the own shares is deducted from the general reserve when the shares are delivered (both stock options and share rights).

At the moment of delivery of share rights the market value of the shares is charged to equity.

Consolidated income statement
in millions euro, unless stated otherwise

	Notes		2004		2003
Net sales	2	**2,119.5**		2,431.8	
Movements in stock of finished products		**(1.1)**		(2.3)	
Other revenue		**6.4**		4.9	
Total revenue			**2,124.8**		2,434.4
Raw materials and supplies		**1,399.8**		1,699.7	
Personnel expenses	3	**346.0**		389.5	
Amortization of intangible fixed assets	7	**13.4**		15.5	
Depreciation of property, plant and equipment	8	**29.7**		32.3	
Impairment/write-off fixed assets including related costs	7/8	**9.3**		26.1	
Other operating expenses	4	**327.1**		341.6	
Operating expenses			**2,125.3**		2,504.7
Operating result	2		**(0.5)**		(70.3)
Change in valuation of long-term receivables		**–**		4.4	
Interest income		**11.4**		1.5	
Interest expense		**(11.9)**		(10.6)	
Financial income and expense, net			**(0.5)**		(4.7)
Result before taxes			**(1.0)**		(75.0)
Taxes	5		**1.5**		41.8
Result from participations			**2.5**		1.2
Minority interest			**(1.2)**		(1.2)
Net income			**1.8**		(33.2)

	Notes	2004	2003
Earnings per share (in euro)	6		
Net income		**0.03**	(0.47)
Diluted earnings		**0.03**	(0.46)

Consolidated balance sheet as of December 31
Before appropriation of net income
in millions euro

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	7	**115.3**	128.9
Property, plant and equipment:			
Land and buildings		**85.2**	95.7
Machinery and equipment		**85.9**	90.6
Other		**20.8**	27.5
	8	**191.9**	213.8
Financial fixed assets	9	**93.0**	91.9
		400.2	434.6
Current assets			
Inventories	10	**216.2**	280.9
Accounts receivable and prepayments	11	**306.6**	334.2
Cash	12	**41.1**	38.1
		563.9	653.2
		964.1	1,087.8
Shareholders' equity			
Share capital		**72.6**	72.6
Paid-in surplus		**99.7**	99.7
Other reserves		**308.7**	355.6
Net income before appropriation		**1.8**	(33.2)
Total shareholders' equity	13	**482.8**	494.7
Minority interest		**8.9**	7.6
Group equity		**491.7**	502.3
Provisions	14	**54.6**	67.5
Long-term liabilities	15	**114.6**	26.0
Current liabilities			
Banks		**16.5**	73.5
Current portion of long-term liabilities	16	**5.9**	115.0
Income tax payable		**2.4**	4.5
Payroll taxes and VAT		**8.6**	10.5
Accounts payable		**175.9**	159.8
Accrued expenses and other liabilities	17	**93.9**	128.7
		303.2	492.0
		964.1	1,087.8

Consolidated statement of cash flows
in millions euro

	2004	2003
Operating activities		
Net income	1.8	(33.2)
Non-cash items:		
Gain from divestment	(1.0)	–
Depreciation of property, plant and equipment	29.7	32.3
Amortization of intangible fixed assets	13.4	15.5
Impairment, valuation changes and write-off fixed assets	9.3	21.6
Result participating interests	(2.5)	(1.2)
	50.7	35.0
Changes in:		
Inventories	50.7	26.7
Accounts receivable and prepayments	14.9	4.3
Deferred tax assets	(17.1)	(23.4)
Accounts payable, accrued expenses and other current liabilities	(11.3)	(11.6)
Provisions	(7.1)	(21.5)
Cash flow operations	80.8	9.5
Minority interest	1.2	1.2
Dividends received from participating interest	0.2	1.5
Cash flow from operating activities	82.2	12.2
Investing activities		
Purchase of property, plant and equipment	(28.1)	(22.9)
Disposal of property, plant and equipment	6.4	3.2
Purchase of intangible fixed assets	(1.3)	(3.6)
Disposal of financial fixed assets	8.6	1.1
Purchase price acquisitions	–	(16.3)
Divestments of subsidiaries	0.3	–
Cash flow from investing and divesting activities	(14.1)	(38.5)
Financing activities		
Long-term liabilities	90.1	(7.0)
Repayment private placement	(100.3)	–
Short-term financing	(47.4)	89.0
Dividends paid	(40.4)	(40.7)
Purchase of own shares/exercise options	33.1	(31.8)
Cash flow from financing activities	(64.9)	9.5
Change in cash	3.2	(16.8)

Notes to the consolidated statement of cash flows
in millions euro, unless stated otherwise

The accounting principles applied are set forth on pages 26 and 27.

The cash flow does not necessarily reconcile to the balance sheet movements, since the cash flow is adjusted for exchange rate differences, divestments and reclassifications.

The cash flow can best be explained as follows:

		Adjustments for		
	Balance sheet movements	Exchange rate differences	Divestments/ reclassifications[1]	**Cash flow**
Movements in working capital				
Inventories	64.7	(14.0)	–	**50.7**
Accounts receivable and prepayments	27.6	(12.6)	(0.1)	**14.9**
Accounts payable, accrued expenses and other current liabilities[2]	(22.7)	9.5	1.9	**(11.3)**
	69.6	(17.1)	1.8	**54.3**
Deferred tax assets	(6.3)	(4.4)	(6.4)	**(17.1)**
Movements in provisions	(12.9)	1.0	4.8	**(7.1)**
Movements in financing and banks				
Long-term liabilities	88.6	1.5	–	**90.1**
Short-term financing	(57.0)	9.6	–	**(47.4)**
Current portion of long-term debts	(109.1)	8.8	–	**(100.3)**
	(77.5)	19.9	–	**(57.6)**
Cash	3.0	0.2	–	**3.2**

1 A reclassification between deferred tax assets and liabilities is included under reclassifications
2 Excluding current portion of long-term debt

The other balance sheet movements are explained in the notes to the specific balance sheet accounts.

in millions euro, unless stated otherwise

Acquisitions and divestments

In 2004, no acquisitions were carried out. Early 2004, Wessanen divested the North American Specialty Partners for the sale price of USD 1.6 million. The gain on sale of this business and related assets was USD 1.4 million, which is classified as an exceptional income in the other revenue. On December 29, 2004, all shares of Intermarque Industria e Comercio Ltda., being the controlling quota holder of Wessanen do Brasil Ltda., were divested. This non-consolidated subsidiary was sold at a sale price of EUR 783.00 resulting in no gain on the sale.

1. Exceptional items

	2004				2003		
	Total before exceptional items	Exceptional items		Total	Total before exceptional items	Exceptional items	Total
Net sales	2,119.5	–		2,119.5	2,431.8	–	2,431.8
Movements in stock of finished products	(1.1)	–		(1.1)	(2.3)	–	(2.3)
Other revenue	5.3	1.1	A	6.4	–	4.9	4.9
Total revenue	2,123.7	1.1		2,124.8	2,429.5	4.9	2,434.4
Raw materials and supplies	1,395.3	4.5		1,399.8	1,679.6	20.1	1,699.7
Personnel expenses	331.6	14.4		346.0	372.6	16.9	389.5
Amortization of intangible fixed assets	13.4	–		13.4	15.5	–	15.5
Depreciation of property, plant and equipment	29.7	–		29.7	32.3	–	32.3
Impairment/write-off fixed assets	–	9.3		9.3	–	26.1	26.1
Other operating expenses	304.7	22.4		327.1	330.9	10.7	341.6
Operating expenses	2,074.7	50.6	B	2,125.3	2,430.9	73.8	2,504.7
Operating result	49.0	(49.5)		(0.5)	(1.4)	(68.9)	(70.3)
Change in valuation of long-term receivables	–	–		–	–	4.4	4.4
Interest income	0.2	11.2	C	11.4	1.5	–	1.5
Interest expense	(11.9)	–		(11.9)	(10.6)	–	(10.6)
Financial income and expenses, net	(11.7)	11.2		(0.5)	(9.1)	4.4	(4.7)
Result before taxes	37.3	(38.3)		(1.0)	(10.5)	(64.5)	(75.0)
Taxes	(10.3)	11.8	D	1.5	10.1	31.7	41.8
Result from participations	0.2	2.3	E	2.5	1.2	–	1.2
Minority interest	(1.2)	–		(1.2)	(1.2)	–	(1.2)
Net income	26.0	(24.2)		1.8	(0.4)	(32.8)	(33.2)

Exceptional items in 2004 can be divided into five separate parts:

A 1.1 classified as *exceptional revenue*. The gain on sale of the Specialty Partners business in the US is an exceptional income in 2004.

B 50.6 classified within *operating expenses*. An overview of the main items is given below.

C 11.2 *exceptional financial income* as a result of the release of a deferred gain on an interest rate swap. Wessanen entered into a USD interest rate hedge contract in May 2003, anticipating the renewal of the then existing US private placement, expiring in December 2004. This swap was settled in August 2003, resulting in a gain of USD 14.0. In line with the accounting rules applicable for hedges, this gain remained deferred on the 2003 balance sheet. In April 2004, Wessanen decided not to renew the private placement. The gain was therefore released to the profit and loss account in 2004.

D 11.8 *tax effect* represents mainly the tax income on the exceptional items.

E 2.3 *result from participations*. In 2000, a non-consolidated participation was impaired because of its illiquidity. Based on current developments, the impairment has been partially reversed. The gain is classified as an exceptional item.

1. Exceptional items (continued)

Overview of main items classified in operating expenses (note B):

	2004	2003
1 Operation Phoenix	**25.6**	28.0
2 Build on the Roots	**10.8**	–
3 Other restructuring projects	**10.0**	–
4 US Special investigation	**2.5**	8.5
5 Releases of provisions and accruals	**(1.7)**	(11.8)
6 Prior year errors Tree of Life NA	**–**	12.1
7 ERP write-off at Tree of Life NA	**–**	13.7
8 Changes in accounting estimates/methods of Tree of Life NA	**–**	18.8
9 Other	**3.4**	4.5
Total	**50.6**	73.8

1 Operation Phoenix is Wessanen's restructuring program, as defined in August 2003. Exceptional costs mainly relate to the termination of Dailycer product lines in the UK, the closure of sites of ABC in Arizona, Natudis and Beckers in Belgium, Distriborg in France and Spain, and customer termination costs related to Tree of Life NA's customer rationalization program. The restructuring program is expected to be finalized by the end of 2005.

2 'Build on the Roots' is the plan to structurally improve Tree of Life NA's performance by rationalization of the product portfolio and alignment of the cost-base with customer portfolio. This program started early 2004 and involves a rationalization of distribution facilities which included closing of facilities and consolidating divisions and operations. The recognized exceptional costs are mainly related to impairment of fixed assets and inventory, lease contracts that have become onerous, severance costs of personnel and extra discounts and promotional spending to sell discontinued products to customers. The program is expected to be finalized by mid 2005.

3 Other restructuring projects not being part of Operation Phoenix or the 'Build on the Roots' program in 2004, include projects at several of our operating companies. The most important of these are the following:

- By mid 2004, Beckers announced several changes to the organization. The most significant of these are simplification, by reducing the number of products, and a realignment of the marketing and sales departments in response to the new brand focus. At the same time, the quality and the efficiency of Beckers' production organization will be further streamlined so as to meet the cost pressure in the market
- Several departmental reorganizations at head office have lead to severance payments to former employees
- Several changes to the organization in Tree of Life NA as result of the special investigation
- ABC has transferred the juice-making operations out of Nashua into the Verona facility in Q4 of 2004

These restructuring projects are expected to be finalized in 2005.

4 The 2004 costs of the special investigation amounted to 2.5 in addition to the 8.5 in 2003.

5 Releases of provisions and accruals are mainly related to projects in the UK at Dailycer and Tree of Life UK for which, in prior years, provisions had been recognized and booked as exceptional expenses.

9 Other operating expenses mainly relate to several small exceptional items at Tree of Life NA and ABC.

in millions euro, unless stated otherwise

2. Financial information by segments

The company's activities are carried out by five separate business segments: North America Branded, North America Distribution, Europe Branded, Europe Distribution, Europe Private Label. The most important financial data regarding these segments are given below.

		North America Branded	North America Distribution	Europe Branded	Europe Distribution	Europe Private Label	Non-allocated	Total
Net sales	**2004**	**134.6**	**1,117.3**	**480.0**	**133.2**	**254.4**	–	**2,119.5**
	2003	145.0	1,437.9	488.2	113.6	247.1	–	2,431.8
EBITAE	**2004**	**11.3**	**(9.7)**	**36.3**	**5.0**	**24.3**	**(7.0)**	**60.2**
	2003	7.6	(41.6)	33.5	3.6	15.2	(8.4)	9.9
EBIT	**2004**	**9.2**	**(28.7)**	**25.2**	**2.1**	**8.6**	**(16.9)**	**(0.5)**
	2003	(1.1)	(91.9)	20.4	3.5	13.8	(10.6)	(65.9)
Exceptional items before taxes	**2004**	**(2.2)**	**(17.2)**	**(8.5)**	**(2.7)**	**(14.5)**	**6.8**	**(38.3)**
	2003	(7.6)	(49.2)	(10.6)	–	(0.9)	3.8	(64.5)
Operating assets	**2004**	**60.8**	**293.9**	**290.5**	**54.3**	**119.9**	**144.7**	**964.1**
	2003	68.5	386.6	306.9	58.2	125.2	142.4	1,087.8
Operating liabilities	**2004**	**12.4**	**113.6**	**113.6**	**15.4**	**52.2**	**165.2**	**472.4**
	2003	14.0	103.8	119.7	13.4	51.4	283.2	585.5
Depreciations IFA and PP&E	**2004**	**2.8**	**11.3**	**14.5**	**2.5**	**12.0**	–	**43.1**
	2003	3.7	14.2	14.5	2.9	12.5	–	47.8
Investments in IFA and PP&E	**2004**	**4.5**	**3.0**	**8.1**	**1.1**	**12.7**	–	**29.4**
	2003	3.8	6.6	18.5	1.1	8.1	–	38.1
Average number of employees	**2004**	**465**	**4,454**	**2,630**	**398**	**1,070**	**59**	**9,076**
	2003	394	5,107	2,891	374	1,166	63	9,995

The segment information above relates to the operating activities of the respective segments. Non-operating results, assets and liabilities such as financing and tax related items have not been allocated to segments.

2003 figures are adjusted for comparison purposes, due to changes in presentation (see page 26).

Geographical segments

The geographic analysis of net sales is based upon the location of the customers. The geographic analyses of operating assets and capital expenditure are based upon the location of the assets.

		Net sales	Operating assets	Investments in IFA and PP&E
Netherlands	**2004**	**174.8**	**130.3**	**6.3**
	2003	176.6	124.0	10.0
Other European countries	**2004**	**694.4**	**343.6**	**15.6**
	2003	671.7	368.7	17.6
US and Canada	**2004**	**1,249.6**	**356.4**	**7.5**
	2003	1,583.0	458.6	10.5
Other countries	**2004**	**0.7**	–	–
	2003	0.5	–	–
Non-allocated	**2004**	–	**133.8**	–
	2003	–	136.5	–
Total	**2004**	**2,119.5**	**964.1**	**29.4**
	2003	2,431.8	1,087.8	38.1

3. Personnel expenses

	2004			2003		
	Total before exceptional items	**Exceptional items**	**Total**	Total before exceptional items	Exceptional items	Total
Wages and salaries	**231.1**	**9.9**	**241.0**	264.6	7.7	272.3
Social security charges	**62.1**	**0.7**	**62.8**	70.1	0.1	70.2
Pension costs	**10.6**	**1.0**	**11.6**	11.1	2.5	13.6
Other	**27.8**	**2.8**	**30.6**	26.8	6.6	33.4
	331.6	**14.4**	**346.0**	372.6	16.9	389.5

The exceptional items consist of payments for termination of labor contracts.

The average number of employees in 2004 amounted to 9,076 (2003: 9,995).

Pensions

Royal Wessanen nv and its group companies offer pension schemes in parts of Europe, most notably the UK and the Netherlands. These are final-pay and average-pay plans, based on the employees' years of service and compensation near retirement. In the North American companies, only limited defined contribution pension commitments have been issued.

In most cases, the schemes are administered by industry pension funds and life insurance companies. A significant number of the pensions in the Netherlands and the UK have been placed with independent company pension funds.

The pension schemes are financed in accordance with local practices and regulations. The scheme costs are calculated based on actuarial principles and at present value. The group's contributions to the schemes are recognized under 'pension costs' in the profit and loss account. Pensions, which are not covered by a pension fund, as well as any deficit, according to the local legal minimum funding requirements, are recognized in the group balance sheet.

The provisions for post-retirement benefit obligations set up by administering funds and by Royal Wessanen itself are together sufficient to meet the local funding obligations arising from the accrued pension entitlements at the balance sheet date.

The actuarial interest rate applied by the Wessanen Pension Fund in the Netherlands is 4%. The obligations in the fund are calculated based on the 'total male/female population' (GBM/GBV) mortality tables for 1995–2000, with a downward age adjustment of two years for men and one year for women. The obligations under the UK Pension Scheme are calculated using an actuarial interest rate of 5.0–6.5% and based upon the UK mortality tables PMA92 for men and PFA92 for women.

Early retirement schemes

Early retirement (VUT) plans are available for a limited group of employees in the Netherlands and Belgium. The provision for VUT payments has been created primarily to settle obligations retained by the company towards employees who have already opted to take advantage of this scheme.

The obligations provided are based upon present value, taking into account actuarial principles.

Changes Executive Board

In the Shareholders' Meeting of March 31, 2004, Mr. R.A. Thorne stepped back as member of the Executive Board; Mr. A.C. Covington was appointed. Mr. N.J.M. Kramer stepped back on December 31, 2004.

Mr. D.G. Vierstra started his employment with the company as Chief Financial Officer in January 2005. Mr. Vierstra will be proposed for appointment as Executive Board member at the Shareholders' Meeting of April 27, 2005.

in millions euro, unless stated otherwise

3. **Personnel expenses** (continued)

Board remuneration

The remuneration for the members and former members of the Executive Board was as follows:

Executive Board:

	Salary		Deferred remuneration		Bonuses		Other		Total	
in EUR 1,000	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
A.H.A. Veenhof[1]	**500**	250	**100**	50	**88**	125	**40**	16	**728**	441
N.R. Onkenhout	**292**	–	**46**	–	**75**	–	**75**	–	**488**	–
A.C. Covington[2]	**352**	–	**–**	–	**113**	–	**243**	–	**708**	–
Former members of the Executive Board:										
N.J.M. Kramer[3]	**305**	305	**71**	114	**61**	–	**420**	36	**857**	455
R.A. Thorne[3]	**185**	659	**10**	41	**–**	–	**1,126**	81	**1,321**	781
A.M. Zondervan	**–**	365	**–**	204	**–**	–	**–**	2,136	**–**	2,705
L.A.P.A. Verhelst	**–**	–	**–**	254	**–**	–	**–**	–	**–**	254
	1,634	1,579	**227**	663	**337**	125	**1,904**	2,269	**4,102**	4,636

1 Mr. A.H.A. Veenhof is employed as of June 30, 2003
2 Bonuses include 75 deferred retention bonus. Other includes 191 relocation expenses
3 Other includes 373 severance payment Mr. N.J.M. Kramer and 1,104 severance payment Mr. R.A. Thorne

Mr. A.C.Covington started as of March 30, 2004. Mr. N.J.M. Kramer and Mr. R.A. Thorne left the company as of December 31, 2004, and March 29, 2004, respectively.

The expenses as a result of the termination of the contract with former CFO Mr. Kramer and Executive Board member Mr. Thorne are included in the exceptional expenses.

Remuneration policy

The remuneration for members of the Executive Board comprises base salary, cash bonus, stock options, share rights and pension arrangements. These are subject to annual review by the Selection, Appointment and Remuneration Committee, which is a committee of the Supervisory Board. A description of the remuneration policy can be found on the company website.

The Dutch Members of the Executive Board are eligible to participate in the Wessanen Pension Plan which offers defined benefits based upon a mitigated end pay system, or alternatively, may opt for a defined contribution. The pension policy for the members of the Executive Board aims at a retirement age of 65. For members of the Executive Board with a US nationality and residing in the US, the pension provision is based on the 401-K defined contribution.

Bonuses to the members of the Executive Board are granted according to performance conditions which were in 2004 based upon EBITAE, sales growth, working capital and a personal agenda. Mr. A.C. Covington will receive a retention bonus of USD 500.000 after four years active employment, of which 25% will vest every year.

In 2004, the existing Long Term Incentive Plan was changed and split into two parts: a stock option plan and the restricted share program. The number of options to be granted was herewith reduced by 50%. At the same time, the other half was allocated to the restricted share plan in a ratio of one to three.

Stock options under the 2004 plan were granted under vesting conditions based on a three-year service period and certain performance hurdles which have to be met over the three-year period. Share rights were granted under vesting conditions based on a three-year service period and performance hurdle for the first year of vesting.

Based on these plans, Wessanen granted 180,000 share options and 43,333 share rights to members of the Executive Board in 2004. Some of these options and shares were granted at the start of employment.

Supervisory Board remuneration:

	Fixed		Other		Total	
in EUR 1,000	**2004**	2003	**2004**	2003	**2004**	2003
K.J. Storm	**39**	37	**4**	4	**43**	41
H. Wiegel[1]	**19**	25	**2**	3	**21**	28
J.A.N. van Dijk	**28**	25	**3**	3	**31**	28
F.H.J. Koffrie	**28**	25	**3**	3	**31**	28
J.G.A.J. Hautvast[2]	**7**	–	**1**	–	**8**	–
	121	112	**13**	13	**134**	125

1 Resigned from the Supervisory Board per October 1, 2004
2 Appointed per October 1, 2004

3. Personnel expenses (continued)

Remuneration policy (continued)

At the end of 2004, the members and former members of the Executive Board possessed 822,689 option rights on shares (2003: 807,689) with a weighted average exercise price of EUR 8.65 (2003: EUR 8.67). The members of the Supervisory Board do not possess share options or share rights.

No loans, advances or related guarantees were provided to the present members of the Executive Board or the Supervisory Board.

The movement in the option rights with a nominal value of EUR 1.00 in the company capital which have been granted to the current and former members of the Executive Board, is as follows:

	Balance end of 2003	Granted	Exercised	Expired	**Balance end of 2004**	Exercise price (in EUR)	To be exercised before
A.H.A. Veenhof							
2003	250,000	–	–	–	**250,000**	5.15	April 2011
2004	–	25,000	–	–	**25,000**	10.70	April 2012
N.R. Onkenhout							
2003	102,689	–	–	–	**102,689**	9.70	December 2011
2004	–	15,000	–	–	**15,000**	10.70	April 2012
A.C. Covington							
2004	–	125,000	–	–	**125,000**	9.47	February 2012
2004	–	15,000	–	–	**15,000**	10.70	April 2012
Former members of the Executive Board							
1999	60,000	–	60,000	–	–	11.90	
2000	100,000	–	42,500	–	**57,500**	10.00	April 2005
2001	130,000	–	–	–	**130,000**	12.75	April 2006
2002	105,000	–	32,500	–	**72,500**	9.25	April 2010
2003	60,000	–	30,000	–	**30,000**	5.20	April 2011
	807,689	180,000	165,000	–	**822,689**		

An overview of the restricted share rights granted is as follows:

	Balance end of 2003	Granted	**Balance end of 2004**	Delivery after
A.H.A. Veenhof				
2004	–	8,333	**8,333**	April 2007
N.R. Onkenhout				
2004	–	5,000	**5,000**	April 2007
A.C. Covington				
2004	–	25,000	**25,000**	February 2007
2004	–	5,000	**5,000**	April 2007
	–	43,333	**43,333**	

in millions euro, unless stated otherwise

4. Other operating expenses

			2004			2003
	Total before exceptional items	Exceptional items	Total	Total before exceptional items	Exceptional items	Total
Selling, advertising and promotion costs	**100.3**	**0.6**	**100.9**	109.1	1.1	110.2
Delivery excluding personnel costs	**120.4**	**–**	**120.4**	135.5	0.2	135.7
Other	**84.0**	**21.8**	**105.8**	86.3	9.4	95.7
	304.7	**22.4**	**327.1**	330.9	10.7	341.6

The exceptional items are disclosed under note 1, starting at page 32.

5. Taxes on income

The taxes on income were a benefit of 1.5 (2003: 41.8). The most important components of the tax benefit were as follows:

	2004	2003
Tax (expense)/benefit in income statement	**1.5**	41.8
Deferred taxation relating to temporary differences liability	**(3.2)**	(15.8)
Deferred taxation relating to temporary differences receivable	**9.4**	10.3
Deferred taxation relating to tax loss carry-forward	**(19.7)**	(16.1)
Current tax (expense)/benefit	**(12.0)**	20.2

The operating activities are subject to income taxes in various countries with tax rates between 30% and 41%.

The reconciliation of the effective tax benefit with a normalized tax benefit in the various countries is as follows:

	2004	2003
Normalized tax benefit (based on weighted average of rates)	**1.7**	31.7
Tax effects of:		
• Utilization of unrecognized tax losses	**0.2**	0.3
• Unrecognized tax losses for the year	**(4.0)**	(4.1)
• Non-deductible amortization of goodwill	**(2.7)**	(3.9)
• Non-deductible expenses and tax exempt income	**(0.3)**	3.2
• Group financing income	**3.2**	3.0
• Other	**3.4**	11.6
Effective tax benefit	**1.5**	41.8

6. Earnings per share (EPS)

The EPS figures are calculated by dividing the relevant profit amount by the weighted average number of outstanding shares. In the calculation of these EPS figures the applicable result figures and the weighted average number of outstanding shares are adjusted for the effect of the potential exercised employee stock options and share rights.

The calculation of the diluted EPS is as follows:

Net result	1.8
Adjustment for interest net of tax in respect of outstanding employee stock options and share rights	0.4
Adjusted net result	2.2

Average number of shares	69,321,279
Adjustment for potential exercised employee stock options and share rights	1,599,422
	70,920,721
Diluted earnings per share	0.03

Fixed assets

7. Intangible fixed assets

The movements of the intangible fixed assets, consisting of the goodwill paid on acquisitions after 2000 and the business acquisition fees, are:

	Goodwill, including brands	Business acquisition fees	**Total 2004**	Goodwill, including brands	Business acquisition fees	Total 2003
Net book value at beginning of year	126.9	2.0	**128.9**	132.9	8.1	141.0
Translation adjustments	(0.5)	–	**(0.5)**	(4.8)	(0.4)	(5.2)
Adjustments purchase price	(1.8)	–	**(1.8)**	–	–	–
Reclassification long-term payables	–	1.0	**1.0**	–	–	–
Paid during the year	0.2	1.1	**1.3**	11.6	3.6	15.2
Amortization	(11.2)	(2.2)	**(13.4)**	(11.3)	(4.2)	(15.5)
Impairments[1]	(0.2)	–	**(0.2)**	(1.5)	(5.1)	(6.6)
Net book value at year end	113.4	1.9	**115.3**	126.9	2.0	128.9
Accumulated amortization and impairment	37.7	16.8	**54.5**	26.3	14.6	40.9
Historical cost	151.1	18.7	**169.8**	153.2	16.6	169.8

1 Impairments 2004 relate to the execution of Operation Phoenix in France

8. Property, plant and equipment

Movements in property, plant and equipment during 2004, are specified as follows:

	Land and buildings	*Machinery and equipment*	Other	Under construction and prepayments	**Total 2004**	Total 2003
Net book value at beginning of year	95.7	90.6	17.8	9.7	**213.8**	244.4
Translation adjustments	(1.1)	(3.1)	(0.5)	(0.1)	**(4.8)**	(18.7)
Investments	1.7	16.9	2.0	7.5	**28.1**	22.9
Disposal of assets	(0.2)	(5.8)	(0.4)	–	**(6.4)**	(3.2)
Reclassification leases	–	–	–	–	–	8.4
Acquisitions/divestments	–	–	–	–	–	11.8
Completed construction	0.2	10.5	–	(10.7)	–	–
Depreciation	(5.4)	(18.8)	(5.5)	–	**(29.7)**	(32.3)
Impairments/write-off[2]	(5.7)	(4.4)	1.0	–	**(9.1)**	(19.5)
Net book value at year end	85.2	85.9	14.4	6.4	**191.9**	213.8
Accumulated depreciation and impairment	36.7	81.1	16.2	–	**134.0**	149.0
Historical cost	121.9	167.0	30.6	6.4	**325.9**	362.8

2 The impairments in 2004 mainly relate to the termination of Dailycer product lines in the UK. All other impairments relate to restructurings as a result of Operation Phoenix

The property, plant and equipment relate to capital leases for 22.8 (2003: 23.6). For this amount the company does not have legal ownership.

The book value of the assets not in use and held for sale amounts to 2.3.

in millions euro

9. Financial fixed assets

Movements in financial fixed assets are as follows:

	Participations	Receivables from participations	Deferred tax assets	Other long-term receivables	Total financial fixed assets
Net book value at beginning of year	3.8	4.7	77.3	6.1	**91.9**
Translation adjustments	(0.2)	–	(4.6)	(0.2)	**(5.0)**
Additions	–	–	17.4	0.7	**18.1**
Divestments/repayments	(1.4)	(4.6)	–	(2.1)	**(8.1)**
Reversal of impairment	2.3	–	–	–	**2.3**
Other movements	0.8	–	(6.5)	(0.5)	**(6.2)**
Net book value at year end	**5.3**	**0.1**	**83.6**	**4.0**	**93.0**

The deferred tax assets and liabilities are calculated taking into account enacted and substantially-enacted tax rates in years for which temporary differences are expected to reverse or when losses carried forward are expected to be used.

The deferred tax liabilities and deferred tax assets comprise:

	2004	2003
Tax deductible goodwill	**28.0**	30.6
Depreciation differences on property, plant and equipment	**(13.0)**	(11.0)
Provisions	**(15.3)**	(6.0)
Loss carry-forward	**55.4**	28.6
Other tax differences	**12.2**	17.8
	67.3	60.0
Classified as deferred tax assets	**83.6**	77.3
Classified as deferred tax liabilities	**16.3**	17.3

Deferred tax assets in respect of US federal and state taxes, amounting to 68.1 (2003: 59.6), include 34.5 (2003: 13.5) tax loss carry-forward and 24.2 (2003: 28.1) tax deductible goodwill.

The deferred tax asset on loss carry-forward arose in 2003 and 2004 due to the fact that cumulative tax losses in the US exceeded the amounts available for carry-back to prior years. Utilization of these deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Based on a five-year projection of estimated US taxable income and available tax planning opportunities, management believes it is probable that sufficient future taxable profits will be available to allow full recovery of these deferred tax assets.

Potential tax benefits in respect of tax loss carry-forwards of 13.3 (2003: 15.6) have not been recognized.

Other long-term receivables relate mainly to loans.

Current assets

10. Inventories

	2004	2003
Trade inventories, finished products	**191.6**	261.1
Raw materials and supplies	**20.7**	16.6
Semi-finished products	**3.0**	2.6
Prepayments on inventories	**0.9**	0.6
	216.2	280.9

11. Accounts receivable and prepayments

	2004	2003
Trade receivables	**251.3**	261.3
Tax and social security receivables	**36.2**	52.8
Other accounts receivable and prepayments	**19.1**	20.1
	306.6	334.2

12. Cash

Highly-liquid short-term deposits are defined as cash. These are recorded at nominal value.

13. Shareholders' equity

		2004		2003
Balance at beginning of year		**494.7**		630.9
Net income	**1.8**		(33.2)	
Translation adjustments	**(6.4)**		(27.3)	
Goodwill on acquisitions before 2001	**–**		(3.2)	
Total result/direct changes equity		**(4.6)**		(63.7)
Dividend		**(40.4)**		(40.7)
Purchase of own shares		**29.5**		(31.8)
Exercised personnel options		**3.6**		–
Balance at year end		**482.8**		494.7

Shareholders' equity is presented before deduction of the proposed dividend. Dividend is recognized when payable. For further information see notes to the unconsolidated financial statements of the company.

14. Provisions

	2004	‹ 1 year	1–5 years	› 5 years	2003
Deferred tax liabilities	**16.3**	5.6	7.7	3.0	17.3
Restructuring	**12.2**	12.2	–	–	16.8
Self-insurance	**11.1**	6.1	5.0	–	11.7
Pensions	**5.4**	0.4	3.2	1.8	5.1
Contract risks	**1.6**	0.4	1.2	–	4.4
Early retirement	**0.4**	0.1	0.3	–	2.3
Other provisions	**7.6**	4.2	2.6	0.8	9.9
	54.6	29.0	20.0	5.6	67.5

Movements in provisions during 2004 were as follows:

	Deferred tax	Restructuring	Self-insurance	Pensions	Contract risks	Early retirement	Other provisions	Total
Balance at beginning of year	17.3	16.8	11.7	5.1	4.4	2.3	9.9	67.5
Translation adjustments	–	–	(1.0)	–	–	–	–	(1.0)
Additions charged against result	8.0	18.5	27.8	0.3	1.6	0.1	1.2	57.5
Expenses during the year	(1.1)	(18.3)	(27.4)	(0.1)	(4.0)	(2.0)	(3.1)	(56.0)
Release of prior year provisions	–	(4.6)	–	(0.1)	(0.4)	–	(0.1)	(5.2)
Reclassifications	(7.9)	(0.2)	–	0.2	–	–	(0.3)	(8.2)
Balance at year end	**16.3**	**12.2**	**11.1**	**5.4**	**1.6**	**0.4**	**7.6**	**54.6**

The provisions for pensions and early retirement relate to obligations in respect of local legal funding requirements not vested in or by the companies' pension funds or industry pension funds. All other pension commitments are covered by the companies' pension funds or industry pension funds.

Contract risk provisions are mainly for obligations related to acquisitions and divestments.

Other provisions mainly relate to customer incentives and litigation.

15. Long-term liabilities

The composition of the long-term liabilities and their maturity is as follows:

	Amount outstanding		Maturing after five years	
	2004	2003	**2004**	2003
Amounts owed to credit institutions:				
• Fixed interest rates	–	–	–	–
• Floating interest rates	**100.0**	4.2	–	–
Liabilities relating to capital lease:				
• Fixed interest rates	**11.4**	17.0	**2.4**	3.0
• Floating interest rates	**1.4**	1.7	**0.3**	0.6
Other interest-bearing liabilities:				
• Fixed interest rates	**1.8**	2.1	–	–
• Floating interest rates	–	1.0	–	–
	114.6	26.0	**2.7**	3.6

Payments due in 2005 are included in current liabilities.

The weighted average maturity of loans outstanding as of December 31, 2004, is 2.6 years (2003: 1.6 years) and the average interest rate is 2.9% (2003: 7.6%).

Credit facility

In 2004, Wessanen entered into a credit facility agreement with Rabobank and Fortis bank with a duration of three years up to June 2007 to a maximum of 250. The interest rate is floating and amounts on December 31, 2004, to 2.5%.

16. Current portion of long-term liabilities

This balance relates mainly to the current portion of capital leases.

Last year, the balance consisted mainly of a private placement of USD 136.0 million (EUR 108.1). The interest rate was 7.9%. This private placement was repaid on July 28, 2004.

17. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of amounts due within one year and are specified as follows:

	2004	2003
Pensions payable	**0.3**	0.9
Insurance premiums	**0.5**	11.0
Holiday and vacation pay	**5.7**	6.1
Customer incentives	**40.8**	39.3
Payroll accruals	**11.9**	12.1
Deferred gain on 2003 interest rate swap	–	13.0
Interest accrual	**1.0**	1.1
Accrued freight charges	**2.1**	2.7
Management incentives	**1.8**	1.5
Loan	**2.0**	2.0
Other accrued expenses and other liabilities	**27.8**	39.0
	93.9	128.7

Financial instruments

Summarized below is additional information about the primary financial instruments and derivatives that are used to manage foreign exchange, interest rate, credit and commodity risks.

Foreign exchange risk

Foreign exchange instruments are used to reduce currency exposure. Apart from covering existing foreign exchange positions, foreign exchange instruments are also used to hedge future positions that are likely to materialize, e.g. the purchase of raw materials and the sale of products in export markets. These foreign exchange exposures are covered through currency options and forward contracts.

At year end 2004, the outstanding amounts on foreign currency purchase and sell contracts related to operational activities were 8.0 (2003: 10.0) and 37.7 (2003: 26.1), respectively. The purchase and sell contracts relate mainly to USD 11.4[1] (2003: USD 15.0[1]), CAD 3.8[1] (2003: CAD 7.4[1]), GBP 27.5[1] (2003: GBP 6.9[1]) and CHF 3.0[1] (2003: CHF 6.4[1]). At the end of 2004, the market value of the forward contracts represents an unrealized gain of 0.3 (2003: 0.8).

At the end of 2004, currency options purchase and sell contracts were outstanding for 7.2 and 6.5, respectively, related mainly to USD 7.2[1] and CAD 5.7[1] (2003: 0.0 respectively 0.0). At the end of 2004, the market value of the option contracts represents an unrealized gain of 0.0 (2003: 0.0).

The translation exposure relating to the net investment in foreign group companies and the related long-term group financing is not hedged.

1 All amounts in millions

17. Accrued expenses and other liabilities (continued)

Interest rate risk

The company policy is to finance the fixed assets and a part of the current assets with equity and long-term fixed rate debt. The remainder of current assets would be financed by short-term floating rate debt. In order to manage the interest rate risk, the company has the possibility to enter into Interest Rate Swap contracts (IRS) and Forward Rate Agreements (FRAs).

At year end 2004, the outstanding receivable related to USD FRAs amounted to 0.2 (2003: 0.0) and no IRS were outstanding.

Credit risk

The credit risk related to operational activities consists of the loss that would occur if counterparties do not honor their contractual obligations. The company's activities involve the distribution, marketing and production of food products primarily in partnership with retail customers. As a consequence, a concentration of credit risk exists, from major parties in the supermarket channel.

With regard to financial transactions, it is the company's policy to trade only with reliable and solid financial institutions, which reduces the risk of counterparties being unable to meet their contractual obligations. The maximum credit risk, as at December 31, 2004, for on-balance sheet instruments is equal to the book value.

The maximum credit risk at December 31, 2004, for off-balance sheet instruments is considered minimal.

Commodity risk

Wessanen uses forward contracts to hedge price risks related to the purchasing of certain raw materials, such as cacao and resin. As from December 31, 2004, several forward contracts were outstanding relating to expected purchasing of raw materials in 2005.

Fair value of financial assets and liabilities

There are no important variances between the fair value of financial assets and liabilities apart from the balance sheet item below:

	Fair value		Carrying amount	
	2004	2003	**2004**	2003
Long-term liabilities	**113.3**	27.7	**114.6**	26.0
Current portion of long-term liabilities	**9.2**	123.0	**5.9**	115.0

The fair value is calculated on the basis of the net present value of the expected future cash flows relating to these, discounting against a percentage between 2.5% and 5.1%.

Contingent liabilities and commitments not included in the balance sheet

With regard to the acquisition of the remaining shares of Natudis Holding bv (29.35%), the current shareholder has the right to sell all his shares in the company to Wessanen as from January 1, 2004, until January 1, 2008, for a price in line with the price paid for the two previous tranches.

Total long-term rental and operational lease commitments amount to 87.3 (2003: 102.7) of which 24.2 is payable in 2005 and 13.6 after 2009. The net present value of the future rental and lease payments is 78.7 (2003: 92.7) calculated at market interest rates.

The sale of Wessanen do Brasil Ltda., stipulates certain representations and warranties by seller to buyer.

Wessanen is subject to certain other loss contingencies arising from claims by various parties. While it is not feasible to predict the outcome of such claims and possible litigation, management believes that any reasonable possible loss related to such matters, in excess of the provisions made, would have no material adverse effect on the financial statements as of December 31, 2004.

Wessanen has outstanding letters of credits to third parties amounting to 19.0 (2003: 18.8).

Commitments to purchase property, plant and equipment as of December 31, 2004, were minimal (2003: 0.1). Wessanen has purchase commitments with vendors in the ordinary course of business at market-related terms.

Income statement of the company
in millions euro

	2004	2003
Results from participations	**5.0**	(32.4)
Other income and expenses	**(3.2)**	(0.8)
Net income after taxes	**1.8**	(33.2)

Balance sheet of the company as of December 31
Before appropriation net income
in millions euro

	Notes	2004	2003
Financial fixed assets	1	**570.6**	572.0
Current assets	2	**8.6**	18.6
		579.2	590.6
Share capital	3	**72.6**	72.6
Paid-in surplus	4	**99.7**	99.7
Translation adjustments reserve	5	**(14.2)**	(7.3)
Legal reserve	6	**–**	1.3
General reserve	7	**322.9**	361.6
Net income	8	**1.8**	(33.2)
Shareholders' equity		**482.8**	494.7
Current liabilities	9	**96.4**	95.9
		579.2	590.6

Notes to the financial statements of the company as of December 31
in millions euro, unless stated otherwise

The accounting principles on pages 26 and 27 and the consolidated financial statements on pages 28 to 43 form an integral part of these notes.

The Royal Wessanen nv financial statements are part of the consolidated financial statements. Therefore Wessanen utilizes the possibility to bring out a simplified income statement in accordance with Article 402, Title 9, Book 2 from the Dutch Civil Code.

1. Financial fixed assets (investments in group companies)

	2004	2003
Balance at beginning of year	572.0	634.9
Translation adjustments	(6.4)	(27.3)
Net income	5.0	(32.4)
Goodwill on acquisitions before 2001	–	(3.2)
Balance at year end	570.6	572.0

Investments in group companies are stated at net asset value, which is determined on the basis of the company's accounting principles as described on pages 26 and 27.

2. Current assets

	2004	2003
Receivables from group companies	–	6.0
Tax asset	6.6	12.0
Other receivables	2.0	0.6
Balance at year end	8.6	18.6

3. Share capital

	2004	2003
Balance at beginning of year/year end	72.6	72.6

The number of EUR 1.00 par value common shares issued and outstanding at December 31, 2004, amounted to 72,588,501 (2003: 72,588,501). The members of the Executive Board and the Supervisory Board do not own any common shares or depositary receipts in the company.

4. Paid-in surplus

	2004	2003
Balance at beginning of year/year end	99.7	99.7

All of the paid-in capital is distributable within the definition of the Dutch income tax law of 1994.

5. Translation adjustments reserve

	2004	2003
Balance at beginning of year	(7.3)	34.6
Realized on divestments	(0.5)	(14.6)
Movements in current year	(6.4)	(27.3)
Balance at year end	(14.2)	(7.3)

Exchange rate differences arising from the translation of the financial statements of foreign group companies and related foreign currency borrowings are recorded as a separate component of shareholders' equity.

6. Legal reserve

	2004	2003
Balance at beginning of year	1.3	2.4
Transfer to the general reserve	(1.3)	(1.1)
Balance at year end	–	1.3

in millions euro, unless stated otherwise

7. General reserve

	2004	2003
Balance at beginning of year	361.6	320.2
Net income after appropriation 2003/2002	(33.2)	101.4
Goodwill on acquisitions before 2001	–	(3.2)
Purchase of own shares, net	29.5	(31.8)
Exercise options	3.6	–
Dividend	(40.4)	(40.7)
Realized translation differences on divestments	0.5	14.6
Transfer from the legal reserve	1.3	1.1
Balance at year end	322.9	361.6

8. Net income before appropriation

	2004	2003
Balance at beginning of year	(33.2)	101.4
Net income 2003/2002 after appropriation to general reserve	33.2	(101.4)
Net income 2004/2003	1.8	(33.2)
Balance at year end	1.8	(33.2)

Stock option and share rights plan

In 2004, the existing Long Term Incentive Plan was changed and split into two parts: a stock option plan and the restricted share program. The number of options to be granted was herewith reduced by 50%. At the same time, the other half was allocated to the restricted share plan in a ratio of one to three.

Stock options under the 2004 plan were granted under vesting conditions based on a three-year service period and certain performance hurdles which have to be met over the three-year period. Share rights were granted under vesting conditions based on a three-year service period and performance hurdle for the first year of vesting.

Options were granted to nearly 400 employees (2003: 400 employees) at the market price prevailing at the time the options were granted. The Executive Board and employee options are exercisable after three-year vesting period and lapse after eight years or upon earlier departure of the employee. The options granted until 2001 were directly exercisable and lapse after five years or upon earlier departure of the employee.

Share rights were granted to 67 employees in 2004. Some of these share rights have been granted at the start of employment.

Wessanen Code of Conduct

The participants to the stock option and share rights plan are bound by company regulations in order to prevent the abuse of insider information.

8. Net income before appropriation (continued)

Stock option and share rights plan

As of 2004 year end, the following number of options was outstanding:

Issued in:	Balance year end 2003	Granted in 2004	Exercised	Expired	**Balance year end 2004**	Exercise price (in EUR)	To be exercised before
Executive Board[1] **(incl. former members)**	807,689	180,000	165,000	–	**822,689**		
Other employees							
August 1999	176,510	–	10,800	165,710	–	11.90	August 2004
April 2000	230,580	–	67,525	9,975	**153,080**	10.00	April 2005
April 2001	343,100	–	–	19,025	**324,075**	12.75	April 2006
May 2001	43,525	–	–	900	**42,625**	14.05	May 2006
April 2002	441,605	–	86,100	27,875	**327,630**	9.25	April 2010
April 2003	456,750	–	83,325	27,250	**346,175**	5.20	April 2011
August 2003	1,500	–	–	–	**1,500**	6.30	August 2011
December 2003	78,750	–	–	–	**78,750**	9.40	December 2011
December 2003	15,000	–	–	–	**15,000**	9.80	December 2011
March 2004	–	118,830	–	–	**118,830**	11.24	March 2012
April 2004	–	227,750	–	875	**226,875**	10.70	April 2012
August 2004	–	1,850	–	–	**1,850**	11.49	August 2012
October 2004	–	1,500	–	–	**1,500**	10.08	October 2012
October 2004	–	1,500	–	–	**1,500**	10.25	October 2012
October 2004	–	1,500	–	–	**1,500**	10.22	October 2012
November 2004	–	2,600	–	–	**2,600**	10.40	November 2012
	1,787,320	355,530	247,750	251,610	**1,643,490**		
Total	2,595,009	535,530	412,750	251,610	**2,466,179**		

1 Breakdown on page 37

If all stock options were exercised, shareholders' equity will increase by 23.6 (2003: 23.5).

Restricted share rights

In 2004, Wessanen developed a restricted share program based on which restricted share rights may be granted to Wessanen employees. At the end of 2004, a total of 72,778 restricted share rights were granted under vesting conditions of three years and a performance hurdle. Some employees received the restricted shares at the start of employment.

The movement in restricted share rights, including those granted to the Executive Board, is as follows:

	Balance year end 2003	Granted	**Balance year end 2004**	Delivery in
Executive Board	–	43,333	**43,333**	2007
Other employees	–	29,445	**29,445**	2007
	–	72,778	**72,778**	

Purchase of own shares

In 2004, no shares were purchased. In December 2003, Wessanen purchased 3,500,000 shares with an average price of EUR 8.97 for a total amount of 31.8. A number of these shares, being 3,020,000, were sold in 2004 at an average price per share of EUR 9.78 for a total amount of 29.5.

The movements of purchased own shares are:

Balance at beginning of year	5,966,495 shares
Balance of purchased and sold shares	(3,432,750) shares
Balance at year end	**2,533,745 shares**

in millions euro, unless stated otherwise

9. Current liabilities

	2004	2003
Liabilities to group companies	**95.7**	95.5
Other liabilities	**0.7**	0.4
	96.4	95.9

Current liabilities are due within one year.

Contingent liabilities and commitments not included in the balance sheet

The company has assumed liability for debts of group companies, up to a total of 137.2 (2003: 149.4). The related guaranteed debts are included in the consolidated balance sheet for an amount of 137.2 (2003: 149.4).

The company is part of the fiscal unity of Royal Wessanen nv. Based on this the company is liable for the tax liability of the fiscal unity in the Netherlands as a whole.

The company has also assumed liability for the Dutch group companies of which the financial statements have been included in the consolidated financial statements, as provided for in Article 403, sub 1, Title 9, Book 2 of the Dutch Civil Code. This implies that these group companies are not required to prepare their financial statements in every respect in accordance with Title 9 of Book 2 or to publish these.

Amstelveen, March 7, 2005

Supervisory Board
K.J. Storm, Chairman
J.A.N. van Dijk
F.H.J. Koffrie
J.G.A.J. Hautvast

Executive Board
A.H.A. Veenhof, President and CEO
D.G. Vierstra, CFO[1]
A.C. Covington
N.R. Onkenhout

1 To be appointed by General Meeting of Shareholders on April 27, 2005

Additional information

Auditors' report

Introduction
We have audited the financial statements of Royal Wessanen nv, Amstelveen, for the year 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2004, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amstelveen, March 7, 2005

KPMG Accountants N.V.

Appropriation of dividend 2004 and subsequent events

Appropriation of dividend 2004

The net result for 2004 amounted to EUR 1.8 million positive against EUR 33.2 million negative in 2003.

The Articles of Association allow for the payment of a dividend charged to the distributable part of the shareholders' equity. Article 31, Clause 5, reads as follows.

'If losses are sustained in any year, no dividend shall be paid for that year. Similarly, no dividend shall be paid in subsequent years until the loss has been defrayed out of the income (sub 5). The General Meeting of Shareholders, however, resolve on a motion of the Executive Board which has received the approval of the Supervisory Board to defray such loss out of the distributable part of the shareholders' equity or also to distribute a dividend charged to the distributable part of the shareholders' equity.'

On the basis of this article, it will be proposed to the General Meeting of Shareholders, to be held on April 27, 2005, to pay out an amount of EUR 0.58 per share from the distributable parts of the shareholders' equity to holders of shares. Taking into account the interim dividend of EUR 0.15 per share paid out in September 2004, the total distribution paid out on May 11, 2005, amounts to EUR 0.43 per share. This completes the pay out to shareholders over 2004. Based upon the total number of shares outstanding this would amount to EUR 42.1 million.

Amstelveen, March 7, 2005

Executive Board

Subsequent events

Early January 2005 Wessanen announced the divestment of Gelderland Frischwarengesellschaft GmbH (GFG), part of Wessanen's Private Label group. The divesture is another step in the implementation of Wessanen's strategy to focus on Health and Premium Taste brands. The production of private label bacon-based products no longer fits in this strategic focus. Annual sales of GFG amounted to approximately EUR 25.0 million in 2004. The divesture will have a negligible impact on the results of the company.

Amstelveen, March 7, 2005

Executive Board

Shareholders' information

Shares of Royal Wessanen nv with a nominal value of EUR 1.00 are quoted on the Euronext (Amsterdam) stock exchange. In addition to the Euronext listing, a sponsored, unlisted, American Depository Receipt (ADR) program is traded in the United States.

Key dates

April 27, 2005	Annual General Meeting of Shareholders
April 29, 2005	Ex-dividend share price determined
May 11, 2005	Dividend 2004 payable
May 11, 2005	Publication of the first quarter 2005 results
August 31, 2005	Publication of the second quarter and half-year 2005 results
November 9, 2005	Publication of the third quarter 2005 results
February 28, 2006	Publication of the fourth quarter and annual 2005 results
April 20, 2006	Annual General Meeting of Shareholders

In 2005, members of the Executive Board will attend various investor conferences. Furthermore, meetings will be organized for analysts and investors in the Netherlands and abroad. For more information about our roadshow schedule or investor meetings, please contact our Investor Relations office.

Earnings per share and the development of the share price

Earnings from ordinary activities before exceptional items and amortization of goodwill and the dividend per share developed as follows:

in euro	Net result[1]	Dividend	Highest share price	Lowest share price	Year end share price
2004	0.52	0.58	12.49	8.80	9.45
2003	0.14	0.58	10.05	4.30	9.39
2002	0.51	0.58	10.30	6.20	6.60
2001	0.94	0.58	14.77	7.76	10.00

1 Before exceptional and extraordinary items, before goodwill amortization

The average volume traded over all trading days in 2004 was 333,200 (2003: 232,712).

Act on the Disclosure of Influence over Listed Companies

In accordance with the Act on the Disclosure of Influence over Listed Companies (1991) the company received a report from Prudential plc in 2004.
The report concerned a capital interest of more than 5%. A capital interest of more than 5% is also held by Commercial Union Assurance plc and Smoorenburg bv.

Investor Relations office

André van der Toorn, Head of Investor Relations
Phone: +31 (0)20 547 94 14
Fax: +31 (0)20 640 70 66
E-mail: investor.relations@wessanen-hq.com

Financial summary 1995–2004
Condensed consolidated income statement
in millions euro, unless stated otherwise
(adjusted for comparison purposes)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net sales	**2,119.5**	2,431.8	2,829.6	3,967.9	3,933.8	3,016.0	2,620.1	2,534.7	2,130.4	2,098.9
EBITAE	**60.2**	9.9	62.2	124.6	153.8	120.5	96.1	141.3	119.1	130.9
Amortization of goodwill	**(11.2)**	(11.3)	(9.2)	(4.3)	–	–	–	–	–	–
Operating result before exceptional items	**49.0**	(1.4)	53.0	120.3	153.8	120.5	96.1	141.3	119.1	130.9
Exceptional items	**(49.5)**	(68.9)	72.0	191.6	–	–	57.9	–	(14.1)	(3.9)
Operating result	**(0.5)**	(70.3)	125.0	311.9	153.8	120.5	154.0	141.3	105.0	127.0
Financial income and expenses, net	**(0.5)**	(4.7)	(16.0)	(32.5)	(38.5)	(20.1)	(24.5)	(22.2)	(15.2)	(18.9)
Income before taxes	**(1.0)**	(75.0)	109.0	279.4	115.3	100.4	129.5	119.1	89.8	108.1
Taxes	**1.5**	41.8	(8.0)	(52.5)	(40.2)	(39.0)	(17.4)	(43.9)	(29.6)	(31.1)
Income from participations and minority interests	**1.3**	–	0.4	12.1	23.1	20.2	27.2	16.9	14.4	16.3
Net income	**1.8**	(33.2)	101.4	239.0	98.2	81.6	139.3	92.1	74.6	93.3
Net income before amortization of goodwill and before exceptional items	***36.1***	*9.7*	*35.8*	*78.5*	*98.2*	*81.6*	*70.2*	*92.1*	*83.6*	*92.1*

Note: In the years before 2002 the change in accounting principles with respect to credit on sales is not included.

Financial summary 1995–2004
Condensed consolidated balance sheet
in millions euro, unless stated otherwise
(adjusted for comparison purposes)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Current assets	**563.9**	653.2	675.7	821.7	1,007.7	813.0	548.8	739.2	597.2	516.3
Current liabilities[1]	**297.3**	303.5	338.6	417.9	614.6	396.9	262.7	339.9	268.5	258.1
Working capital	**266.6**	349.7	337.1	403.8	393.1	416.1	286.1	399.3	328.7	258.2
Fixed assets	**400.2**	434.6	462.3	523.8	734.0	661.2	535.9	537.6	528.8	512.8
Capital employed	**666.8**	784.3	799.4	927.6	1,127.1	1,077.3	822.0	936.9	857.5	771.0
Financed by:										
Group equity	**491.7**	502.3	634.4	620.6	514.2	600.1	621.0	569.2	562.0	527.9
Provisions	**54.6**	67.5	61.0	55.2	37.8	39.3	52.5	55.6	60.0	74.3
Long-term liabilities	**114.6**	26.0	155.7	180.7	192.0	253.9	145.9	115.8	101.7	87.8
Short-term finance[2]	**5.9**	188.5	(51.7)	71.1	383.1	184.0	2.6	196.3	133.8	81.0
	666.8	784.3	799.4	927.6	1,127.1	1,077.3	822.0	936.9	857.5	771.0
Shareholders' equity as a percentage of total assets	**50.1%**	45.5%	52.8%	44.5 %	29.2%	40.2%	57.5%	43.7%	49.2%	50.9%
Net result before exceptional items and amortization of goodwill										
as a percentage of average shareholders' equity	**7.5%**	1.7%	6.7%	11.2 %	16.2%	11.9%	10.9%	15.6%	14.1%	17.0%
per share (in euro)	**0.52**	0.14	0.51	0.94	1.16	0.95	0.82	1.08	1.01	1.13

Note: In the years before 2002 the change in accounting principles with respect to credit on sales is not included.

1 Excluding short-term finance
2 2003 including private placement of 108.1

Addresses

The Netherlands

Corporate head office
Royal Wessanen nv
Prof. E.M. Meijerslaan 2
1183 AV Amstelveen
P.O. Box 410
1180 AK Amstelveen
Phone: +31 (0)20 547 95 47
Fax: +31 (0)20 547 95 01
E-mail: info@wessanen-hq.com
Internet: www.wessanen.com

Boas BV
Stephensonstraat 40
2723 RN Zoetermeer
Phone: +31 (0)79 344 26 00
Fax: +31 (0)79 331 01 61
E-mail: info@boas.nl
Internet: www.boas.nl

Natudis BV
Daltonstraat 38
3846 BX Harderwijk
Phone: +31 (0)341 46 42 11
Fax: +31 (0)341 42 57 04
E-mail: info@natudis.nl
Internet: www.natudis.nl

Delicia BV
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone: +31 (0)13 462 55 25
Fax: +31 (0)13 463 08 05
E-mail: info@delicia-nl.com
Internet: www.delicia.nl

Beckers BV
Jules Verneweg 84
5015 BM Tilburg
Phone: +31 (0)13 583 52 00
Fax: +31 (0)13 583 52 99
E-mail: info@beckers-nl.com
Internet: www.beckers.nl

Germany

Allos – Walter Lang GmbH
Zum Streek 5
49457 Drebber
Phone: +49(0)5445-9899-0
Fax: + 49(0)5445 9899-114
Internet: www.allos.de

Gelderland Frischwaren GmbH
Rotterdamer Strasse 8
46446 Emmerich am Rhein
Phone: +49 (0)2822 60 30
Fax: +49 (0)2822 603 89
E-mail: post@gelderland.de
Internet: www.gelderland.de

Tartex + Dr. Ritter GmbH
Hans-Bunte-Strasse 8a
79108 Freiburg
Phone: +49(0)761 5157-0
Fax: + 49(0)761 5157-157
E-mail: info@tartex.de
Internet: www.tartex.de

France

Distriborg Groupe SA
217, Chemin du Grand Revoyet
69561 Saint Genis Laval Cedex
Phone: +33 (0)4 72 67 10 20
Fax: +33 (0)4 72 67 10 57
E-mail: info@distriborg.com
Internet: www.distriborg.com

Dailycer S.A.S.
Z.I. de la Roseraie
80500 Montdidier
Phone: +33 (0)3 22 78 77 00
Fax: +33 (0)3 22 78 32 30
E-mail: info@dailycer-fr.com
Internet: www.dailycer.com

United Kingdom

Kallo Foods Ltd.
Coopers Place
Combe Lane, Wormley
Godalming, Surrey GU8 5SZ
Phone: +44 (0)1428 685100
Fax: +44 (0)1428 685800
E-mail: marketing@kallofoods.com
Internet: www.kallofoods.com

Tree of Life UK Ltd.
Coaldale Road
Lymedale Business Park
Newcastle under Lyme
Staffordshire ST5 9QX
Phone: +44 (0)1782 567100
Fax: +44 (0)1782 567199
E-mail:health@tol-europe.com
Internet: www.treeoflifeuk.com

United States

Tree of Life, Inc.
405 Golfway West Drive
St. Augustine, FL 32095
Phone: +1 904 940 2100
Fax: +1 904 940 2553
E-mail: mailbox@treeoflife.com
Internet: www.treeoflife.com

Liberty Richter
400 Lyster Avenue
Saddle Brook, New Jersey 07663
Phone: + 1 201 843 8900
Fax: + 1 201 368 3575
E-mail: info@libertyrichter.com
Internet: www.libertyrichter.com

American Beverage Corporation
1 Daily Way
Verona, PA 15147
Phone: +1 412 8289020
Fax: +1 412 8289195
E-mail: info@ambev.com
Internet: www.ambev.com

Audit Committee
Committee of the Supervisory Board that assesses the financial reporting, the internal control system for financial risks, the auditing process and the corporate processes for monitoring adherence to the law and regulations.

Authenticity
Product authenticity refers to the purity and genuineness of a product's origins, its ingredients and the methods used in growing and manufacturing these ingredients.

Balanced Scorecard
This is a method for corporate performance measurement. Key Performance Indicators (KPIs) are presented and split into four perspectives:

- Organization (development and vitality of the company)
- Internal processes (efficiency and innovation)
- Customers (progress and development of sales and customer relations)
- Financial (the results of the processes)

Corporate governance
Corporate governance is the system by which business corporations are directed and controlled.

Cross-selling
Selling of successful product concepts in a new market.

Cross-sourcing
Buying of similar products from one supplier in multiple countries.

Currency options
A contract under which the buyer acquires the right to buy or sell the foreign currency at a fixed price before a specified date.

EBIT
Earnings before interest and tax.

EBITAE
Operating result before amortization of goodwill and before exceptional items.

EBITDAE
EBITAE before depreciation of fixed assets.

EBITDAE-interest ratio
EBITDAE divided by interest paid.

Economic premium
The income that is left after the required return for shareholders and the banks have been deducted from EBITAE.

ERP system
Enterprise Resource Planning. Software which supports the business by processing the information regarding supply chain and financials.

Exceptional items
Items of income and expense within profit and loss from ordinary activities of such size, mature or incidence, that in the view of the management, their disclosure is relevant to explain the performance of the company for the period.

Forward currency contracts
Purchase or sale of foreign currency at an exchange rate established now but with payment and delivery (settlement) at a specified future date.

Forward interest rate contracts
Borrowing or lending of a deposit at a predetermined rate and for a predetermined period, established now, but with payment and settlement at a specified future date.

Goodwill
Goodwill paid when a company is acquired.

Health food
Umbrella term for authentic natural, organic or nutritionally enhanced food products.

Hedging
A strategy to offset financial risks to secure future financial risks.

Interest rate options
A contract under which the buyer acquires the right to buy or sell the underlying bond or deposit at a fixed price before a specified date.

Net debt
The net balance of available cash and all third party interest-bearing debt.

Premium Taste food
Umbrella term for superior quality specialty, gourmet, and ethnic food products.

ROI
Return on Investment (before exceptional items). A measure of a corporation's profitability, equal to the annual income divided by common stock and preferred stock equity plus long-term debt.

ROIC
Return on Invested Capital (before exceptional items). The return on the total capital employed, including all goodwill payments in the past.

Run-rate
Rate of savings recalculated at a total annual base.

SKU
Stock-keeping unit; a number associated with a particular product, often represented by a barcode, used to track inventory.

Solvency ratio
Equity divided by total assets.

Supernaturals
National chains in the US consisting of large professional stores specializing in natural and organic food.

Supply chain
The full cycle followed by a product from the base (raw material) to the consumer.

Swap
Traditionally, a swap is an exchange of one security for another to change the maturities of a bond portfolio. Interest swap rates are used to reduce risk by synthetically matching the duration of assets and liabilities.

Synergies
Partnerships between the various Wessanen companies that create added value for the organization.

TOL NA
Tree of Life North America, Wessanen's largest group, which focuses on niche products in the market for healthy, natural food and specialties.

Treasury stock
Shares in the company's portfolio that are used for stock option purposes.

Value Based Management
A system which offers Wessanen's management three strategic instruments so that they can respond swiftly to technological and social change, namely:

- A detailed system for strategic planning, which supports the formulation of concrete action-driven plans.
- A program that guarantees that capital is allocated to projects that deliver value for the shareholders.
- The Balanced Scorecard, which maintains the right balance between short-term and long-term goals.

WACC
Weighted Average Cost of Capital. The cost of debt and equity which indicates the minimum return that must be realized by all our operations.

Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
www.wessanen.com

Designed and produced
by williams and phoa
Printed by Hollandia Printing



Strong progress along our journey

Efficiency, Synergy, Growth, Teamwork



Contents

The story so far...

In December 2003, Wessanen announced its strategy for cutting costs, improving business processes, adjusting the business portfolio and stimulating new growth. This document charts our progress so far and our goals for the future.

Corporate profile
Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category management, strong brands, value-added distribution services and transatlantic alignment.

Mission statement
Wessanen will be the leading transatlantic company for branded authentic Health and Premium Taste foods.

Achieving our objective
To achieve our objective, we have embarked on a challenging journey. Having analyzed our assets, our markets, our management approach and our business processes, we developed a program to cut costs, improve our business efficiency, and capitalize on synergies.

The second part of our journey involves stimulating new growth in our chosen markets. We aim to achieve this by deploying the capabilities that distinguish Wessanen from its competitors, concentrating on sources of value creation and constructing a management structure that is appropriate to the new Wessanen.

Ultimately, our goal is to become the leading transatlantic company for branded authentic Health and Premium Taste foods.

Business objectives for 2005
- Further EBITAE improvement to the range between EUR 70 million to EUR 85 million
- Continued focus on cash generation by further reducing working capital
- Creating growth in our Branded and Distribution businesses
- Completing Operation Phoenix and 'Build on the Roots' restructuring programs
- Further alignment of Private Label activities with Branded business

The pruning phase is over. Now it is time to stimulate new growth.

Goal 2
Strategy for growth



Goal 3
Building the team



Reduce and improve: Direct actions to reduce costs by EUR 100 to 115 million

- Reduce management layers
- Improve efficiency by rationalizing business processes
- Improve buying processes
- Identify and exploit synergies

of EUR 102 million.
- Workforce reduction of 1,442 positions.

Establish a clear strategy for strong and profitable growth

- Focus on Health and Premium Taste foods
- Focus on our existing markets in Europe and North America
- Exploit our expertise in category management
- Strengthen brand management
- Focus on sources of value creation

Achievements 2004:
Strategy for growth developed and being implemented in Europe and North America.

Assemble a management team capable of driving change and securing growth

- Define responsibilities
- Develop skills
- Attract new talent
- Encourage co-operation

Achievements 2004:
Team that is professional, committed and exceptionally skilled at managing change.

Dear Shareholder,

Eighteen months ago, we set out on a journey to re-invigorate Wessanen. Our immediate task involved stripping away unprofitable aspects of our business, improving business efficiency, and identifying synergies that would lower our cost base. In concrete terms, our first goal was to reduce our costs by EUR 100 to 115 million by improving our business processes.

We are now approximately half-way through the journey. Most of the cost-cutting and business efficiency measures have been implemented, and are operating according to plan. Through a combination of measures, we have successfully reduced our costs by EUR 102 million.

Now, in 2005, we enter the second stage of our journey: stimulating growth.

We have already established a clear strategy for achieving our objective. Through detailed consumer and market research, we have identified that the most promising areas for growth in the food sector lie in Health and Premium Taste, both of which are underpinned by a strong consumer demand for authenticity. Accordingly, we are focusing the efforts of our companies in these segments, scrutinizing and revising product portfolios to ensure that they are aligned with the strategy.

In parallel, we are focusing on the capabilities which differentiate us from our competitors. With operations on both sides of the Atlantic, we have a rare opportunity to exploit synergies between these markets by developing product concepts and business practices that can be rolled out in both markets. The net result will be a balanced portfolio, more evenly spread between both continents.

We have defined five key sources of value creation – extension of brand equity, expansion of market presence, optimization of the supply chain, enhanced penetration of the mainstream retail channel, and professionalization of the specialist health food channel. By vigorously pursuing these objectives, we can generate stronger profits.

Behind these market-oriented initiatives, we are continuing to focus on creating a management team that is appropriate to the new Wessanen. The task before us is substantial, and it requires leaders who are highly professional, firmly committed and exceptionally skilled at managing change and encouraging cooperation.

So far, our journey has proceeded according to the plan that we set out. It has required fortitude and hard work from our people, who have responded with dedication and commitment. We still have some distance to go, but there is a sense that the goal of growth is now within our grasp.

Yours sincerely,

Ad Veenhof
President and CEO

Operation Phoenix
Enhancing efficiency



Operation Phoenix was designed to improve the efficiency of Wessanen. By identifying and removing unnecessary costs, we have succeeded in making the company competitive in its marketplaces.



Since Operation Phoenix was launched in the summer of 2003, we have undertaken a series of radical measures to enhance the business efficiency of Wessanen, both in North America and Europe.

These measures have included consolidation of activities, plant closures, outsourcing, product rationalization and improved automation.

By the end of 2004, business efficiency initiatives launched as a result of Operation Phoenix have created annualized savings of EUR 102 million, and Wessanen's overall headcount has been reduced by 1,442.

Streamlining the Cereals group
The production and warehousing activities of Dailycer have been reorganized, reducing the headcount by over 200. In the UK, the Telford plant was closed, to leave Deeside as the sole British production facility. Warehousing has been outsourced, enabling the closure of the Penkridge depot. In the Netherlands, Dailycer's production activities were integrated into those of Delicia, both of which are based in Tilburg. In France, the Faverolles plant has been upgraded, enabling it to raise its production volumes and achieve better economies of scale.

Product rationalization
As part of Operation Phoenix, we have undertaken a comprehensive review of our mainstream product portfolio, both in North America and Europe. The purpose was to seek ways to simplify our distribution by reducing the number of product lines we carry. The review enabled us to determine the revenues and margins that each SKU* and customer delivers and, on that basis, to decide which product lines could be discontinued because they lacked the profitability that the new Wessanen requires. In North America, the review of our product portfolio, along with our decision to discontinue several unprofitable business relationships, enabled us to reduce our SKU count by 30%. Inevitably, this led to some decline in overall sales, but raised our profitability and achieved the goal of simplifying our supply chain relationships. Similarly, in Europe, we have discontinued production of lines that meet neither the volume nor profitability targets that we set ourselves to achieve.

Reorganization dramatically reduces US warehouse costs
In early 2004 it became apparent that specific re-engineering plans were needed for each Tree of Life North America facility to reduce costs and improve efficiency. The poor performance of our Portland, Oregon facility made it our first priority. Re-engineering this facility centered primarily on SKU reduction, converting thousands of each-pick items to full case, and increasing average order size.

Portland began 2004 with over 28,000 active SKUs. The reduction process started with defining the SKU mix necessary to service our most important customers. We discovered that only 3,100 items accounted for nearly 90% of movements to these retailers. Ultimately, we were able to eliminate almost 50% of our SKUs with less than a 5% impact on sales. Having defined the assortment, we focused on defining the proper unit of sale (each-pick or full case) for each item. This analysis led to converting 4,100 items from each-pick to full case pick.

The initiative to increase order size ran parallel to the warehouse and SKU activities. By applying best practices from other Tree of Life locations, the team was able to reduce more than 1,000 orders per week. Decreasing the number of trips through the warehouse at nearly constant sales volume dramatically reduced our warehouse expenses.

The efforts of our Portland team resulted in significant benefits:

- Quality of order is improved substantially.
- Warehouse headcount is down from 180 in April 2004 to 105 today.
- Service level has improved by 5 percentage points.

* SKU (stock-keeping unit): a number associated with a particular product, often represented by a barcode, used to track inventory.





Product lines have been rationalized in Europe and North America, where SKUs have been reduced by 30%.

Close analysis of warehousing operations in North America has enabled us to improve order quality, optimize service levels and reduce headcount.

We have found ways to take out further costs by merging and consolidating production and distribution activities. The identification and exploitation of these synergies have made our operations more responsive and our business model more cost-efficient.



After careful analysis of our European businesses, we identified a number of opportunities to create substantial savings by combining back offices, refining our internal sourcing arrangements and exploiting the potential for cross-selling.

By combining, for example, the distribution activities of several of our companies serving the Benelux market, we have been able to reduce costs and make our supply chain more cost-effective, while maintaining the quality of our service to customers.

Supply chain optimization in the Benelux

In Europe, we have reduced our costs and enhanced our marketing power by exploiting synergies within the supply chain that serves the Benelux specialist health food channel. The distribution activities of Hagor and Bioservice have been consolidated at one Belgian depot, which acts as a satellite of Natudis' distribution center at Harderwijk, the Netherlands. By combining the product portfolios of Natudis, Bioservice and Hagor at Harderwijk, we have been able to create a broader overall natural food proposition for the Dutch and Belgian health food stores.

In the Netherlands and Belgium, transport and logistics for the retail and out-of-home channels were already outsourced. During 2004, we extended this arrangement by outsourcing the warehousing of BOAS to a third party who is now managing warehousing for all our Benelux activities. During 2005, the warehousing operations of Distriborg Belgium will be integrated within those of our logistics supplier.

US warehousing: a systematic approach
Since the beginning of 2004, the operations of Tree of Life North America have been systematically reorganized to create a unified network of warehouses with common systems and a 'balanced scorecard' methodology for measuring ongoing performance.

Under the 'One Way of Working' project, working methods for each warehouse/distribution process in each facility were compared and the best divisional performer was asked to pilot the re-engineering and performance monitoring of its particular process.

The platform for the entire program is the NTS computer system which is now being used by each region in the same way. In January 2005, a complete inventory count of all Tree of Life warehouses was carried out, revealing significant improvements in all areas of warehouse monitoring and control.

Ultimately, the One Way of Working project will extend into the buying area, and the balanced scorecard concept will be introduced into our European distribution operations.

Exploiting synergies: Wessanen Wide Area Network
When the existing Wide Area Network (WAN) contract for Wessanen Europe was due for renewal, the corporate ICT team decided to develop a global strategy to provide an upgraded data network as well as additional related services such as internet access. Following a tender process, a new telecommunications service provider was selected. A new state-of-the-art network with on average three times as much bandwidth, as well as improved external access functionality and enhanced security, has already been implemented in Europe. The North American part of the new WAN will go live in spring 2005. As well as offering enhanced user benefits, the new WAN has resulted in very substantial ICT cost reductions.

Consolidated sourcing of cereal products

Several of our European brands, including Zonnatura, Whole Earth and Bjorg, have traditionally sourced their own breakfast cereals which are sold in their local national markets. Their ranges had a large degree of overlap, yet each company was sourcing its products from different suppliers. Simultaneously, Dailycer was producing similar breakfast products for supermarket chains to sell under their own labels.

We have launched a rationalization plan under which Wessanen companies which sell breakfast cereals will source part of their product portfolio from Dailycer.

The business benefits of this move are clear: the supply chain is simplified, Dailycer gains economies of scale, and the use of a Wessanen company as a core supplier eliminates at least one margin that would otherwise go to an outside supplier.

The task, however, is not straightforward. Each of the original recipes was slightly different in terms of taste, texture and ingredient proportions. So it has been necessary to align the various recipes and run consumer tests to define a new recipe which meets the needs of all our European marketplaces.

The switch has also required a change of mindset for the individual companies, whose long-established sourcing arrangements have been superseded by a new and different system.

Bjorg and Dailycer are now developing new breakfast cereal concepts which can be rolled out in the other European national markets.


Tree of life.

Driving cost out of the supply chain has been a central goal of Operation Phoenix in Europe and North America.

Our telecommunications network has been significantly upgraded, yet costs have been reduced.



Sowing the seeds of growth

During the first year of Operation Phoenix, the emphasis was on finding methods to cut costs and improve efficiency. By the end of 2004, *we had implemented the majority of these* measures, creating a strong base. It is now time to start building a platform for growth that will give Wessanen firm roots for the future.







Sowing the seeds of growth

Preparation for growth has involved radical reorganization throughout the company. In North America, the 'Build on the Roots' program is creating a new organizational structure, with a new executive team, and implementing innovative ways to align supply and demand.

In Europe, we are implementing a new governance structure with the key objective of creating a business model appropriate to the new focused team-oriented Wessanen.

Changing management structures in North America ...
We have fundamentally changed the way we manage our businesses in both North America and Europe. The overriding rationale behind these changes is to create management structures that are aligned to serve individual categories and channels within our markets, a significant move away from the divisional and national structures that previously existed.

In North America, we are primarily a wholesale distributor selling a broad range of Health and Premium Taste foods to channels that range from national supermarket chains to neighborhood health food stores. Before 2004, we served these markets from seven regions, each with its own purchasing, sales, marketing, warehousing and distribution activities for their respective geographical areas. Inherent within this structure was a certain degree of redundancy and inefficient practices.

Beginning in 2004 and into early 2005, we completely reorganized our management structure concentrating all of Tree of Life's US operations into three offices located in St. Augustine, Florida; Dallas, Texas and Bloomington, Indiana. This new, much more streamlined organization allows us to put our best people in leadership positions close to our customers and facilitates extending one consistent set of best practices across the company. It also creates synergies that help us improve customer service and takes all necessary costs out of our operations. With this new structure we take a decentralized, regional, approach to those activities that touch the customer, and a centralized coordinated best practices-driven approach to the activities that do not.

... and in Europe, too

Analysis of our European operations revealed that the structure of the business was causing an unnecessary degree of overlap, and that some existing inefficiencies could be turned into synergies.

The original structure of a series of largely independent operating companies is now being replaced by a structure with two business lines, each aimed squarely at a particular retail channel.

The Health and Premium Taste (HPT) business line is responsible for our branded business in Europe. Essentially, it manages the distribution, promotion and marketing of our mainstream Health and Premium Taste brands through the grocery channel which includes larger retailers and supermarkets. The present strategy is to keep individual brands local but, where appropriate, HPT will export underlying product concepts and market them with other local branding.

The Health Food Store (HFS) business line is responsible for serving the needs of local health food stores in each of our European national markets. It will continue to market and promote local brands, and also to leverage these brands and labels in the independent health store sectors of other European countries. Credibility for our products in this channel stems from the stores themselves, which are trusted by consumers whose purchasing decisions are mainly driven by principle.

In organizational terms, these changes are radical. Individual companies, accustomed to a large degree of operational autonomy in their own markets, are now being grouped together to focus on specific channels. As well as being difficult and complex to implement, the changes involve adopting a different mindset – one that is more concerned with achieving corporate success than the narrower interest of individual companies.

Steps are currently being taken to further align part of our Private Label business with the European Branded business.

Both the HFS and HPT business lines will be supported by shared service teams, providing finance and administration, HR and marketing expertise, including the coordination of innovation on selected European categories.

Royal Wessanen nv

Transatlantic alliance

Wessanen North America			Wessanen Europe		
North America Distribution (TOL NA)		North America Branded	Health and Premium Taste Branded business	Health Food Store business	Private Label business
Business Management	Operations				

Having clearly identified Health and Premium Taste as our two main market sectors, we have restructured our operations to focus on the channels which enable us to reach our consumers.

At one end of the spectrum, we supply to smaller independent health stores; at the other, we are serving large supermarket chains. In each case, we aim to provide an appropriate service.





New initiatives within our North American supply chain are designed to create a perfect alignment between our warehousing teams, local stores and the end customer. These new systems will minimize wastage and maximize sales, making the entire process more efficient and more responsive to market evolution.

In an ideal world, the variety and number of products at each neighborhood store would exactly match the demand of its customers, creating perfect alignment between supply and demand. Waste would be minimized and the potential for sales and profit would be optimized. Tree of Life North America has been working towards this goal with a new initiative called the 'Smart Assortment℠' marketing service.

The Tree of Life Smart Assortment℠ marketing service, which becomes available to our customers during the second quarter of 2005, utilizes data derived from syndicated services including SPINS, our own proprietary national and regional sales data, and key industry reports, to stay finely attuned to 'what's selling' in every product category and sub-category. Once the program is launched, a retail account that requests the Smart Assortment℠ service will identify the



The Smart Assortment℠ marketing service is designed to ensure that stores receive product lines that suit local markets. This data-driven service also generates efficiencies in our warehouses.

target store and the scope of the analysis required (all product categories or specific categories). The Smart Assortment℠ team will then collect the appropriate consumer demographic, lifestyle and transaction data specific to that store and neighborhood for detailed analysis. The end result of this research and analytical process will be a customized, optimized data-driven product assortment recommendation for that retail customer. The Smart Assortment℠ marketing service has been designed to be applicable and available to Tree of Life customers in every class of trade that we serve.

The pilot stage of the development of the Smart Assortment℠ marketing service has been very well received by participating retailers who have recognized the value-added aspects of this initiative. The better that a retailer aligns their product assortment with the needs of their shoppers, the greater their potential for increased sales and profits.

The Smart Assortment℠ marketing service also clearly differentiates Tree of Life from its distributor competitors, none of whom offer a similar data-driven assortment optimization solution.

Minimizing lost sales opportunities at Tree of Life North America

Whenever a customer asks for a product that is out of stock, a small sales opportunity is missed. Replicated across thousands of stores, this becomes a substantial factor in the overall sales picture, worth millions of dollars. As part of our project to revitalize Tree of Life North America, we have implemented an initiative called the Service Level Improvement project, which focuses on raising the percentage of a customer's order that we can fill.

There are many reasons why products may be out of stock, and all of them are being addressed through sub-initiatives. For example, all Tree of Life North America's buyers use a common forecasting and purchasing software system. In October 2004, the system's 'Expected Out-of-Stock' function was activated throughout North America. This tool highlights future out-of-stocks before they happen and allows the buyers to take rapid action to minimize service level breaches.

'Stratification' is the process of prioritizing service levels for each of the items we carry. An item that sells 50 cases per week is very important to our business, and we therefore strive to keep these items always in stock. But an item that only sells one case per month is far less important. The new Stratification Guidelines establish these priorities for our entire product mix. This will increase our safety stock – the amount of extra inventory we carry to protect against out-of-stocks – on our fastest moving items and lower the levels for slower movers.

The workload of individual buyers can affect service levels. We have therefore introduced a new guideline to establish how many lines each buyer should manage. Distributing workload more evenly among buyers will help them to meet their service level objectives.

Another common reason for out-of-stocks is incorrect assumptions about how long it takes to get products from our suppliers to our warehouses. The Lead Time Optimization initiative is designed to establish the true facts about lead times so that they can be taken into account when ordering.



We are raising our service levels – the percentage of a customer's order that we fill – by re-arranging the layout of our warehouses to align with known demand and realistic product lead times.

Strategy for growth

Delivering on the promise of growth



In line with our forward strategy, we have examined how each of our companies can position itself in relation to our declared objective of concentrating on the Health and Premium Taste markets, and the element of authenticity that links them.



We have already launched a number of initiatives aimed at stimulating fresh growth in our European and North American markets.

Behind all these initiatives lies a commitment to focus on the root sources of value creation in our marketplace – brand equity, market presence, supply chain optimization and expertise in category management.

As 2005 progresses and the new structure of Wessanen becomes embedded, we will extend our growth strategy to look for acquisitions that have a natural fit with our focus on Health and Premium Taste foods.

Zonnatura: focusing on health

Zonnatura, a leading supplier of health foods and drinks in the Netherlands, is sharpening its market positioning in the health food sector. The overall objective is to evolve a portfolio of compelling products that have closer relevance to modern health-conscious consumers.

For example, few consumers actually achieve their daily intake in fruit and vegetables because they are too busy or do not have the ingredients. To make it easy for consumers, Zonnatura is developing a new cold drink, made from fresh fruit and vegetables, which provides the daily recommended fruit and vegetable nutrition.

Consumers enjoy snacks but are concerned about fats and calories. So Zonnatura has developed a new soya-based crisp with 70% less fat and 25% less calories, but which still retains the taste and texture that triggers consumer enjoyment.

The new products, supported by increased marketing spend, will be sold alongside other Zonnatura products on special shelves in supermarkets. The 'health shelf' concept attracts health-conscious consumers by making product selection easy, and helps to reinforce Zonnatura's position as a trusted brand in health foods.

Brand repositioning at ABC

Brand repositioning is a key part of our growth strategy. The objective is to identify brands with outstanding profit potential, analyze current consumer perceptions of the brand and use the information to reposition them accurately in the marketplace.

Daily's Cocktail Mix is an important product for ABC, our US drinks manufacturer. As such, it has been selected as a priority brand for investment.

To establish the new positioning, ABC's marketing team conducted extensive consumer research which revealed that the original positioning of Daily's Cocktail Mix as a party drink no longer accurately reflected consumer perceptions. Consumers identified taste as by far the most important benefit sought in a cocktail mix, along with other attributes such as authentic fruit ingredients. Further testing enabled the marketing team to identify 'taste experience' as the positioning which best matched the key consumer attributes.

ABC has now redesigned the Daily's logo and tested new packaging for the product, which has been reformulated to raise the fruit content. The new positioning will be introduced in the second half of 2005, using a comprehensive marketing program to generate consumer awareness in the US and to prepare the brand for international expansion.

Innovation is key to growth

Our customers, in both the Health and Premium Taste sectors, are very conscious of the food they consume. They are open to new concepts, provided that they meet the criterion of authenticity that underpins both sectors.

Their openness gives us, as producers, the opportunity to create new concepts which can stimulate commercial growth across our markets.

Our French brand Gayelord Hauser has recently developed such a concept: a range of diet products which are designed to work with the body's natural biological rhythms. The Biorythmes products operate according to the principle of chronobiology, which suggests that someone who eats the right food at the right time does not store up calories and so does not put on excess weight. For example, sugars eaten in the morning are burned up during the day, but if they are eaten at night, they will be stored in fatty tissue. There are five Biorythmes meals which are balanced to conform with these biological patterns.

From a commercial perspective, the concept holds significant promise because it appeals to at least two major consumer groups: people who enjoy natural food and those for whom weight is a key issue in food choice. It is also equally applicable in both the European and North American markets.


DAILY'S
DAILY'S
DAILY'S






SOcrispy


SOcrispy


SOcrispy


NOUVEAU
Gayelord
HAUSER
Mincir
Biorythmes
EFFICACITÉ
PLAISIR


NOUVEAU
Gayelord
HAUSER
Mincir
Biorythmes
EFFICACITÉ
PLAISIR


Mincir
Biorythmes
EFFICACITÉ
PLAISIR

Brand innovation will play a key role in helping us to generate future growth. In each of our companies, we are identifying brands which have the potential to be rolled out successfully in different markets.

We are also developing entirely new Health and Premium Taste concepts which will enable us to open up new revenue streams.

Building the team

Working together

From being a group of associated companies, we are transforming Wessanen into a unified dynamic commercial entity, whose staff are working together in cross-company teams, developing common working practices and benefiting from each other's ideas.





Building the team

Working together

Wessanen International Network
The Wessanen International Network (WIN) was established at the start of Operation Phoenix in August 2003. Its purpose is to promote interpersonal communication between senior managers from both the European and North American operations, enabling them to discuss results and share fresh ideas as the project goes forward. The fourth WIN conference was held in January 2005. Delegates reviewed the progress of key Operation Phoenix initiatives on both sides of the Atlantic, before establishing a set of commitments for 2005. The main focus was the need to move smoothly from the cost-cutting/reducing mindset, and concentrate on identifying and promoting the growth initiatives that will create the new Wessanen.

The changes that are being made to the structure and operations of Wessanen are fundamental and far-reaching, both in Europe and North America.

Such widespread change, affecting every part of the organization, has been very demanding for our people, who have had to find new heights of professionalism, focus and resolve in order to design, plan and implement new management and operational structures on two continents. The vision of a common goal has stimulated a huge increase in cross-company teamwork, and enabled innovative ideas to take root and flourish.

At the end of the three-day conference, the delegates agreed that the new phase – headlined Take Off & Excel – should be underpinned by five principles:

Authentic innovation – based on knowledge, passion and imagination

Process excellence – finding ways to do more with the same resources

Quality leadership – defining the essential competencies for a growth strategy

People engagement – inspiring staff to understand what our customers want

Speed of action – using discipline and loyalty to achieve our goals quickly.

Wessanen is a large multinational company in the throes of revolutionizing its operations and activities. Such a process requires close communication and coordination, and the WIN conferences have provided the framework in which many of the Operation Phoenix initiatives have been devised and set in motion. This will continue to apply as we move into the growth phase.

Group-wide quality improvement
Most of our companies perform the same basic functions, yet before Operation Phoenix started, each company had a different way of operating and different IT standards and systems. It quickly became clear that this piecemeal approach would hinder rather than help the large-scale change management that was planned. So, in January 2004, we created a corporate quality function tasked with implementing process management throughout the organization based on a shared IT infrastructure.

This approach would enable us, as a group, to exchange ideas about working practices and to share knowledge across the companies. The goal was to improve the quality of our processes – and hence improve our overall group performance.

To hasten the deployment of centrally developed initiatives, we established a network of quality managers to spread the quality message throughout the group. We also devised a business excellence policy, detailing our goals, methodology and progress criteria.

With these building blocks in place, we secured employee involvement by staging the first Wessanen Customer Day, which enabled 800 teams worldwide to discuss and agree actions for developing our processes to improve customer satisfaction. All the actions were collected in a central intranet database that also records our progress as we pursue individual actions. Most of them have now been finalized and a second wave of actions will be initiated soon. The success of the Customer Day has prompted us to make this a regular event.

To ensure that we maintain all the quality improvement gains that we have made, we have embarked on a project to achieve ISO 9001 and 14001 certification for every Wessanen company. We expect the majority of our companies to be certified by the end of 2005. On top of that, in the course of 2005, we will start a process of regular managerial audits to create a culture of continuous improvement and shared learning.

Making space for innovation
There has been a great deal of re-organization within Wessanen over the last 18 months, aimed at creating a new structure with common working practices capable of delivering synergies and efficiencies. However, it is also important that we continue to strive for growth.

Consumer tastes are constantly evolving. We need to develop innovative product concepts that will move our proposition forward. In the past, this work was largely undertaken by individual Wessanen companies. However, the recent focus on category management is giving us a deep insight into emerging consumer trends across our entire product portfolio.

To exploit this strength, we have appointed specialist innovation teams whose task is to identify opportunities for new product development. These 'virtual' teams, physically located throughout our marketing regions, will study emerging trends and patterns of consumer behavior and work with lead buyers and our own facilities to develop new concepts in the Health and Premium Taste sectors, ultimately with a view to a transnational roll-out of new branded products.



Operation Phoenix has benefited from a greater degree of co-operation within the Wessanen group of companies, many of whom are facing similar challenges. Through improved communication – as exemplified by the Wessanen Customer Day – each company can benefit from quality-driven best practice solutions, wherever they may have originated.



Our products are focused on two complementary growth markets, linked by a common basis in authenticity.

Authenticity
Our two principal product categories – Health and Premium Taste – are underpinned by a common factor: authenticity.

The purchasing decisions of consumers in the Health category are driven by their preference for natural, organic or unprocessed food products. As producers, we have to live up to their expectations by using authentic ingredients.

Consumers in the Premium Taste category are constantly looking for new flavors and variations, many of which come from overseas. They want to know that their foods are authentic in the sense that they genuinely represent the flavors and tastes of their original roots.

Health
Our focus on Health foods is concerned with the production and distribution of healthy and natural foodstuffs containing ingredients that are either:

- cultivated in an environmentally clean and sustainable manner (organic), or
- contain no artificial additives and have undergone little or no processing (natural), or
- are exclusively derived from vegetable sources (vegetarian).



Natural origins
Health food consumers are passionate about the food that fuels their daily lives. They want to know where it comes from, how it is converted from raw material to consumption-quality food, and what – if anything – is added to it.

Premium Taste
Foods in the Premium Taste category are distinguished by their:

- special, ethnic or exotic origin, which is of key importance, as it is regarded as the basis for quality and authenticity
- unique high-quality ingredients
- gourmet taste.



Exotic origins
Premium Taste consumers are explorers, seeking to expand their personal horizons by recreating the exotic and exciting flavors they have experienced on their travels.



Providing added value to natural products
On the journey from field to table, we take enormous care to preserve the natural goodness, and use packaging to provide our customers with information about its origins.

Principle-driven consumers
Health-conscious consumers are becoming more attentive to food safety and production methods. Their increasing suspicion of mass production makes them more inclined to increase their intake of unprocessed foods.

Trends in the Health food market
- Interest in health issues is boosting products that promote weight loss, lower cholesterol, regulate blood sugar levels and aid sleep.
- Healthy eating on-the-go: rising consumption of smoothies, fruit drinks and cereal bars.
- Natural ingredients: growing popularity of natural and/or herbal-based products such as herbal energy drinks, yogurts and vitamin-rich foods.

Health foods US*
in USD billion


17.2
19.2
21.4
2002
2003
2004

Health foods Europe*
in USD billion


14.8
16.4
18.0
2002
2003
2004

Health foods US and Europe 2004*

+10.9%



Unique gourmet experience
Our packaging is designed to heighten the sense of exotic origins, while reassuring Premium Taste consumers that the product is pure and genuine.

Adventure-conscious consumers
Consumers of Premium Taste foods want to enjoy their meals as much as their lives. They are constantly seeking new taste sensations. Product origins are important, but so is convenience – typically, they are busy people who want the thrill of new flavors without having to spend a long time on meal preparation.

Trends in the Premium Taste market
Gourmet express dining
- Complete meals: high quality exotic meals available in a quick and convenient format.
- Convenient meal solutions: gourmet meals that can be home-cooked within 30 minutes.

Demand for local origin products
- Revival of regional specialties, including locally-branded products and locally-sourced foods.
- Increased awareness of production methods, with a particular focus on safety.

Premium Taste US*
in USD billion


27.7
28.9
30.5
2002
2003
2004

Premium Taste Europe*
in USD billion


26.1
27.2
28.7
2002
2003
2004

Premium Taste US and Europe 2004*

*Sources:
Wessanen Corporate Marketing, based upon data from NBJ, NMI, Packaged Facts, Reuters Business Insight, Datamonitor – January 2005

+5.4%

Through focus on two food categories, we have created a solid brand platform for supporting future growth.

Authenticity

	Health foods		Premium Taste foods	
Product/ channel mix	Natural/Health food stores	Supermarkets/mass market/ 'out-of-home'	Specialty food stores	Supermarkets/mass market/ 'out-of-home'
Brand position	Basket of local brands	Main brands	Basket of local brands	Main brands
Leading brands	Dr.Ritter, Tartex, Evernat, Bonneterre, De Rit Natuurproducten, Allos, Sesmark	Bjorg, Whole Earth, Gayelord Hauser, Zonnatura	Merza, *	Kame, Beckers, Daily's, *
Growth strategy	Autonomous growth by professionalizing specialized channel	Strengthen our base competencies by acquisitions/alliances	Reposition existing businesses and broaden portfolio by acquisitions	

* Future acquisitions

Re-designing brands to reflect their new positioning
Over time, brands can become dislocated as their target markets evolve. We are subjecting some of our key brands to rigorous scrutiny and, where necessary, repositioning them to create a stronger alignment with consumer taste.

Zonnatura → Zonnatura

Beckers → Beckers

Daily's The Party Mix → Daily's Fruit Mixers


Royal Wessanen nv

Wessanen

Agenda 2004

Agenda for the Annual General Meeting of Shareholders on April 27, 2005

Agenda for the Annual General Meeting of Shareholders on April 27, 2005



Agenda for the Annual General Meeting of Shareholders to be held in the Okura Hotel, Ferdinand Bolstraat 333, Amsterdam, at 2.00 pm on April 27, 2005.

1. Opening of meeting
2. Report of the Supervisory Board and of the Executive Board on the 2004 financial year
3. Annual results for 2004
   a. Adoption of financial statements for 2004
   b. Distribution from reserves
   c. Discharge of Executive Board
   d. Discharge of Supervisory Board
4. Appointment of external auditor
5. Implementation of the Dutch Corporate Governance Code
6. Proposal to amend the articles of association
7. Appointment of three members of the Supervisory Board
8. Appointment of one member of the Executive Board
9. Adoption of the remuneration policy for Executive Board members
10. Adoption of the remuneration for Supervisory Board members
11. Reappointment of the Executive Board as the body authorized to issue shares and restrict or exclude the pre-emptive right
12. Proposal to authorize the company to acquire its own shares
13. Other business and close

Appendix
to the Agenda for the Annual General Meeting of Shareholders to be held on April 27, 2005.

Item 1
Opening of meeting.

Item 2
Report of the Supervisory Board and of the Executive Board on the 2004 financial year
The implementation of the Dutch Corporate Governance Code will be discussed separately as Agenda Item 5.

Item 3
Annual results for 2004
a) Adoption of financial statements for 2004
It is proposed that the General Meeting adopt the financial statements for 2004 as prepared by the Executive Board and approved by the Supervisory Board. Adoption of the financial statements further means that the income of EUR 1.8 million will be added to the freely distributable reserves.

b) Distribution from reserves
The Executive Board has decided, with the approval of the Supervisory Board, to reserve the income of EUR 1.8 million in full. The articles of association allow for the payment of a dividend charged to the distributable part of shareholders' equity. On the basis of this provision, the Executive Board proposes, with the approval of the Supervisory Board, to pay out an amount of EUR 42.1 million charged to the reserves to holders of shares, or an amount of EUR 0.58 per share. An interim dividend of EUR 0.15 per share was already paid out in September 2004. As this interim dividend will be deducted from the aforementioned payment of EUR 0.58, the distribution to be paid out totals EUR 0.43 per share.

c) Discharge of the members of the Executive Board
It is proposed that the General Meeting grant full discharge to the members of the Executive Board for their management duties in accordance with Article 30.2 of the articles of association.

d) Discharge of the members of the Supervisory Board
It is proposed that the General Meeting grant full discharge to the members of the Supervisory Board for their supervision of the management duties of the Executive Board.

Item 4
Appointment of external auditor
The General Meeting is legally empowered to instruct an auditor to audit the financial statements. It is proposed that, for the 2005 financial year, KPMG Accountants be appointed for this purpose.

Item 5
Implementation of the Dutch Corporate Governance Code
A statement will be made clarifying the extent to which Wessanen has implemented the Dutch Corporate Governance Code and setting out a number of measures still to be taken. This item addresses the section on Corporate Governance in the Annual Report for 2004.

Item 6

Proposal to amend the articles of association

It is proposed that the articles of association be amended in order to revoke the restriction in the transfer of ordinary shares (Article 11; the 5% arrangement). This amendment is in accordance with the provisions of the Dutch Corporate Governance Code. It is also proposed that an article be added to the articles of association concerning the obligatory submission of a bid if the limit of a 30% participatory interest is reached. The aim of this amendment is to protect the position of minority shareholders. Several technical amendments are also proposed.

After these amendments take effect, Wessanen will no longer apply protective measures as understood by Annex X to the Trust Regulations. The full text of the proposal to amend the articles of association is obtainable free of charge from ABN AMRO Bank N.V., Breda (Tel: +31 (0)76 579 94 55), the ABN AMRO head office in Amsterdam, and the Wessanen office in Amstelveen. Alternatively, it can be consulted at www.wessanen.com.

Item 7

Appointment of three members of the Supervisory Board

Mr. K.J. Storm has expressed a wish to resign this year from the Supervisory Board. It is proposed that the vacancy be filled by Mr. D.I. Jager, former CEO of Procter & Gamble. Mr. Jager will be appointed for a period of four years.

Name:	D.I. Jager (1943)
Positions:	former CEO, Procter & Gamble, and Supervisory Director of Chiquita Brands International, Inc., Eastman Kodak Company, Koninklijke KPN N.V. and Polycom Inc.
Credentials:	very extensive experience in general, marketing and financial management at multinational consumer goods companies

Under Article 24.4 of the articles of association Mr J.A.N. van Dijk resigns this year from the Supervisory Board. Mr. Van Dijk has intimated that he is not available for reappointment. It is proposed that this vacancy be filled by Mr. L.M. de Kool, Executive Vice President and Chief Financial & Administrative Officer of Sara Lee Corporation. Mr. De Kool will be appointed for a period of four years.

Name:	L.M. de Kool (1954)
Position:	Executive Vice President and Chief Financial & Administrative Officer of Sara Lee Corporation
Credentials:	very extensive experience in finance and management at a multinational company

Under Article 24.4 of the articles of association Mr. F.H.J. Koffrie resigns this year from the Supervisory Board. Mr Koffrie is available for reappointment. It is proposed that Mr. Koffrie be reappointed as member of the Supervisory Board of the company for a period of four years. Mr. Koffrie's details are listed below.

Name:	F.H.J. Koffrie (1952)
Position:	Chairman of the Executive Board of Buhrmann N.V.
Credentials:	very extensive management experience and expertise in distribution

Item 8

Appointment of one member of the Executive Board

It is proposed that Mr. D.G. Vierstra be appointed to the Executive Board. Mr. Vierstra joined Wessanen on January 1, 2005. Previously, he was a member of the Executive Board and CFO of Koninklijke Friesland Foods Holding N.V. As a member of the Executive Board, Mr. Vierstra will be responsible for all financial matters. He will be appointed for a period of four years.

The remuneration package consists principally of a fixed salary, a bonus scheme, and restricted shares. Further information can be found in the remuneration report posted on the website (www.wessanen.com).

Name:	D.G. Vierstra (1958)
Position:	Chief Financial Officer
Credentials:	very extensive knowledge and experience of financial management

Item 9

Adoption of the remuneration policy for the Executive Board

The remuneration policy for the Executive Board was adopted in the General Meeting of Shareholders on March 31, 2004. Some aspect of this policy need to be amended. The main lines of the remuneration policy for Executive Board members as prepared by the Remuneration Committee of the Supervisory Board are as follows:

Members of the Executive Board are appointed for a period of four years and may be reappointed thereafter. Severance payment amounts to, at most, 12 months' salary. The remuneration consists of a fixed basic salary and a variable component comprising:

a a cash bonus based on measurable predetermined criteria. The maximum cash bonus is 100% of the fixed salary.

b a restricted share plan running for three years, whereby one third is awarded every year on the basis of measurable predetermined criteria. The shares that fall under the restricted share plan will be delivered at the end of the three-year plan.

c share options will no longer be awarded.

The Executive Board members either participate in the company pension scheme or opt for a defined contribution. No loans are issued to Executive Board members.

The remuneration report can be found on the website, www.wessanen.com.

Item 10

Adoption of the remuneration for Supervisory Board members

To bring the remuneration of the Supervisory Board members more into line with current – international – practice, the proposed remuneration starting from 2005 is as follows:

Chairman of the Supervisory Board:	EUR 60,000 per annum
Chairman of the Audit Committee:	EUR 50,000 per annum
Other Supervisory Board members:	EUR 40,000 per annum

In 2004 the Chairman of the Supervisory Board received fixed remuneration of EUR 30,000 per annum plus variable remuneration of EUR 3,000 for each Supervisory Board meeting up to a maximum of EUR 12,000. Members of the Supervisory Board received fixed remuneration of EUR 20,000 per annum plus variable remuneration of EUR 2,000 for each Supervisory Board meeting up to a maximum of EUR 8,000.

Item 11

Reappointment of the Executive Board as the body authorized to issue shares and restrict or exclude the pre-emptive right

The General Meeting of March 31, 2004 decided to renew this appointment for a period of 18 months from the date of this meeting.

In accordance with the articles of association the Executive Board, with the approval of the Supervisory Board, has been appointed as the authorized body in respect of the issue of shares, including powers to acquire shares in the company and restrict or exclude pre-emptive rights in respect of shares issued. It is proposed that this appointment be renewed for a period of 18 months from the date of this meeting till October 27, 2006.

The powers of the Executive Board in this respect will be confined to the issue of a maximum of 10% of the issued share capital, plus an additional 10% if the issue is linked to a merger or acquisition.

Item 12

Proposal to authorize the company to acquire its own shares

Under Article 9.2 of the articles of association, authorization from the General Meeting of Shareholders is required for the company to be able to repurchase its own shares or depositary receipts – unless no payment is involved. This authorization applies for a maximum period of 18 months. The last time such authorization was granted was at the General Meeting of Shareholders on March 31, 2004. It is proposed that the following authorization be granted:

The Executive Board will be authorized to acquire shares and depositary receipts of shares in the company, as provided for in Article 9 of the articles of association, by repurchase thereof on the stock exchange and by other means for a period of 18 months subsequent to the date of this meeting. The maximum number of such shares and depositary receipts which may be acquired in this way shall be equal to the maximum number permitted by law. The maximum price which may be paid for the repurchase of such shares and depositary receipts shall be equal to their stock-market price plus 10%, and the minimum price which may be paid shall be EUR 0.01 per share. The said stock-market price shall be the average of the close-of-business prices for the shares in question during the five business days prior to the date of their repurchase, as published in the official price list (Officiële Prijscourant) of Euronext Amsterdam N.V.

Item 13

Any other business and close of meeting.

Application procedure
for attending the General Meeting of Shareholders

Record date
The Executive Board of Koninklijke Wessanen nv has decided that the persons entitled to attend and vote at the meeting are those listed at 4.00 pm on Wednesday April 20, 2005, in one of the company-designated (sub-)registers after recognition of all entries and deletions as at that date ('record date'). The (sub-) register for shareholders is the Koninklijke Wessanen nv Shareholders' Register. The records of the institutions affiliated as at the record date to the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ('Necigef'), as understood by the 'Wet giraal effectenverkeer' (giro securities transactions legislation), have been designated as the (sub-)register for holders of depositary receipts of shares.

Shareholders
The General Meeting of Shareholders may be attended by shareholders and share beneficiaries with voting rights who have informed the N.V. Algemeen Nederlands Trustkantoor ANT, Amsterdam ('ANT-Trust') in writing by 4.00 pm on April 20, 2005 ('registration date') that they wish to be present at the meeting. They may attend, speak and exercise their voting rights at the meeting. These rights can also be exercised by means of a written authorization provided this also reaches ANT-Trust by 4.00 pm on April 20, 2005.

Depositary receipt holders
Holders of depositary receipts of shares issued by Stichting Administratiekantoor van aandelen Koninklijke Wessanen ('Stichting AK') may also attend the General Meeting of Shareholders. They may attend and speak at the meeting provided they report their depositary receipts in writing via the institution which administers them to ABN AMRO Bank N.V., Securities Operations/MF2050, Agency Services/Paying Agency, P.O. Box 3200, 4800 DE Breda, the Netherlands, or to the head office of the foresaid bank in Amsterdam by 4.00 pm. on April 20, 2005. These rights can also be exercised by means of a written authorization – notwithstanding the foresaid application regulations – provided this reaches ANT-Trust by 4.00 pm on April 20, 2005.

Depositary receipt holders who have reported their depositary receipts in time with due regard for the above will be authorized by the Stichting AK under Article 19 of its Administrative Terms and Conditions to personally exercise the voting rights on the shares held by the Stichting AK against which the depositary receipts have been issued. When signing the attendance register before the start of the meeting the depositary receipt holder or his proxy will be required to cosign the authorization issued by the Stichting AK.

Proxy-voting and voting instructions
Holders of depositary receipts of shares who cannot attend the shareholders' meeting can also – notwithstanding the foresaid application regulations and the authorization by the Stichting AK – authorize and instruct ANT-Trust to cast a proxy vote. Holders of depositary receipts of shares who want to grant authorization and issue voting instructions should request a form as soon as possible from N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam (Telephone: +31 (0)20 5222555, Fax: +31 (0)20 5222500, E-mail: conversie@ant-trust.nl). The completed form must reach ANT-Trust or Koninklijke Wessanen nv by 4.00 pm. on April 20, 2005. The form can also be downloaded from the company's website (www.wessanen.com). The completed form can also be submitted by e-mail to conversie@ant-trust.nl or a.bock@wessanen-hq.com.

Applications that arrive late at ANT-Trust or (in the case of depositary receipts) at ABN AMRO Bank N.V. and authorizations that are unclear or incomplete or arrive late at ANT-Trust will be invalid because it is then no longer possible to check the accuracy of the information.


Royal Wessanen nv

Wessanen

Agenda 2004

Agenda voor de Jaarlijkse Algemene
Vergadering van Aandeelhouders
op 27 april 2005

Agenda voor de Jaarlijkse Algemene Vergadering van Aandeelhouders op 27 april 2005

Agenda voor de Jaarlijkse Algemene Vergadering van Aandeelhouders, te houden op 27 april 2005, om 14.00 in het Okura Hotel, Ferdinand Bolstraat 333 te Amsterdam.

- Opening
- Verslag van de Raad van Commissarissen en de Concerndirectie over het boekjaar 2004
- Jaarstukken 2004
  - Vaststelling jaarrekening 2004
  - Uitkering uit de reserves
  - Decharge Concerndirectie
  - Decharge Raad van Commissarissen
- Benoeming Accountant
- Implementatie Corporate Governance Code
- Voorstel tot statutenwijziging
- Benoeming van drie leden van de Raad van Commissarissen
- Benoeming van een lid van de Concerndirectie
- Vaststelling bezoldigingsbeleid van de leden van de Concerndirectie
- Vaststelling bezoldiging van de leden van de Raad van Commissarissen
- Verlenging van de aanwijzing van de Concerndirectie als het orgaan dat bevoegd is te besluiten tot uitgifte van aandelen en tot beperking of uitsluiting van het voorkeursrecht
- Machtiging tot verkrijging van eigen aandelen
- Rondvraag en sluiting

Bijlage
Bij de Agenda voor de Jaarlijkse Algemene Vergadering van Aandeelhouders op 27 april 2005.

Agendapunt 1
Opening

Agendapunt 2
Verslag van de Raad van Commissarissen en de Concerndirectie over het boekjaar 2004
Het onderwerp implementatie Corporate Governance zal afzonderlijk onder agendapunt 5 aan de orde komen.

Agendapunt 3
Jaarstukken 2004
a) vaststelling van de jaarrekening 2004
Voorgesteld wordt de jaarrekening over 2004 vast te stellen, zoals door de Concerndirectie is opgemaakt en door de Raad van Commissarissen is goedgekeurd. Vaststelling van deze jaarrekening houdt tevens in dat de winst ad EUR 1,8 miljoen ten gunste wordt gebracht van de vrij uitkeerbare reserves.

b) uitkering uit de reserves
De Concerndirectie heeft, onder goedkeuring van de Raad van Commissarissen besloten de winst van EUR 1,8 miljoen geheel te reserveren. De statuten voorzien in de mogelijkheid dividend uit te keren ten laste van het uitkeerbare deel van het eigen vermogen. Op grond hiervan stelt de Concerndirectie voor, met goedkeuring van de Raad van Commissarissen, een bedrag van EUR 42,1 miljoen ten laste van de reserves aan houders van aandelen uit te keren, ofwel een bedrag van EUR 0,58 per aandeel. In september 2004 is reeds een interim dividend van EUR 0,15 per aandeel betaalbaar gesteld. Dit interim dividend wordt in mindering gebracht op voormelde uitkering van EUR 0,58, zodat het totaal uit te keren bedrag per aandeel EUR 0,43 bedraagt.

c) kwijting van de leden van de Concerndirectie
Voorgesteld wordt de leden van de Concerndirectie op de voet van het bepaalde in artikel 30 lid 2 van de statuten kwijting te verlenen voor het door hen gevoerde bestuur.

d) kwijting van de leden van de Raad van Commissarissen
Voorgesteld wordt de leden van de Raad van Commissarissen op de voet van het bepaalde in artikel 30 lid 2 van de statuten kwijting te verlenen voor het door hen uitgeoefende toezicht op het bestuur van de Concerndirectie.

Agendapunt 4
Benoeming Accountant
Ingevolge de wet is de algemene vergadering bevoegd tot het verlenen van de opdracht aan een accountant tot onderzoek van de jaarrekening. Voorgesteld wordt KPMG Accountants als zodanig te benoemen voor het boekjaar 2005.

Agendapunt 5
Implementatie Corporate Governance Code
In een toelichting zal worden ingegaan op de mate waarin Wessanen de Nederlandse Corporate Governance Code heeft ingevoerd, alsmede op een aantal nog te treffen maatregelen. Onder dit agendapunt wordt het in het jaarverslag 2004 opgenomen hoofdstuk over Corporate Governance aan de orde gesteld.

Agendapunt 6
Voorstel tot statutenwijziging
Voorgesteld wordt de statuten van de vennootschap te wijzigen teneinde de beperking in de overdracht van gewone aandelen (artikel 11; de 5%-regeling) af te schaffen. Deze statutenwijziging is overeenkomstig het bepaalde in de Nederlandse Corporate Governance Code. Tevens wordt voorgesteld de statuten uit te breiden met een artikel ter zake van het verplicht uitbrengen van een bod ingeval de grens van een 30% belang wordt bereikt, met als doel de positie van de minderheidsaandeelhouders te beschermen. Voorts worden enkele technische wijzigingen voorgesteld.

Na deze statutenwijziging zal Wessanen niet langer beschermingsconstructies in de zin van Bijlage X van het Fondsenreglement kennen. Het volledige voorstel tot statutenwijziging met toelichting is kosteloos verkrijgbaar bij ABN AMRO Bank N.V. te Breda op telefoonnummer 076-579 94 55, bij het hoofdkantoor van genoemde bank in Amsterdam, ten kantore van de vennootschap te Amstelveen en is voorts te raadplegen op www.wessanen.com.

Agendapunt 7
Benoeming van drie leden van de Raad van Commissarissen
Op zijn verzoek treedt de heer K.J. Storm dit jaar af als commissaris van de vennootschap. Voorgesteld wordt in deze vacature te voorzien door de benoeming de heer D.I. Jager, voormalig bestuursvoorzitter van Procter & Gamble. De heer Jager wordt benoemd voor een periode van vier jaar.

Naam:	D.I. Jager (1943)
Functies:	voormalig bestuursvoorzitter van Procter & Gamble en commissaris bij Chiquita Brands International, Inc., Eastman Kodak Company, Koninklijke KPN N.V. en Polycom Inc.
Motivatie:	zeer ruime ervaring in algemeen, marketing- en financieel management bij multinationale ondernemingen van consumentengoederen

Op grond van het bepaalde in artikel 24, lid 4 van de statuten treedt dit jaar af als commissaris de heer J.A.N. van Dijk. De heer Van Dijk heeft te kennen gegeven niet beschikbaar te zijn voor herbenoeming. Voorgesteld wordt in deze vacature te voorzien door de benoeming van de heer L.M. de Kool, Executive Vice President en Chief Financial & Administrative Officer van Sara Lee Corporation. De heer De Kool wordt benoemd voor een periode van vier jaar.

Naam:	L.M. de Kool (1954)
Functie:	Executive Vice President en Chief Financial & Administrative Officer van Sara Lee Company
Motivatie:	zeer ruime ervaring op financieel en managementgebied bij een multinationale onderneming

Op grond van het bepaalde in artikel 24, lid 4 van de statuten treedt dit jaar af als commissaris de heer F.H.J. Koffrie. De heer Koffrie is herbenoembaar. Voorgesteld wordt de heer Koffrie te benoemen tot commissaris van de vennootschap voor een periode van vier jaar. De gegevens van de heer Koffrie luiden als volgt:

Naam:	F.H.J. Koffrie (1952)
Functie:	Voorzitter van de Raad van Bestuur van Buhrmann N.V.
Motivatie:	zeer ruime bestuurlijke ervaring en expertise op gebied van distributie

Agendapunt 8

Benoeming van een lid van de Concerndirectie

Voorgesteld wordt de heer D.G. Vierstra te benoemen tot lid van de Concerndirectie. De heer Vierstra trad op 1 januari 2005 in dienst en was voordien werkzaam als lid van de Concerndirectie/CFO van Koninklijke Friesland Foods Holding N.V. De heer Vierstra zal als lid van de Concerndirectie verantwoordelijk zijn voor alle financiële aangelegenheden van het concern. De heer Vierstra wordt benoemd voor een periode van vier jaar.

De hoofdlijnen van het bezoldigingspakket zijn als volgt: basissalaris, bonus en restricted shares. Nadere gegevens zijn opgenomen in het remuneratierapport dat op de website beschikbaar is (www.wessanen.com).

Naam:	D.G. Vierstra (1958)
Functie:	Chief Financial Officer
Motivatie:	zeer ruime kennis en ervaring op gebied van financieel bestuur

Agendapunt 9

Vaststelling bezoldigingsbeleid van de leden van de Concerndirectie

In de vergadering van 31 maart 2004 is het bezoldigingsbeleid ten aanzien van de leden van de concerndirectie vastgesteld. Dit beleid wordt op een enkel punt aangepast. De hoofdlijnen van het bezoldigingsbeleid ten aanzien van de leden van de Concerndirectie, voorbereid door de Remuneratiecommissie van de Raad van Commissarissen, luiden als volgt:

De leden van de Concerndirectie worden benoemd voor een periode van vier jaar en zijn hernoembaar. De vergoeding bij ontslag bedraagt ten hoogste 12 maanden. De bezoldiging bestaat uit een vast basissalaris en een variabel gedeelte, opgebouwd uit de volgende elementen:

a een bonus in contanten te behalen op grond van meetbare, van tevoren vastgestelde criteria. De bonus in contanten bedraagt ten hoogste 100% van het basissalaris.

b een restricted share plan met een looptijd van drie jaar waarbij elk jaar een derde gedeelte wordt toegekend op grond van meetbare, van tevoren vastgestelde criteria. De levering van de aandelen onder het restricted share plan vindt plaats aan het einde van de driejarige looptijd.

c opties op aandelen zullen niet langer worden toegekend.

De leden van de Concerndirectie treden toe tot het pensioenfonds van de onderneming of kiezen voor een vaste bijdrage. Aan de leden van de Concerndirectie worden geen leningen verstrekt.

Het remuneratierapport is beschikbaar op de website www.wessanen.com.

Agendapunt 10

Vaststellen bezoldiging leden van de Raad van Commissarissen

Teneinde het niveau van de bezoldiging van de leden van de Raad van Commissarissen beter af te stemmen op de huidige praktijk, mede gezien in internationaal verband, wordt voorgesteld de bezoldiging met ingang van het jaar 2005 als volgt vast te stellen:

Voorzitter Raad van Commissarissen:	EUR 60.000 per jaar
Voorzitter Audit Committee:	EUR 50.000 per jaar
Overige leden van de Raad van Commissarissen:	EUR 40.000 per jaar

In 2004 bedroeg de vaste bezoldiging van de voorzitter van de Raad van Commissarissen EUR 30.000 per jaar alsmede een variabele bezoldiging per commissievergadering van EUR 3.000 tot een maximum van EUR 12.000. Voor de leden van de Raad van Commissarissen bedroeg de vaste bezoldiging EUR 20.000 per jaar en een variabele bezoldiging van EUR 2.000 per commissievergadering tot een maximum van EUR 8.000. De variabele bezoldiging voor het bijwonen van commissievergaderingen komt te vervallen.

Agendapunt 11

Verlenging van de aanwijzing van de Concerndirectie als het orgaan dat bevoegd is te besluiten tot uitgifte van aandelen en tot beperking of uitsluiting van het voorkeursrecht

Deze aanwijzing is bij besluit van de Algemene Vergadering van 31 maart 2004 verlengd met een tijdvak van 18 maanden, te rekenen vanaf de datum van die vergadering.

Bij de statuten is de Concerndirectie, onder goedkeuring van de Raad van Commissarissen, aangewezen als het orgaan dat bevoegd is te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, en tot beperking of uitsluiting van het voorkeursrecht bij uitgifte van aandelen. Voorgesteld wordt de aanwijzing te verlengen met een tijdvak van 18 maanden, te rekenen vanaf de datum van deze vergadering en derhalve eindigend op 27 oktober 2006.

De bevoegdheden van de Concerndirectie zijn beperkt tot een uitgifte tot ten hoogste 10% van het geplaatste kapitaal, en een additionele 10% in geval de uitgifte plaatsvindt in het kader van een fusie of acquisitie.

Agendapunt 12

Machtiging tot verkrijging van eigen aandelen

Ingevolge artikel 9, lid 2 van de statuten is voor een verkrijging door de vennootschap van eigen aandelen of certificaten daarvan, anders dan om niet, machtiging van de Algemene Vergadering nodig. De machtiging geldt voor ten hoogste 18 maanden. Laatstelijk is de machtiging verleend in de vergadering van aandeelhouders op 31 maart 2004. Voorgesteld wordt de volgende machtiging te verlenen:

Aan de Concerndirectie wordt machtiging verleend tot het verkrijgen van eigen aandelen of certificaten daarvan als bedoeld in artikel 9 van de statuten door aankoop ter beurze of anderszins voor een tijdvak van 18 maanden, te rekenen vanaf de datum van deze vergadering. Het maximale aantal aldus te verkrijgen aandelen of certificaten daarvan is gelijk aan het wettelijk toegestane maximum. De prijs van aandelen of certificaten daarvan is maximaal gelijk aan de beurskoers vermeerderd met 10 procent en beloopt minimaal EUR 0,01. De beurskoers wordt bepaald op basis van het gemiddelde van de slotkoersen blijkens de Officiële Prijscourant van Euronext Amsterdam N.V. gedurende de vijf opeenvolgende beursdagen, voorafgaand aan de dag van de inkoop.

Agendapunt 13

Rondvraag en sluiting

Aanmeldingsregeling
Voor het bejwonen van de Algemene Vergadering van Aandeelhouders.

Registratietijdstip
De Concerndirectie heeft bepaald dat voor deze vergadering als stem- en/of vergadergerechtigden gelden zij die op woensdag 20 april 2005, 17.00 uur, zulks na verwerking van alle bij- en afschrijvingen (het 'Registratietijdstip'), die rechten hebben en als zodanig zijn ingeschreven in een door de Concerndirectie daartoe aangewezen (deel)register. Voor aandeelhouders is als (deel)register aangewezen het aandeelhoudersregister van Koninklijke Wessanen nv. Voor certificaathouders zijn als (deel)register aangewezen de administraties per het Registratietijdstip van de bij het Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ('Necigef') aangesloten instellingen in de zin van de Wet giraal effectenverkeer.

Aandeelhouders
Toegang tot de Algemene Vergadering van Aandeelhouders hebben aandeelhouders en stemgerechtigde vruchtgebruikers van aandelen die van hun voornemen de vergadering bij te wonen N.V. Algemeen Nederlands Trustkantoor ANT te Amsterdam ('ANT') uiterlijk 20 april 2005 om 16.00 uur schriftelijk in kennis hebben gesteld. Zij zijn bevoegd de vergadering bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen. Deze rechten kunnen ook worden uitgeoefend door een schriftelijk gevolmachtigde mits de volmacht eveneens uiterlijk op 20 april 2005, om 16.00 uur door ANT is ontvangen.

Certificaathouders
Voorts hebben toegang tot de Algemene Vergadering van Aandeelhouders houders van certificaten van aandelen, uitgegeven door Stichting Administratiekantoor van aandelen Koninklijke Wessanen (het 'AK'). Zij zijn bevoegd de vergadering bij te wonen en daarin het woord te voeren, mits zij via de aangesloten instelling waarbij hun certificaten worden geadministreerd hun certificaten uiterlijk op 20 april 2005, om 16.00 uur schriftelijk hebben aangemeld bij ABN AMRO Bank N.V., Securities Operations/MF2050, Agency Services/Paying Agency, Postbus 3200, 4800 DE te Breda of bij het hoofdkantoor van genoemde bank te Amsterdam. Hiertoe dient de instelling in wier administratie men voor de certificaten is geregistreerd aan ABN AMRO Bank N.V. een verklaring over te leggen dat de desbetreffende certificaten ten name van de houder daarvan in haar administratie geregistreerd zullen blijven tot en met het Registratietijdstip. Daarna zal een registratiebewijs worden toegezonden, dat dient als toegangsbewijs voor de vergadering.

Deze rechten kunnen ook worden uitgeoefend door een schriftelijk gevolmachtigde mits - onverminderd het hiervoor vermelde vereiste van aanmelding – de volmacht uiterlijk op 20 april 2005 om 16.00 uur door ANT is ontvangen.

Aan houders van certificaten die met inachtneming van het vorenstaande tijdig hun certificaten hebben aangemeld wordt op grond van artikel 19 van de door het AK vastgestelde administratievoorwaarden door het AK een volmacht verleend om in de vergadering zelf het stemrecht te kunnen uitoefenen op de door het AK gehouden aandelen waartegenover de betreffende certificaten zijn uitgegeven. Bij het tekenen van de presentielijst voor aanvang van de vergadering zal door de certificaathouder of zijn gevolmachtigde een door het AK getekende volmacht mede-ondertekend moeten worden.

Proxy-voting en steminstructie

Houders van certificaten van aandelen die de aandeelhoudersvergadering niet kunnen bijwonen, kunnen eveneens, onverminderd het hiervoor bepaalde omtrent aanmelding en volmachtverlening door het AK, een volmacht en steminstructie verlenen aan ANT, welke vennootschap is aangewezen om overeenkomstig de steminstructie te stemmen. Voor het verlenen van deze volmacht en steminstructie dienen houders van certificaten van aandelen gebruik te maken van een formulier dat zo spoedig mogelijk moet worden opgevraagd bij ANT, Herengracht 420, 1017 BZ Amsterdam (tel. 020-5222555, fax 020-5222500, e-mail adres: conversie@ant-trust.nl). Het door de certificaathouder ingevulde formulier dient uiterlijk op 20 april 2005 om 16.00 uur door ANT of Koninklijke Wessanen nv te zijn ontvangen. Het formulier kan ook worden gedownload van de website van Koninklijke Wessanen nv (www.wessanen.com). Het ingevulde formulier kan ook per email worden verstuurd aan conversie@ant-trust.nl of aan a.bock@wessanen-hq.com.

Niet tijdig ontvangen aanmeldingen bij ANT of (voor certificaten) bij ABN AMRO Bank N.V. en onduidelijke, onvolledige of niet tijdig door ANT ontvangen volmachten zullen als ongeldig worden beschouwd, daar controle op de juistheid van de gegevens dan onmogelijk is.

Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
www.wessanen.com

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